CONFIDENTIAL OFFERING CIRCULAR AND CONSENT SOLICITATION STATEMENT

                               CONSOLTEX INC.
                                    and
                            CONSOLTEX (USA) INC.
                          Offer to Exchange their
             11% Senior Subordinated Pay-in-Kind Notes due 2009
                                  or their
        11% Senior Subordinated Pay-in-Kind Notes due 2009 and Cash
                    for any and all of their outstanding
              11% Series B Senior Subordinated Notes due 2003
           and Solicitation of Consents to Proposed Waivers under
                      and Amendments to the Indenture
       Governing the 11% Series B Senior Subordinated Notes due 2003

         Consoltex Inc., a corporation organized under the laws of New
Brunswick, Canada ("Consoltex"), and Consoltex (USA) Inc., a New York corporation ("Consoltex USA" and, together with Consoltex, the "Issuers"), hereby offer, upon the terms and subject to the conditions set forth in this Offering Circular and Consent Solicitation Statement (this "Offering
Circular") and in the accompanying Consent and Letter of Transmittal, to exchange (the "Exchange Offer"), at each Holder's (as defined below) election, either (i) $935 principal amount of their 11% Senior Subordinated
Pay-in-Kind Notes due 2009 (the "New Notes") for each $1,000 principal amount of their outstanding 11% Series B Senior Subordinated Notes due 2003
(the "Existing Notes"), and $55 principal amount of New Notes for all of the accrued but unpaid interest on the Existing Notes through the date of the Exchange Offer, or (ii) $573.63 principal amount of New Notes and $46.38 in cash for each $1,000 principal amount of Existing Notes, and $33.74 principal amount of New Notes for all of the accrued but unpaid interest on the Existing Notes through the date of the Exchange Offer. The
New Notes will bear interest at the rate of 11% per annum from and after the date of issuance, payable semiannually (with the first payment to occur on April 1, 2002) in either additional New Notes or cash at our option on or prior to April 1, 2005, and payable in cash thereafter and will have restrictive covenants substantially similar to those of the Existing Notes, prior to giving effect to the Proposed Waivers and Amendments (as defined herein). Concurrently with the Exchange Offer, we also are soliciting consents (the "Consents" and such solicitation, the "Consent Solicitation") from Holders of Existing Notes to certain waivers under and amendments to the Existing Indenture (as defined below) governing the Existing Notes, as further described below (the "Proposed Waivers and Amendments").

         The Exchange Offer is conditioned upon, among other things, the Holders (as defined below) of at least 95% of the aggregate outstanding principal amount of Existing Notes (excluding Existing Notes held by AIP
(as defined below)) tendering their Existing Notes in accordance with the terms of the Exchange Offer (the "Minimum Tender") and the Holders of not less than a majority in the aggregate outstanding principal amount of Existing Notes (excluding those Existing Notes held by us or any of our affiliates, including AIP) delivering their Consents to the Proposed
Waivers and Amendments (the "Minimum Consent") prior to the Consent Time
(as defined below). If the Minimum Tender is received and certain other conditions described herein are satisfied or waived, AIP/CGI, Inc. ("AIP"), the Holder of 28.875% of the aggregate outstanding principal amount of Existing Notes and our indirect sole stockholder, has agreed to contribute its Existing Notes to our parent company, which will contribute such Existing Notes to us in exchange for shares of common stock of Consoltex and contributed surplus of Consoltex USA promptly after the Expiration Time
(as defined below).

         In December 2001, we entered into agreements (the "Exchange
Agreements") with the Holders of 70.83% (excluding AIP)of the aggregate outstanding principal amount of Existing Notes, pursuant to which we agreed to commence the Exchange Offer and Consent Solicitation and such Holders agreed to tender their Existing Notes and to deliver their Consents to the Proposed Waivers and Amendments.

-------------------------------------------------------------------------------
THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
FEBRUARY 8, 2002 (THE "EXPIRATION TIME"), UNLESS EXTENDED OR EARLIER
TERMINATED. THE CONSENT SOLICITATION WILL EXPIRE AT 5:00 P.M., NEW YORK
CITY TIME, ON JANUARY 30, 2002 (THE "CONSENT TIME") UNLESS EXTENDED OR
EARLIER TERMINATED.
-------------------------------------------------------------------------------

         You should read the section entitled "Risk Factors" beginning on page 10 for a discussion of certain risks that should be considered in evaluating the Exchange Offer and Consent Solicitation and an investment in the New Notes.

         Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the New Notes or determined that this Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.

   The Exchange Agent for the Exchange Offer and Consent Solicitation is:
                              U.S. BANK, N.A.

 January 10, 2002




         In conjunction with the Exchange Offer, we hereby solicit Consents from registered holders of Existing Notes (each, a "Holder" and, collectively, the "Holders") to the Proposed Waivers and Amendments to the Indenture, dated as of September 30, 1993 (the "Original Indenture"), among the Issuers, Consoltex Holdings, Inc. ("Holdings" or the "Parent
Guarantor"), the Subsidiary Guarantors (as defined below) and U.S. Bank,
N.A. (formerly First Trust National Association), as Trustee (the
"Trustee"), pursuant to which the Existing Notes were issued, as amended by the Supplemental Indenture dated August 18, 1994, the Second Supplemental
Indenture dated September 29, 2000, the Third Supplemental Indenture dated
April 12, 2001 and the Fourth Supplemental Indenture dated January 9, 2002
(the Original Indenture, as so amended, the "Existing Indenture"). The
Proposed Waivers would waive all defaults under the Existing Indenture including (1) our default for failure to make the semi-annual interest payment due in respect of the Existing Notes on October 1, 2001, with respect to consenting Holders only (the "Payment Default Waiver") and (2) our default for failure to file a quarterly report with the SEC for the quarter ended September 30, 2001 (the "Reporting Default Waiver"). The
Proposed Amendments would amend certain provisions of the Existing
Indenture and the Existing Notes to eliminate substantially all of the restrictive covenants in the Existing Indenture and to release the subsidiary and parent guarantees of the Existing Notes. See "The Exchange
Offer and Consent Solicitation--The Consent Solicitation." If the Exchange
Offer and Consent Solicitation are completed, Existing Notes not tendered for exchange pursuant to the Exchange Offer will not be affected by the Payment Default Waiver but will be subject to the Reporting Default Waiver and the Proposed Amendments.

         To deliver a Consent with respect to Existing Notes, a Holder must tender those Existing Notes for exchange pursuant to the Exchange Offer. A
Holder who tenders its Existing Notes for exchange pursuant to the Exchange
Offer will be deemed to have delivered a Consent with respect to such tendered Existing Notes, subject to the terms and conditions set forth herein and in the Consent and Letter of Transmittal. Each reference herein to the tender of Existing Notes shall be deemed to include the delivery of Consents with respect to such Existing Notes, unless stated otherwise. Each reference herein to the delivery of a Consent with respect to Existing
Notes shall be deemed to include the tender of such Existing Notes, unless stated otherwise.

         A previously delivered Consent may be revoked only by withdrawing the tender of the Existing Notes to which such Consent relates in accordance with the procedures set forth herein and in the Consent and Letter of Transmittal.

         Existing Notes tendered prior to the Consent Time may be withdrawn
(and the related Consent therefore revoked) at any time at or prior to the Consent Time, but not thereafter. Existing Notes tendered after the Consent
Time may be withdrawn (and the related Consent therefore revoked) at any time prior to the Expiration Time. The withdrawal of a Holder's tender will be effective only by means of a signed writing specifically stating such withdrawing Holder's intention to withdraw its tender. Existing Notes may be tendered and withdrawn only as provided for herein.

         Notwithstanding any other provision of the Exchange Offer or the Consent Solicitation, the Issuers' obligation to accept for exchange
Existing Notes validly tendered pursuant to the Exchange Offer is conditioned upon, among other customary conditions, the receipt of the Minimum Tender and the Minimum Consent, the execution and delivery by the Issuers, the Parent Guarantor, each Subsidiary Guarantor and the Trustee of a supplemental indenture effecting the Proposed Waivers and Amendments, substantially in the form attached hereto as Exhibit A (the "Supplemental
Indenture") and the Proposed New Credit Facility (as defined below) shall have been executed and delivered by all parties thereto.

         In the event that the Exchange Offer and the Consent Solicitation are withdrawn or otherwise not completed, the Exchange Offer will not be effected with respect to Holders of Existing Notes who have validly tendered their Existing Notes in connection with the Exchange Offer and Consent Solicitation.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE
ANY REPRESENTATION IN CONNECTION WITH THE EXCHANGE OFFER OR CONSENT
SOLICITATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR AND THE
CONSENT AND LETTER OF TRANSMITTAL. YOU ARE ADVISED THAT YOU MAY NOT RELY ON
ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION, IF GIVEN
OR MADE, AS HAVING BEEN AUTHORIZED BY THE ISSUERS, THE PARENT GUARANTOR,
ANY SUBSIDIARY GUARANTOR, THE EXCHANGE AGENT, THE TRUSTEE OR ANY OTHER
PERSON. NONE OF THE ISSUERS, THE PARENT GUARANTOR, THE EXCHANGE AGENT OR
THE TRUSTEE MAKES ANY RECOMMENDATION AS TO WHETHER HOLDERS SHOULD TENDER
THEIR EXISTING NOTES IN THE EXCHANGE OFFER AND THEREBY DELIVER A CONSENT TO
THE PROPOSED WAIVERS AND AMENDMENTS.

         The offer and sale of the New Notes in the Exchange Offer are being made under the exemption from the registration requirements of
Section 5 of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 3(a)(9) of the Securities Act. Accordingly, the New
Notes and the offer and sale thereof have not been registered under the Securities Act or any state securities laws.

         This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any of the New Notes offered hereby to any person in any jurisdiction where it is unlawful to make such an offer or solicitation. The information contained in this Offering Circular is current only as of the date hereof and neither the delivery of this Offering Circular nor the offer, sale or delivery of the New Notes made pursuant to this Offering Circular shall, under any circumstances, create any implication that the information contained herein is accurate as of any time subsequent to the date set forth on the cover page hereof.




                                 IMPORTANT

         Any Holder desiring to tender Existing Notes (and thereby deliver a Consent with respect thereto) should either:

         (1) complete and sign the Consent and Letter of Transmittal (or a facsimile copy thereof) in accordance with the instructions therein, have such Holder's signature thereon guaranteed by an Eligible Guarantor
Institution (as defined below) (if required by Instructions 4 and 5 of the Consent and Letter of Transmittal) and send or deliver such manually signed
Consent and Letter of Transmittal (or a manually signed facsimile copy thereof) (or, in the case of Existing Notes held through The Depository
Trust Company ("DTC"), a properly transmitted "Agent's Message" in lieu of physically completing and signing the Consent and Letter of Transmittal) and any other required documents, including, without limitation, certificates evidencing such Existing Notes, to U.S. Bank, N.A., as Exchange Agent (or, in the case of Existing Notes delivered by book-entry transfer, confirmation of the transfer of such Existing Notes into the Exchange Agent's account with DTC pursuant to the procedures set forth herein), or

         (2) request such Holder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such Holder. A beneficial owner who has Existing Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such beneficial owner desires to tender such Existing Notes so registered (and thereby deliver a Consent with respect thereto) and instruct such Holder to tender the Existing Notes on the beneficial owner's behalf. A Letter of Instructions, which may be used by a beneficial owner in this process to effect the tender, is included in the materials provided along with this Offering Circular. See "The Exchange Offer and Consent
Solicitation--Procedures for Tendering Existing Notes and Delivering
Consents."

         Any Holder desiring to tender Existing Notes but who cannot comply with the procedures set forth herein for tender on a timely basis or whose certificates for Existing Notes are not immediately available may tender the Existing Notes by following the procedures for guaranteed delivery set forth under "The Exchange Offer and Consent Solicitation--Procedures for
Tendering Existing Notes - Guaranteed Delivery."

         DTC has authorized DTC participants that hold Existing Notes on behalf of beneficial owners of Existing Notes through DTC to tender their Existing Notes (and thereby deliver a Consent with respect thereto) as if they were Holders. To effect a tender and deliver a Consent, DTC participants may, in lieu of physically completing and signing the Consent and Letter of Transmittal, transmit their acceptance to DTC through the DTC
Automated Tender Offer Program ("ATOP"), for which the transaction will be eligible, and follow the procedure for book-entry transfer set forth in "The Exchange Offer and Consent Solicitation--Procedures for Tendering
Existing Notes and Delivering Consents."

         Questions and requests for assistance with respect to procedural matters in connection with the Exchange Offer and Consent Solicitation, or for additional copies of this Offering Circular, the Consent and Letter of Transmittal, the Notice of Guaranteed Delivery or any other documents may be directed to the Exchange Agent at its address and telephone number set forth on the last page of this Offering Circular. Beneficial owners also may contact their broker, dealer, commercial bank, trust company or other nominee through which they hold Existing Notes with questions and requests for assistance.

THIS OFFERING CIRCULAR (INCLUDING ALL EXHIBITS HERETO) AND THE CONSENT AND
LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH YOU SHOULD READ
BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE EXCHANGE OFFER AND THE
CONSENT SOLICITATION AND AN INVESTMENT IN THE NEW NOTES.




                             TABLE OF CONTENTS
                                                                         Page
                                                                         ----
IMPORTANT....................................................................ii
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..............................iv
AVAILABLE INFORMATION........................................................iv
FORWARD-LOOKING STATEMENTS....................................................v
OFFERING CIRCULAR SUMMARY.....................................................1
THE NEW NOTES.................................................................7
RISK FACTORS.................................................................10
USE OF PROCEEDS..............................................................16
THE EXCHANGE OFFER AND CONSENT SOLICITATION..................................17
CAPITALIZATION...............................................................27
UNAUDITED PRO FORMA FINANCIAL DATA...........................................28
CONSOLTEX HOLDINGS, INC......................................................28
PRO FORMA CONSOLIDATED STATEMENTS OF.........................................28
OPERATIONS AND COMPREHENSIVE INCOME..........................................28
CONSOLTEX HOLDINGS, INC......................................................30
PRO FORMA INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS......................30
AND COMPREHENSIVE INCOME.....................................................30
CONSOLTEX HOLDINGS, INC......................................................31
PRO FORMA INTERIM CONSOLIDATED BALANCE SHEETS................................31
SELECTED FINANCIAL DATA......................................................32
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS..................................................34
BUSINESS 44
MANAGEMENT...................................................................58
EXECUTIVE COMPENSATION.......................................................61
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...............65
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...............................67
DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS....................................69
DESCRIPTION OF THE NEW NOTES.................................................70
CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES.............................93
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS......................95
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS.....................................99
INDEX TO FINANCIAL STATEMENTS...............................................F-1

Exhibit A:  Form of Supplemental Indenture



              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The form of Supplemental Indenture attached hereto as Exhibit A, which sets forth the Proposed Waivers and Amendments, is incorporated herein by reference and shall be deemed to be a part hereof.

                           AVAILABLE INFORMATION

         Consoltex has in the past filed reports and other information with the SEC. Such reports and other information should be available for inspection at the public reference facilities of the SEC located in Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at prescribed rates at the regional offices of the SEC located at: 233 Broadway, New York, New York
10279, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.
Copies of this material may also be obtained by mail, upon payment of the SEC's customary fees, by writing to the SEC's principal office at 450 Fifth
Street, N.W., Washington, D.C. 20549. The SEC maintains a Web site at http://www.sec.gov containing reports and other information regarding registrants, including Consoltex, that have filed electronically with the SEC. On November 8, 2001, Consoltex deregistered the Existing Notes under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, as a result, is no longer required to file reports and other information with the SEC.

                         FORWARD-LOOKING STATEMENTS

         Some of the statements made or incorporated by reference in this Offering Circular are forward-looking statements. These forward-looking statements are based upon our current expectations and projections about future events. When used in this Offering Circular, the words "believe,"
"anticipate," "intend," "estimate," "expect," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. The forward-looking statements in this Offering Circular are primarily located in the material set forth under the headings "Offering Circular Summary," "Risk Factors,"
"Capitalization," "Management's Discussion and Analysis of Financial
Condition and Results of Operations," and "Business," but are found in other locations as well. These forward-looking statements generally relate to our plans, objectives and expectations for future operations and are based upon management's reasonable estimates of future results or trends.
Although we believe that our plans and objectives reflected in or suggested by such forward-looking statements are reasonable, we may not achieve such plans or objectives. You should read this Offering Circular completely and with the understanding that actual future results may be materially different from what we expect. We will not update forward-looking statements even though our situation may change in the future.

         Specific factors that might cause actual results to differ from our expectations, may affect our ability to timely pay amounts due under the New Notes or may affect the value of the New Notes, include, but are not limited to:

    o material adverse changes in economic conditions in the markets we serve;

    o    our substantial indebtedness and debt service requirements;

    o the restrictions and limitations imposed upon us by our debt agreements;

    o    future regulatory actions and conditions in our operating areas;

    o    our potential tax liability as a result of the Exchange Offer;

    o    changes in the price of polypropylene resin;

    o    changes in the textile industry regulatory environment;

    o changes in or additions to the environmental regulations that govern our operations;

    o the susceptibility of our foreign operations to currency exchange, political, investment and other risks;

    o competition from others in the textile and industrial fabric industry;

    o the integration of our operations with those of businesses we have acquired or may acquire in the future and the realization of expected benefits; and

    o other factors discussed under "Risk Factors" or elsewhere in this Offering Circular.

         All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Offering Circular may not occur.




                         OFFERING CIRCULAR SUMMARY

         This summary highlights selected information from this Offering
Circular and may not contain all the information that is important to you.
For a more complete understanding of the Exchange Offer and Consent
Solicitation, you should read this entire Offering Circular, including those documents incorporated by reference herein. As used in this Offering
Circular, the terms "we," "us," "our," "the Company" and "the Issuers" refer, collectively, to Consoltex and Consoltex USA and their respective subsidiaries. References to "Holdings" and the "Parent Guarantor" refer to Consoltex Holdings, Inc., a Delaware corporation and the sole shareholder of each of Consoltex and Consoltex USA.

                                The Company

         We are a vertically integrated North American textile and polypropylene company with facilities located in the United States, Canada, Mexico and Costa Rica. Our operations range from the production of yarn, to weaving, dyeing, printing, finishing and coating of fabrics, as well as the production of end products such as small bags. We also conduct our own research and development and maintain our own sales, marketing and distribution network throughout North America. We are a direct wholly owned subsidiary of Holdings and an indirect wholly owned subsidiary of AIP. AIP also is the holder of 28.875% of the aggregate outstanding principal amount of the Existing Notes.

         The address of the principal executive offices of Holdings is c/o
American Industrial Partners, Inc., 551 Fifth Avenue, Suite 3800, New York,
New York 10176. The address of the principal executive offices of Consoltex is 8555 Route Transcanadienne, Saint-Laurent, Quebec H4S 1Z6. The address of the principal executive offices of Consoltex USA is 499 Seventh Avenue, 3rd Floor, South Tower, New York, New York 10018.

     Purpose and Effects of the Exchange Offer and Consent Solicitation

         The Exchange Offer and Consent Solicitation are a part of a series of transactions that we are undertaking to restructure our existing debt and capital structure, as described in more detail below. See "-The
Restructuring Transactions." The purpose of the Exchange Offer and Consent
Solicitation is to restructure the Existing Notes on terms mutually beneficial to us and the Holders of the Existing Notes. The Existing Notes mature in 2003, and we are currently in default with respect to the payment of interest due on the Existing Notes in the amount of $4.7 million. The
New Notes will not mature until 2009 and will provide us with the ability to make interest payments in respect of the New Notes in additional New
Notes or cash, at our option, through April 1, 2005. The purpose of the Proposed Waivers and Amendments is to waive all defaults under the Existing
Indenture, including our default for failure to pay interest on the Existing Notes and our default for failure to file a quarterly report with the SEC for the quarter ended September 30, 2001, and, so that we may issue the New Notes, to amend the Existing Indenture to remove substantially all of the restrictive covenants and to release the existing subsidiary and parent guarantees of the Existing Notes. We and/or our affiliates may purchase all or a portion of any Existing Notes that are not tendered for exchange in the Exchange Offer following the consummation of the Exchange
Offer. If the Exchange Offer and Consent Solicitation are completed,
Existing Notes not tendered for exchange pursuant to the Exchange Offer will not be affected by the Payment Default Waiver but will be subject to the Reporting Default Waiver and the Proposed Amendments.

         In connection with the Exchange Offer, we entered into two agreements (the "Exchange Agreements") with Holdings, AIP and the Holders
(the "Consenting Noteholders") of 70.83% of the aggregate outstanding principal amount of Existing Notes pursuant to which we agreed, among other things, to commence the Exchange Offer and Consent Solicitation pursuant to the terms and subject to the conditions described in this Offering
Circular, and the Consenting Noteholders agreed, among other things, to tender their Existing Notes in the Exchange Offer and to deliver their Consents to the Proposed Waivers and Amendments. Consenting Noteholders holding 56.42% of the aggregate outstanding principal amount of Existing
Notes have agreed to elect to receive New Notes in exchange for their Existing Notes while the Consenting Noteholders holding 14.71% of the aggregate outstanding principal amount of Existing Notes may elect to receive New Notes or New Notes and cash for their Existing Notes, pursuant to the terms and subject to the conditions set forth in this Offering
Circular and in the Consent and Letter of Transmittal.

                       The Restructuring Transactions

         We are undertaking the Exchange Offer and Consent Solicitation as part of the restructuring of our existing debt and capital structure. As used in this Offering Circular, "Restructuring Transactions" refers to the Exchange Offer and Consent Solicitation, together with the following transactions, taken as a whole:

The AIP Contribution

         Pursuant to the terms of the Exchange Agreements, AIP, the sole stockholder of Holdings and holder of 28.875% of the aggregate outstanding principal amount of the Existing Notes, agreed that if the Exchange Offer is completed, it will contribute its Existing Notes to Holdings, which will contribute such Existing Notes to us in exchange for shares of common stock of Consoltex and contributed surplus of Consoltex USA (the "AIP
Contribution"). In addition, if the Exchange Offer is completed, we expect that AIP will (1) contribute cash to Holdings, which cash will be contributed to us to be used to satisfy our obligation to pay cash to Holders that elect to receive New Notes and cash for their Existing Notes in the Exchange Offer pursuant to the terms and subject to the conditions described herein and in the Consent and Letter of Transmittal, if applicable and (2) contribute $12.8 million of Holdings 10.5% Debentures due October 15, 2003, to Holdings in exchange for equity of Holdings. See
"Certain Relationships and Related Transactions--Exchange Agreements."

Sale of Flexible Intermediate Bulk Container Division

         On December 19, 2001, we sold (the "Asset Sale") the businesses comprising our Flexible Intermediate Bulk Container ("FIBC") Division for
$42.2 million in cash and $3.5 million balance of sale in escrow to Coated
Products Holdings, Incorporated ("Coated") and Tyco Acquisition Alpha LLC
("Alpha"). The net proceeds received by us from the Asset Sale will be applied to reduce the debt outstanding under our existing senior credit facility (the "Existing Credit Facility").

Amendment of Credit Agreement

         We currently have a commitment from the lenders under our Existing
Credit Facility to provide us with a new $68.25 million senior credit facility (the "Proposed New Credit Facility"), which would replace the Existing Credit Facility. We will not be able to borrow under the Proposed
New Credit Facility until definitive documentation is negotiated and executed. The execution of the Proposed New Credit Facility is a condition to the completion of the Exchange Offer.

Amendment of Convertible Debentures

         Holdings currently has outstanding $2.42 million of 10.5%
Convertible Debentures due October 15, 2003 (the "Convertible Debentures").
Holdings, with the approval of the holder of the Convertible Debentures, Les Gantiers Limited, recently amended the terms of the Convertible
Debentures to provide for the following terms: (1) the stated maturity of the Convertible Debentures shall be no sooner than 91 days after the stated maturity of the New Notes; and (2) Holdings shall pay interest on the Convertible Debentures through the issuance of additional Convertible
Debentures, until interest on the New Notes is paid by the Issuers in cash
(the foregoing amendments, the "Convertible Debentures Amendments").

                            Recent Developments

Deregistration of the Existing Notes under the Securities Exchange Act

         On November 8, 2001, we deregistered the Existing Notes pursuant to the applicable provisions of the Exchange Act. As a result, we are no longer required to file periodic reports with the SEC, including Annual
Reports on Form 10-K and Quarterly Reports on Form 10-Q. As a result of the deregistration, we were not required to and did not file a Quarterly Report on Form 10-Q for the three months ended September 30, 2001. The failure to file our third quarter Form 10-Q constituted an event of default under the Existing Indenture. The Reporting Default Waiver, if it becomes operative as described herein, would waive such event of default with respect to all Holders of Existing Notes.

         Notwithstanding the deregistration of the Existing Notes, the indenture governing the New Notes (the "New Indenture") will require that we provide holders of the New Notes with audited annual consolidated financial statements and unaudited quarterly consolidated financial statements and any other report or communication that is generally provided to holders of our voting equity securities.

Third Quarter 2001 Results

         Consolidated sales for the quarter and nine months ended September
30, 2001 were $55.7 million and $207.6 million, respectively, a decrease of 33.1% and 27.3% compared to sales of $83.2 million and $285.7 million for the quarter and nine months ended September 30, 2000, respectively. The decrease was primarily due to our decision to concentrate on our core businesses and downsize certain non-core businesses which resulted in an overall decrease in sales in the non-core businesses which carried lower gross margins.

         Earnings before interest, taxes, depreciation, amortization and foreign exchange was $(0.3) million and $1.6 million for the quarter and nine months ended September 30, 2001, respectively, compared to $0.1 million and $22.9 million for the quarter and nine months ended September
30, 2000, respectively. Our gross profits increased for the third quarter as gross profit margins increased from 12.8% for the third quarter of 2000 to 15.7% for the third quarter of 2001 but decreased from 19.4% for the nine months ending September 30, 2000 to 14.6% for the nine months ending
September 30, 2001. The decrease in gross profit margins for the nine months ended September 30, 2001 is primarily attributable to the disposition of some product lines of non-core businesses for both operations.

         Selling, general and administrative expenses, increased to 16.3% of sales and 13.8% of sales for the quarter and nine months ended September
30, 2001, respectively, from 12.7% and 11.4% of sales for the quarter and nine months ended September 30, 2000, respectively. The increase was mainly due to certain fixed costs which are still being incurred with respect to non-core product lines and businesses.

Payment Default Under the Existing Notes

         On October 1, 2001, we failed to make the semi-annual interest payment due on such date in respect of the Existing Notes. This non-payment of interest is an event of default under the Existing Indenture. The
Payment Default Waiver, if it becomes operative as described herein, would waive such event of default under the Existing Indenture with respect to Holders who tender their Existing Notes (and thereby deliver their Consent) but would not be binding on Holders who do not tender their Existing Notes
(and thereby do not deliver their Consent.)




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                             The Exchange Offer


Existing Notes.......................................  $120,000,000 aggregate principal amount of 11% Series
                                                       B Senior Subordinated Notes due 2003.

Securities Offered...................................  Up to $84,496,500 aggregate principal amount of 11%
                                                       Senior Subordinated Pay-in-Kind Notes Due 2009, the
                                                       terms of which are summarized under "The New Notes"
                                                       below.

Exchange Offer.......................................  We are offering to issue, at the election of each
                                                       Holder, either (i) $935 principal amount of New Notes
                                                       for each $1,000 principal amount of Existing Notes
                                                       outstanding, and $55 principal amount of New Notes for
                                                       all of the accrued but unpaid interest on the Existing
                                                       Notes through the date of the Exchange Offer, or (ii)
                                                       $573.63 principal amount of New Notes and $46.38 in
                                                       cash for each $1,000 principal amount of Existing
                                                       Notes outstanding, and $33.74 principal amount of New
                                                       Notes for all of the accrued but unpaid interest on
                                                       the Existing Notes through the date of the Exchange
                                                       Offer.

Consent Solicitation.................................  Concurrently with the Exchange Offer, we also are soliciting Consents from Holders of Existing Notes to
                                                       the Proposed Waivers and Amendments.  The Proposed
                                                       Waivers include, among other things, the Payment
                                                       Default Waiver and the Reporting Default Waiver, and
                                                       are being offered as a single proposal with the
                                                       Proposed Amendments.  All Consents delivered and not
                                                       revoked will be deemed to be Consents to the Proposed
                                                       Waivers and Amendments as a whole. The Payment Default
                                                       Waiver will only be effective against those Holders
                                                       who tender their Existing Notes (and thereby deliver
                                                       their Consent).  The Reporting Default Waiver will be
                                                       approved at the time the Holders of not less than a
                                                       majority of the outstanding principal amount of the
                                                       Existing Notes have tendered their Existing Notes (and
                                                       thereby delivered their Consent) and will be effective
                                                       against all Holders of Existing Notes. The Proposed
                                                       Amendments will be approved at the time the Holders of
                                                       not less than a majority of the outstanding principal
                                                       amount of the Existing Notes have tendered their
                                                       Existing Notes (and thereby delivered their Consent)
                                                       and will apply to all Existing Notes.

                                                       The Proposed Waivers and Amendments will become
                                                       effective upon execution of the Supplemental Indenture
                                                       but will not become operative until the Exchange Offer
                                                       has been consummated.

Consent Time.........................................  The Consent Solicitation will expire, and the
                                                       Supplemental Indenture will be executed and become
                                                       effective, at the Consent Time.  The Consent Time is
                                                       5:00 p.m., New York City time, on January 30, 2002,
                                                       unless extended by us in our sole discretion.

Expiration Time......................................  The Exchange Offer will expire at the Expiration
                                                       Time.  The Expiration Time is 5:00 p.m., New York City
                                                       time, on February 8, 2002, unless extended or earlier
                                                       terminated.

Holders Entitled to Participate......................  The Exchange Offer and Consent Solicitation is being made to all Holders of Existing Notes.

Conditions to the Exchange Offer and                   The consummation of the Exchange Offer is subject to
Consent Solicitation.................................  the following conditions, any of which we may waive:


                                                           o   Minimum Consent. Holders of not less than a
                                                               majority in the aggregate outstanding
                                                               principal amount of Existing Notes (excluding
                                                               Existing Notes held by us or any of our
                                                               affiliates, including AIP) shall have
                                                               delivered their Consents to the Proposed
                                                               Waivers and Amendments prior to the Consent
                                                               Time and the Supplemental Indenture shall have
                                                               been duly executed and delivered by all
                                                               parties thereto.

                                                           o   Minimum Tender. Not less than 95% in aggregate
                                                               outstanding principal amount of Existing Notes
                                                               (excluding Existing Notes held by AIP) shall
                                                               have been validly tendered and not properly
                                                               withdrawn prior to the Expiration Time.

                                                           o   Proposed New Credit Facility.  The Proposed
                                                               New Credit Facility shall have been executed
                                                               and delivered by all parties thereto.

                                                           In addition, the Exchange Offer is subject to
                                                           customary conditions, any of which we may waive in
                                                           our sole discretion.

Procedures for Tendering Existing Notes..............  To deliver a Consent with respect to Existing Notes, a
                                                       Holder must tender those Existing Notes for exchange
                                                       pursuant to the Exchange Offer.  A Holder who tenders
                                                       its Existing Notes for exchange pursuant to the
                                                       Exchange Offer will be deemed to have delivered a
                                                       Consent with respect to such tendered Existing Notes.
                                                       If you wish to participate in the Exchange Offer and
                                                       deliver your Consent, you must submit the Consent and
                                                       Letter of Transmittal and any and all other required
                                                       documentation and tender your Existing Notes pursuant
                                                       to the procedures described herein and in the related
                                                       Consent and Letter of Transmittal.  See "The Exchange
                                                       Offer and Consent Solicitation--Procedures for
                                                       Tendering Existing Notes and Delivering Consents."

Guaranteed Delivery Procedures.......................  If you wish to tender your Existing Notes, but cannot properly do so prior to the Expiration Time, you may
                                                       tender your Existing Notes according to the guaranteed
                                                       delivery procedures set forth in "The Exchange Offer
                                                       and Consent Solicitation--Procedures for Tendering
                                                       Existing Notes and Delivering Consents."

Acceptance of Tenders; Delivery                        Subject to certain conditions described herein, we
of New Notes.........................................  will accept any and all Existing Notes that are validly tendered and not withdrawn on or prior to the
                                                       Expiration Time. We will issue the New Notes promptly
                                                       following the Expiration Time upon our determination
                                                       that the conditions to the Exchange Offer have been
                                                       satisfied.

Withdrawal Rights....................................  Existing Notes tendered prior to the Consent Time pursuant to the Exchange Offer may be withdrawn and
                                                       the related Consents revoked at any time at or prior
                                                       to the Consent Time but not thereafter.  Existing
                                                       Notes tendered after the Consent Time pursuant to the
                                                       Exchange Offer may be withdrawn and the related
                                                       Consents revoked at any time at or prior to the
                                                       Expiration Time.
Certain United States Federal
Income Tax Considerations............................  Interest Income.  The portion of the stated principal amount of the New Notes that is attributable to the
                                                       accrued but unpaid interest on the Existing Notes will
                                                       be includible in the taxable income of holders who
                                                       have not previously included such interest in their
                                                       taxable income.

                                                       Gain on Exchange. In general, if you exchange your
                                                       Existing Notes for New Notes (other than New Notes
                                                       attributable to accrued but unpaid interest on the
                                                       Existing Notes) pursuant to the Exchange Offer, you
                                                       should not recognize gain or loss for Federal income
                                                       tax purposes. If you exchange your Existing Notes for
                                                       New Notes (other than New Notes attributable to
                                                       accrued but unpaid interest on the Existing Notes) and
                                                       cash pursuant to the Exchange Offer, you should not
                                                       recognize loss but you may recognize gain for Federal
                                                       income tax purposes to the extent of the lesser of the
                                                       amount of gain realized and the cash received. See
                                                       "Certain United States Federal Income Tax
                                                       Considerations."

Certain Consequences to Holders
Not Tendering in the Exchange Offer..................  If you fail to tender your Existing Notes in the
                                                       Exchange Offer, and the Exchange Offer and Consent
                                                       Solicitation are completed, your Existing Notes will
                                                       have substantially less protection than prior to
                                                       completion of the Exchange Offer.  Among other things,
                                                       the Existing Notes would no longer have the protection
                                                       of the existing restrictive covenants contained in the
                                                       Existing Indenture and would no longer have the
                                                       benefit of any subsidiary or parent guarantees.  See
                                                       "Risk Factors--The Proposed Amendments to the Existing
                                                       Indenture will eliminate many protections intended for
                                                       the Holders of Existing Notes."

Use of Proceeds......................................  We will not receive any cash proceeds from the issuance of the New Notes in this Exchange Offer.

Exchange Agent.......................................  U.S. Bank, N.A. is serving as Exchange Agent for this
                                                       Exchange Offer.  You can find the address and
                                                       telephone number for the Exchange Agent on the back
                                                       cover of this Offering Circular.

Brokerage Commissions................................  You are not required to pay any brokerage commissions to the Exchange Agent.

Additional Information...............................  Additional copies of this Offering Circular may be obtained by contacting the Exchange Agent at the
                                                       address and telephone number set forth on the back
                                                       cover of this Offering Circular.




                                                THE NEW NOTES

Issuers..............................................  Consoltex Inc. and Consoltex (USA) Inc.

New Notes............................................  Up to $118,110,000 aggregate principal amount of 11%
                                                       Senior Subordinated Pay-in-Kind Notes due 2009,
                                                       including New Notes that may be issued in satisfaction
                                                       of our interest payment obligations as described under
                                                       "--Interest" below.

Interest.............................................  Interest on the New Notes will accrue at the rate of
                                                       11% per annum and will be payable semi-annually on
                                                       April 1 and October 1 of each year, commencing on
                                                       April 1, 2002.  We will have the option to make
                                                       payments on the New Notes in either additional New
                                                       Notes or cash, on or prior to April 1, 2005, after
                                                       which time we will be required to make all payments on
                                                       the New Notes in cash.

Guarantees...........................................  Our obligations under the New Notes will be guaranteed on a senior subordinated basis by certain of our
                                                       subsidiaries.  See "Description of the New Notes."

Maturity Date........................................  January 31, 2009.

Optional Redemption..................................  The New Notes are redeemable by us at our option, in whole or in part, at any time at a redemption price
                                                       equal to the principal amount of the New Notes to be
                                                       redeemed, plus accrued and unpaid interest thereon to
                                                       the applicable redemption date.

Change of
Control.............................................   Upon the occurrence of a change of control of
                                                       Holdings, each holder of New Notes may require us to
                                                       repurchase all or a portion of such holder's New Notes
                                                       at a purchase price equal to 101% of the principal
                                                       amount thereof, plus accrued and unpaid interest.

Ranking..............................................  The New Notes and the guarantees will be our and the applicable guarantor's unsecured general obligations
                                                       and will be:

                                                           o   junior in right of payment to all of our and
                                                               such guarantor's existing and future senior
                                                               debt;

                                                           o   equal in right of payment to all of our and
                                                               such guarantor's other existing and future
                                                               senior subordinated debt (including any
                                                               outstanding Existing Notes); and

                                                           o   senior in right of payment to all of our and
                                                               such guarantor's existing and future
                                                               subordinated debt.

                                                       As of September 30, 2001, on a pro forma basis
                                                       assuming all Existing Notes are exchanged for New
                                                       Notes in the Exchange Offer and assuming the
                                                       Restructuring Transactions were consummated as
                                                       described herein, we would have had outstanding an
                                                       aggregate of about $59.0 million of debt that ranked
                                                       senior in right of payment to the New Notes, and we
                                                       would have had $9.0 million of available borrowing
                                                       capacity under the Proposed New Credit Facility.


Restrictive Covenants................................  The New Indenture will contain covenants that, among other things, limit our ability and the ability of
                                                       our restricted subsidiaries to:

                                                           o   incur additional indebtedness;

                                                           o   pay dividends on, redeem or repurchase our
                                                               capital stock;

                                                           o   make investments;

                                                           o   issue or sell capital stock of restricted
                                                               subsidiaries;

                                                           o   transfer assets and dispose of proceeds of
                                                               such sales;

                                                           o   enter into agreements that restrict our
                                                               restricted subsidiaries from paying dividends,
                                                               making loans or otherwise transferring assets
                                                               to us or to any of our restricted
                                                               subsidiaries;
                                                           o   engage in certain transactions with
                                                                affiliates; or

                                                           o   merge, consolidate or sell all or
                                                               substantially all of our assets.

Listing..............................................  The New Notes will not be listed on any exchange.

Registration.........................................  The Exchange Offer is being made in reliance on the exemption from registration provided by Section
                                                       3(a)(9) of the Securities Act and have not been
                                                       registered with the SEC.  The Exchange Offer also is
                                                       being made in reliance on exemptions under
                                                       applicable state securities laws. Generally, the New
                                                       Notes that you receive in the Exchange Offer will be
                                                       freely tradeable, unless you are considered an
                                                       affiliate of ours, as that term is defined in the
                                                       Securities Act, or if you hold Existing Notes that
                                                       were previously held by an affiliate of ours.

Liquidated Damages; Rating of Notes..................  We will use our commercially reasonable efforts to have the New Notes rated by Moody's Investors
                                                       Service, Inc. on or prior to the 45th day following
                                                       the consummation of the Exchange Offer.  If the New
                                                       Notes are not rated by Moody's by the 45th day, we
                                                       will pay each holder liquidated damages with respect
                                                       to each 30-day period until the New Notes have been
                                                       rated by Moody's, in an amount equal to the per
                                                       annum rate of 1.0% of the principal amount of the
                                                       New Notes held by such holder for such period or
                                                       portion thereof that the New Notes are not rated
                                                       after the 45th day.

                                Risk Factors

         Before making a decision with respect to the Exchange Offer and Consent Solicitation and an investment in the New Notes, you should consider the information presented under the caption "Risk Factors."




                                RISK FACTORS

         Investing in the New Notes involves a high degree of risk. You should carefully consider the risks described below as well as the other information appearing in this Offering Circular before making a decision with respect to the Exchange Offer and Consent Solicitation and an investment in the New Notes.



                 Risks Relating to Our Financial Condition

Our substantial level of indebtedness could adversely affect our operations and competitive position and could prevent us from fulfilling our obligations under the New Notes and any of our other indebtedness.

         We have a substantial amount of indebtedness that could negatively affect our results of operations. Assuming the Restructuring Transactions had been completed as described in this Offering Circular on September 30, 2001 (including the assumptions set forth under "Capitalization"), we would have had approximately $139.1 million of total outstanding indebtedness, approximately $59.0 million of which would have been senior in right of payment to the New Notes. See "Capitalization." From the date of issuance through April 1, 2005, we will be permitted to pay interest on the New Notes in cash or in additional New Notes, after which time we will be required to make all interest payments in cash. After giving effect to the payment-in-kind of interest permitted through April 1, 2005, and assuming all such interest payments are made in kind, our total indebtedness would equal approximately $168.3 million.

         Pro forma for the Restructuring Transactions, and assuming such transactions occurred in accordance with the assumptions set forth in this Offering Circular (including the assumptions set forth under "Capitalization"), our debt-to-equity ratio as of September 30, 2001 would have been approximately 2.1x, and our ratio of earnings to fixed charges for the twelve month period ended September 30, 2001 would have been approximately negative 3.0x.

         Our substantial amount of debt could have important consequences for you and for us, including but not limited to:

    o limiting our ability to satisfy our obligations with respect to the New Notes and any additional New Notes issued in satisfaction of our interest payment obligations and any of our other indebtedness;

    o    limiting our ability to obtain additional financing;

    o requiring a substantial portion of our cash flow from operations to be used for payments on our debt and thus reducing our ability to use our cash flow to fund working capital, capital expenditures and general corporate requirements;

    o limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and

    o disadvantaging us compared to competitors with less debt or greater resources.

         The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to satisfy our obligations under the New Notes and any of our other indebtedness. Subject to the terms of the New Notes and the instruments governing our other debt obligations, we may be able to incur additional debt in the future, which may be senior to the New Notes. If we incur additional debt, the related risks that we now face could increase.

Even if we consummate the Restructuring Transactions, we may not be able to generate sufficient cash from our operations to fulfill our obligations under the New Notes or our other outstanding indebtedness, and our financial condition may be negatively affected.

         Under our current capital structure, we are unable to pay the amounts due on our outstanding debts as they mature. On October 1, 2001, we failed to make the interest payment due on such date in respect of the Existing Notes. While we believe that successful completion of the Restructuring Transactions, each on the terms described herein, would enable us to satisfy our post-restructuring obligations, including obligations in respect of the New Notes, there can be no assurance that the Restructuring Transactions ultimately will be successful. On a pro forma basis, assuming the consummation of the Restructuring Transactions consistent with the assumptions set forth in this Offering Circular (including the assumptions set forth under "Capitalization"), we will have approximately $59.0 million of outstanding senior indebtedness and approximately $80.1 million of senior subordinated indebtedness, including the New Notes. See "Capitalization." While the Restructuring Transactions will reduce the impact of our debt payment obligations in the near future, the Asset Sale eliminated assets that accounted for 15.9% of our consolidated sales for the year ended December 31, 2000. There can be no assurance that our results of operations will generate sufficient cash to fulfill our debt payment obligations.



           Risks Relating to the New Notes and the Exchange Offer

The terms of the agreements governing our indebtedness contain significant restrictions on our operations.

The New Indenture and Proposed New Credit Facility will contain covenants that, among other things will limit our ability to:

    o    incur additional indebtedness;

    o    pay dividends on, redeem or repurchase our capital stock;

    o    make investments;

    o    issue or sell capital stock of our restricted subsidiaries;

    o    transfer assets and dispose of proceeds of such sales;

    o enter into agreements that restrict our restricted subsidiaries from paying dividends, making loans or otherwise transferring assets to us or to any of our other restricted subsidiaries;

    o    engage in transactions with affiliates; or

    o    merge, consolidate or sell all or substantially all of our assets.

         In addition, under the Proposed New Credit Facility we will be required to meet a number of financial ratios and tests.

         Our ability to comply with such agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. The breach of any such covenants or restrictions could result in a default under the New Indenture or the Proposed New Credit Facility. Such an event of default under our debt agreements would permit some of our lenders to declare all amounts borrowed from them to be due and payable, together with accrued and unpaid interest, and the commitments of senior lenders to make further extensions of credit under the Proposed New Credit Facility could be terminated. If we were unable to repay debt to our senior lenders, such lenders could proceed against the collateral securing such debt.

The New Notes will be subordinate to our senior debt.

         The New Notes will be junior in right of payment to all existing and future senior debt including amounts outstanding under the Proposed New Credit Facility. In addition, the guarantees of the New Notes will be junior to all senior debt of each of the respective guarantors. We and our subsidiaries may incur additional indebtedness, including senior debt, from time to time, subject to the terms of the New Indenture, the Proposed New Credit Facility and our other outstanding indebtedness. If indebtedness is incurred by a subsidiary that is not a guarantor, the New Notes will be structurally subordinated to such indebtedness with respect to the assets of such subsidiary. In the event of the bankruptcy, liquidation or reorganization of any of the Issuers, the assets of the Issuers will be available to pay obligations under the New Notes only after all of our senior debt has been paid in full and there may not be sufficient assets remaining to pay amounts due on any or all of the New Notes then outstanding. See "Description of the New Notes."

There is currently no public market for the New Notes, and an active market may not develop for the New Notes.

         The New Notes will constitute a new issue of securities with no established market. Although the New Notes will be freely tradeable securities under the federal securities laws, we do not intend to list the New Notes on any national securities exchange or to seek approval for quotation through any automated quotation system. Accordingly, no assurance can be given that an active public or other market will develop for the New Notes or as to the liquidity of or the market for the New Notes. If a market does not develop or is not maintained, holders of the New Notes may experience difficulty in reselling the New Notes or may be unable to sell them at all. If a market for the New Notes develops, any such market may cease to continue at any time. If a public market develops for the New Notes, future prices of the New Notes will depend on many factors, including, among other things, prevailing interest rates, our results of operations and the markets for similar securities and other factors, including our financial condition. The New Notes may trade at a discount from their principal amount.

The Proposed Amendments to the Existing Indenture will eliminate many protections intended for the Holders of Existing Notes.

         In the event that the Proposed Amendments are approved, the Existing Notes will no longer have the benefit of the restrictive covenants, certain events of default and all guarantees, among other provisions, contained in the Existing Indenture. The Existing Indenture, as so amended, will continue to govern the terms of all Existing Notes that remain outstanding after the consummation of the Exchange Offer. The elimination of these restrictive covenants and events of default would permit us, insofar as the Existing Indenture is concerned, to, among other things, incur indebtedness, pay dividends or make other restricted payments, incur liens or make investments which would otherwise not have been permitted pursuant to the Existing Indenture. Any such actions that we would be permitted to take as a result of the changes to the Existing Indenture effected by the Supplemental Indenture may increase the credit risk with respect to us faced by the non-tendering Holders or otherwise adversely affect the interests of the non-tendering Holders. See "The Exchange Offer and Consent Solicitation--Consequences of Failure to Exchange." As a result of the release of the guarantees of the Existing Notes, the Existing Notes would become subordinate to any and all debt of our subsidiaries, including the obligations of our subsidiaries under the guarantees of the New Notes and the Proposed New Credit Facility. If the Proposed Amendments are approved, each non-exchanging Holder of Existing Notes will be bound by the Proposed Amendments despite the fact that such Holder did not consent to the Proposed Amendments.

The liquidity of the Existing Notes will be reduced.

         The market for any Existing Notes outstanding after the Exchange Offer could be limited or nonexistent due to the reduction in the amount of Existing Notes outstanding after completion of the Exchange Offer and the loss of the benefit of the restrictive covenants and guarantees provided by the Existing Indenture. If a market for unexchanged Existing Notes exists after consummation of the Exchange Offer, the Existing Notes will likely trade at a discount to the price at which they would trade in the absence of the Exchange Offer, depending on prevailing interest rates, the market for similar securities and other factors. We cannot assure you that you would be able to sell unexchanged Existing Notes following the consummation of the Exchange Offer and cannot assure you as to the prices at which the unexchanged Existing Notes may be traded.

The New Notes will mature after the Existing Notes and Holders who exchange Existing Notes for New Notes will receive a reduced total principal amount of notes and may not receive cash interest payments until 2005.

         The Existing Notes mature on October 1, 2003. The New Notes will not mature until January 31, 2009. Holders who tender their Existing Notes in the Exchange Offer will receive, at their election, either (i) $935 in principal amount of New Notes for each $1,000 principal amount of Existing Notes tendered and $55 in principal amount of New Notes for accrued but unpaid interest on the Existing Notes through the date of the Exchange Offer, or (ii) $573.63 in principal amount of New Notes and $46.38 in cash for each $1,000 principal amount of Existing Notes tendered and $33.74 in principal amount of New Notes for accrued but unpaid interest on Existing Notes through the date of the Exchange Offer. Because of this reduced principal amount, tendering Holders who receive New Notes will be accepting a reduced principal payment at maturity in respect of the New Notes and, because the New Notes bear interest at the same rate as the Existing Notes, reduced interest payments, in each case relative to the Existing Notes they currently hold. Additionally, we will have the option of making interest payments on the New Notes in the form of additional New Notes on or prior to April 1, 2005, which means you may not receive any cash payments on the New Notes until such date. See "Description of the New Notes."


We may incur an income tax liability as a result of the Exchange Offer.

         We will recognize cancellation of indebtedness income for Federal income and alternative minimum tax purposes as a result of the Exchange Offer which may be subject to reduction by reason of the insolvency exclusion or available net operating loss deductions. No assurances can be given, however, that either the insolvency exclusion or net operating loss deductions will be available to us. Accordingly, we may incur a Federal income or alternative minimum tax liability arising from cancellation of indebtedness income recognized in the exchange. See "Certain United States Federal Income Tax Considerations - Federal Income and Alternative Minimum Tax Consequences to Us - Cancellation of Indebtedness Income."

 Holders may have to include interest in income in advance of the receipt of a cash payment.

         If we elect to issue additional New Notes in lieu of a cash interest payment, a holder will be required to include interest in income in advance of the receipt of the cash attributable thereto, as described in "Certain United States Federal Income Tax Considerations - New Notes - Original Issue Discount."

 A court could avoid the guarantees of the New Notes under fraudulent transfer law.

         Upon the occurrence of certain events, certain of our subsidiaries and the Parent Guarantor will guarantee our obligations under the New Notes. If any guarantor becomes a debtor in a case under the United States Bankruptcy Code or suffers other financial difficulty, a court might avoid (that is, cancel) its guarantee under federal or state fraudulent transfer law. The court might do so if it found that when the guarantor entered into its guarantee (or, in some jurisdictions, when it became obligated to make payments thereunder), it received less than reasonably equivalent value or fair consideration for its guarantee and (1) was or was rendered insolvent,
(2) was left with inadequate capital to conduct its business, (3) believed or should have believed that it would incur debts beyond its ability to pay or (4) was a defendant in an action for money damages or had a judgment for money damages docketed against it and, in either case, the judgment went unsatisfied. The court also might avoid a guarantee, without regard to these factors, if it found that the guarantor entered into its guarantee with actual intent to hinder, delay or defraud its creditors.

         A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guarantee unless the guarantor benefited directly or indirectly from the New Notes. If a court avoided a guarantee, you would no longer have a claim against the guarantor. In addition, the court might order you to repay any amounts received from the guarantor.

         Courts in different jurisdictions measure solvency differently. In general, however, a court would consider an entity insolvent either if the sum of its existing debts exceeds the fair value of all its property, or if the present fair saleable value of its assets is less than the amount required to pay the probable liability on its existing debts on those debts become due. For this analysis, "debts" includes contingent and unliquidated debts.

We may be unable to repurchase the New Notes upon a change of control.


         Upon the occurrence of specific change of control events, we will be required to offer to repurchase your New Notes at 101% of their principal amount, plus accrued interest. The lenders under our Proposed New Credit Facility will have a similar right to be repaid upon a change of control. Any of our future debt agreements also may contain a similar provision. Our ability to pay cash to the holders of the New Notes in connection with such repurchase will be limited by our then existing financial resources. Accordingly, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of New Notes.

         The terms of our Proposed New Credit Facility also will limit our ability to purchase your New Notes until all debt under our Proposed New Credit Facility is paid in full. Any of our future debt agreements may contain similar restrictions. Accordingly, it is possible that restrictions in our Proposed New Credit Facility will not allow such repurchases.

         If we fail to repurchase any New Notes submitted in a change of control offer, it would constitute an event of default under the New Indenture which would, in turn, constitute an event of default under our Proposed New Credit Facility and could constitute an event of default under our other indebtedness, even if the change of control itself would not cause a default. This would allow some of our lenders to proceed against our assets.


                       Risks Relating to our Business

Competition in our markets may limit our ability to increase prices or may cause us to lower prices and therefore have a negative impact on our revenues and results of operations.

         The textile industry in North America is very large and diverse with many competing products and participants. In the manufacture and sale of our products, we generally compete with a number of other companies. As a manufacturer of polypropylene-based industrial textile products, we compete primarily with Synthetic Industries and Amoco Fabrics and Fibers Co., a subsidiary of Amoco Corporation. Certain of our competitors, including Amoco Fabrics, are significantly larger and have substantially greater resources than us. The pricing policies of our competitors have at certain times in the past limited our ability to increase the prices or have caused us to lower the prices of certain of our products and could have an adverse affect on our results of operations in the future.

Increases in the price of polypropylene resin, which is used in the manufacture of many of our products, would increase our costs and, as a result, could have a negative impact on our results of operations.

         Polypropylene resin, a petroleum derivative, is the basic raw material used to manufacture many of our products. During the year ended December 31, 2000, polypropylene resin purchases accounted for approximately 11.9% of our total cost of sales. The price of polypropylene resin is a function of, among other things, polypropylene resin manufacturing capacity, the demand for polypropylene resin and prices of petrochemical feedstocks, crude oil and natural gas liquids. The price of polypropylene resin has been volatile in the past. There can be no assurance that the price of polypropylene resin will not increase significantly in the future. As a result of the level of competition in our various markets, we have only a limited ability to pass on to our customers increases in the price of polypropylene resin. Accordingly, increases in the price of polyproplene resin would increase our cost of sales and could have a material adverse effect on our results of operations and financial condition.

Changes in the North American textile industry and regulatory environment could have a negative impact on our results of operations.

         The North American textile industry in general is sensitive to changes in general economic conditions, competition from imports and changes in consumer preferences for fabrics and is subject to various international regulatory agreements. Our results of operations could be materially adversely affected by changes in any of the foregoing. The level of import protection for North American textile producers is subject to domestic and foreign policy considerations which may be subject to change. Changes in current treaties that regulate a material portion of our business, such as the North American Free Trade Agreement or the General Agreement on Tariffs and Trade could have a material adverse effect on our result of operations. See "Business - Regulatory Environment."

Our business is subject to environmental regulations, changes in which could increase our cost of operations.

         Our business is subject to a variety of federal, state, local and international environmental regulations, including regulations concerning the discharge of hazardous materials into the environmental, permits for processing and handling of hazardous materials, reports concerning operations and various other matters. Laws and regulations protecting the environment are stringent and may in certain circumstances impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may expose us to liability for the conduct of operations or conditions caused by others or for our acts that were in compliance with all applicable laws at the time such acts were performed. While we believe that we are in material compliance with all applicable environmental laws and regulations, an increase in federal, state or local laws or regulations relating to environmental matters, taxes, the modification of existing laws or regulations or the adoption of new laws or regulations relating to environmental matters could have a material adverse effect on our results of operations.

Our operations outside of the United States are subject to additional currency exchange, political, investment and other risks that may decrease our profitability.

         We have significant operations in several countries outside the United States, including Canada, Mexico, and Costa Rica. As a result, we are subject to risks associated with selling and operating in foreign countries. These risks include devaluations and fluctuations in currency exchange rates, unstable political conditions, imposition of limitations on conversion of foreign currencies into United States dollars and remittance of dividends and other payments by foreign subsidiaries. The imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries, and imposition or increase of investment or other restrictions by foreign governments could occur at any time and without warning and could have a negative impact on our results of operations.

Our principal owner exercises significant control over our business and operations and is not restricted from pursuing other activities that may compete with us.

         We are an indirect wholly owned subsidiary of AIP. Holdings, which directly owns all of our outstanding voting stock, is a wholly owned subsidiary of AIP. Theodore Rogers, a co-founder and current executive of American Industrial Partners, an affiliate of AIP, is the Chief Executive Officer of Consoltex and the Chief Executive Officer, President and Chairman of the Board of Directors of Holdings. Kim Marvin, partner and managing director of American Industrial Partners, is also a director of Holdings. In addition, we have entered into a management agreement with American Industrial Partners, pursuant to which American Industrial Partners receives an annual management fee plus reimbursement of out-of-pocket expenses, for general management, financial and other corporate advisory services provided by the officers, employees and agents of American Industrial Partners. See "Certain Relationships and Related Transactions--Management Services Agreement with American Industrial Partners." Accordingly, AIP has the power to elect a majority of our directors and the directors of Holdings, appoint new management of Holdings and us, and approve any action requiring the approval of our shareholders or the stockholders of Holdings, including approving mergers or sales of substantially all of our assets or pursuing other transactions which may increase the value of AIP's equity investment in Holdings and in us, even though these transactions may involve risks to you as a holder of New Notes. The members of management elected by AIP also have the authority to make decisions affecting our capital structure. Accordingly, there can be no assurance that the interests of AIP as our principal owner will not conflict with your interests as a holder of New Notes. In addition, neither AIP nor any of the entities that it controls is restricted from pursuing other opportunities which may compete for business with our operations.



                              USE OF PROCEEDS

         We will receive no cash proceeds from the issuance of the New Notes in the Exchange Offer (other than our expected receipt of cash from Holdings, which cash will be used to satisfy our obligation to pay cash to Holders that elect to receive New Notes and cash in the Exchange Offer). Upon the expiration of the Exchange Offer, we will cancel all Existing Notes that are properly tendered and not withdrawn in the Exchange Offer and all Existing Notes received by us as a result of the AIP Contribution.



                THE EXCHANGE OFFER AND CONSENT SOLICITATION

The Exchange Offer

         We are offering, upon the terms and subject to the conditions set forth in this Offering Circular and the accompanying Consent and Letter of Transmittal, to exchange for each $1,000 principal amount of Existing Notes, validly tendered, accepted and not withdrawn, as described below, at each Holder's election, either (i) $935 principal amount of New Notes, and $55 principal amount of New Notes for all of the accrued but unpaid interest on the Existing Notes through the date of the Exchange Offer, or
(ii) $573.63 principal amount of New Notes and $46.38 in cash, and $33.74 principal amount of New Notes for all of the accrued but unpaid interest on the Existing Notes through the date of the Exchange Offer.

         To tender Existing Notes in the Exchange Offer, a Holder must also consent to the Proposed Waivers and Amendments, described below, with respect to the Existing Notes tendered. Pursuant to the terms of the Consent and Letter of Transmittal and this Offering Circular, the tender of Existing Notes in accordance with any of the procedures provided for herein will be deemed to constitute the Consent of such tendering Holder to the Proposed Waivers and Amendments with respect to the Existing Notes tendered. A Holder may not validly revoke its Consent with respect to tendered Existing Notes without withdrawing the previously tendered Existing Notes to which such Consent relates.

         Notwithstanding any other provision of the Exchange Offer or the Consent Solicitation, our obligation to accept for exchange, and to exchange Existing Notes validly tendered pursuant to the Exchange Offer, is conditioned upon, among other things, the receipt of the Minimum Consent and the Minimum Tender, the execution and delivery of the Supplemental Indenture and the consummation of the last to occur of the other Restructuring Transactions. See "--Conditions to the Exchange Offer and Consent Solicitation." We and/or our affiliates may purchase all or a portion of any Existing Notes that are not tendered for exchange in the Exchange Offer following the consummation of the Exchange Offer.

         Holders participating in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Consent and Letter of Transmittal, transfer taxes associated with the receipt of New Notes or New Notes and cash upon completion of the Exchange Offer. We will pay all charges and expenses, other than certain taxes as discussed in the Consent and Letter of Transmittal, in connection with the Exchange Offer.

         In connection with the Exchange Offer, we entered into two Exchange Agreements with the Consenting Noteholders of 70.83% of the aggregate outstanding principal amount of Existing Notes pursuant to which we, among other things, agreed to commence this Exchange Offer and Consent Solicitation pursuant to the terms and subject to the conditions described in this Offering Circular, and the Consenting Noteholders agreed to, among other things, tender their Existing Notes in the Exchange Offer and deliver their Consent to the Proposed Waiver and Amendments. Consenting Noteholders holding 56.42% of the aggregate outstanding principal amount of Existing Notes have agreed to elect to receive New Notes in exchange for their Existing Notes while the Consenting Noteholders holding 14.71% of the aggregate outstanding principal amount of Existing Notes may elect to receive New Notes or New Notes and cash for their Existing Notes, pursuant to the terms and subject to the conditions set forth herein and in the Consent and Letter of Transmittal.

         AIP, the sole stockholder of Holdings and holder of 28.875% of the aggregate outstanding principal amount of the Existing Notes, agreed that if the Exchange Offer is completed, it will contribute its Existing Notes to Holdings, which will contribute such Existing Notes to us in exchange for shares of common stock of Consoltex and contributed surplus of Consoltex USA (the "AIP Contribution"). In addition, if the Exchange Offer is completed, we expect that AIP will (1) contribute cash to Holdings, which cash will be contributed to us to be used to satisfy our obligation to pay cash to Holders that elect to receive New Notes and cash for their Existing Notes in the Exchange Offer pursuant to the terms and subject to the conditions described herein and in the Consent and Letter of Transmittal, if applicable and (2) contribute $12.8 million of Holdings 10.5% Debentures due October 15, 2003 to Holdings in exchange for equity of Holdings. See "Certain Relationships and Related Transactions--Exchange Agreements."


The Consent Solicitation

         In conjunction with the Exchange Offer, we are also hereby soliciting Consents from Holders of Existing Notes to the Proposed Waivers and Amendments. The Proposed Waivers and Amendments with respect to the Existing Indenture constitute a single proposal and a tendering and consenting Holder must consent to the Proposed Waivers and Amendments as an entirety and may not consent selectively with respect to certain of such Proposed Waivers and Amendments. You should read the form of Supplemental Indenture, included herein as Exhibit A, which contains the terms of the Proposed Waivers and Amendments.

         The Proposed Waivers, as set forth in the Supplemental Indenture, would waive all defaults under the Existing Indenture and include (1) the Payment Default Waiver and (2) the Reporting Default Waiver. The Payment Default Waiver would waive the default with respect to our failure to make the semiannual interest payment due in respect of the Existing Notes on October 1, 2001 and would only apply to Holders who tender their Existing Notes (and thereby deliver their Consent) but would not be binding on Holders who do not tender their Existing Notes (and thereby do not deliver their Consent). The Reporting Default Waiver would waive the default with respect to our failure to file a quarterly report with the SEC for the quarter ended September 30, 2001 and, if the Minimum Consent is received, would apply to all Holders of Existing Notes.

         The Proposed Amendments, as set forth in the Supplemental Indenture, would remove, among other provisions, the following restrictive covenants from the Existing Indenture:

    o    the limitation on restricted payments;

    o the limitation on dividends and other payment restrictions affecting restricted subsidiaries;

    o    the limitation on indebtedness;

    o    the limitation on transactions with affiliates;

    o    the limitation on liens;

    o    the limitation on the sale of assets; and

    o the obligation to file annual, quarterly and other reports with the SEC.

The Supplemental Indenture also will release the guarantees of the Existing Notes by the subsidiary guarantors and the Parent Guarantor and eliminate certain restrictions on our ability to enter into mergers or sell all or substantially all of our assets and will eliminate events of default related to cross acceleration, final judgments and certain bankruptcy events involving our subsidiaries. The Proposed Amendments will be approved at the time the Holders of not less than a majority of outstanding principal amount of the Existing Notes (excluding notes held by us or any of our affiliates, including AIP) have tendered their Existing Notes (and thereby delivered their Consent) and will apply to all Existing Notes.

         The Consent Solicitation is conditioned on the receipt of the Minimum Consent. At the Consent Time, if the Minimum Consent has been received, we intend to cause Holdings, the subsidiary guarantors and the Trustee to join with us in executing and delivering the Supplemental Indenture containing the Proposed Waivers and Amendments. The Supplemental Indenture will be effective and binding upon execution but it will not become operative until we consummate the Exchange Offer. We intend to announce the achievement of the Minimum Consent and the effectiveness of the Supplemental Indenture by public announcement (press release) shortly after the Consent Time.

         Holders of Existing Notes that are not exchanged will continue to be subject to the provisions of the Existing Indenture, as supplemented and amended by the Supplemental Indenture. In the event that the Minimum Consent is not achieved, or if the Supplemental Indenture otherwise does not become effective for any reason, the Proposed Waivers and Amendments will not become effective, the Exchange Offer will not be consummated, the Existing Indenture will remain in effect in its current form without giving effect to the Proposed Waivers and Amendments, and the Existing Notes will not be exchanged for the New Notes or New Notes and cash.

         The completion, execution and delivery of a Consent and Letter of Transmittal by a Holder in connection with the tender of Existing Notes will constitute the Consent of such tendering Holder to the Proposed Waivers and Amendments with respect to all of the Existing Notes tendered by such Holder. To deliver a Consent with respect to Existing Notes, a Holder must tender those Existing Notes for exchange pursuant to the Exchange Offer. A Holder who tenders its Existing Notes for exchange pursuant to the Exchange Offer will be deemed to have delivered a Consent with respect to such tendered Existing Notes.

Expiration, Extension, Amendment or Termination of the Exchange Offer and Consent Solicitation

         The Consent Solicitation will expire at 5:00 p.m., New York City time on January 30, 2002, unless extended by us in our sole discretion. The Exchange Offer will expire at 5:00 p.m., New York City time, on February 8, 2002, unless extended or earlier terminated. We expressly reserve the right, at any time or from time to time, subject to applicable law, (1) to extend the period of time during which either or both of the Exchange Offer and Consent Solicitation are open and thereby delay acceptance for exchange of any Existing Notes or acceptance of any Consents, by giving verbal or written notice of such extension to the Exchange Agent and (2) to amend either or both of the Exchange Offer and Consent Solicitation in any respect by giving verbal or written notice of such amendment to the Exchange Agent. If the Exchange Offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the Holders of Existing Notes of such amendment.

         If we extend either or both of the Exchange Offer and Consent Solicitation, or if, for any reason, the acceptance for exchange of Existing Notes is delayed or if we are unable to accept for exchange Existing Notes pursuant to the Exchange Offer, then, without prejudice to our rights under the Exchange Offer, the Exchange Agent may retain tendered Existing Notes on our behalf, and such Existing Notes may not be withdrawn except to the extent tendering Holders are entitled to withdrawal rights as described under "--Withdrawal Rights." However, our ability to delay the exchange of Existing Notes which we have accepted for exchange is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of a tender offer.

         In the event that we shall terminate the Exchange Offer, we will give immediate notice thereof to the Exchange Agent, and all Existing Notes theretofore tendered and not accepted for exchange shall be returned promptly to the tendering Holders thereof. In the event that the Exchange Offer and the Consent Solicitation are withdrawn or otherwise not completed, Existing Notes otherwise validly tendered for exchange will not be exchanged. See "--Withdrawal Rights."

Acceptance of Existing Notes for Exchange

         Upon the terms and subject to the conditions of the Exchange Offer (including, if the Exchange Offer is extended or amended, the terms and conditions of any such extension or amendment), including the prior execution of the Supplemental Indenture and the New Indenture and applicable law, we will accept for exchange, and will issue New Notes or New Notes and cash with respect to, all Existing Notes validly tendered (and not properly withdrawn in the manner described in "--Withdrawal Rights") at or prior to the Expiration Time.

         We expressly reserve the right, in our sole discretion, to delay acceptance for exchange of the Existing Notes, subject to the requirements of Rule 14e-1(c) under the Exchange Act.

         In all cases, the issuance of New Notes or New Notes and cash with respect to Existing Notes exchanged pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of (1) certificates representing such Existing Notes or confirmation of a book-entry transfer of such Existing Notes into the Exchange Agent's account at DTC, (2) a properly completed and duly executed Consent and Letter of Transmittal (or a manually signed facsimile copy thereof), with any required signature guarantees, or an Agent's Message (as defined below) and (3) any other documents required by the Consent and Letter of Transmittal, in each case pursuant to the procedures set forth under "--Procedures for Tendering Existing Notes and Delivering Consents."

         For purposes of the Exchange Offer, validly tendered Existing Notes (or defectively tendered Existing Notes with respect to which we have waived, or have caused to be waived, such defect) will be deemed to have been accepted for exchange if, as and when we give verbal (confirmed in writing) or written notice of such acceptance to the Exchange Agent. We will issue New Notes or New Notes and cash with respect to Existing Notes so accepted by depositing New Notes and an amount of cash, in each case sufficient to satisfy our obligations with respect to Holders participating in the Exchange Offer, with the Exchange Agent, which will act as our agent for the purpose of receiving New Notes or New Notes and cash from us and transmitting such New Notes or New Notes and cash to the tendering Holders. Tenders of Existing Notes will be accepted only in principal amounts equal to $1,000 or integral multiples thereof. Under no circumstances will any interest be payable because of any delay in the transmission of New Notes or New Notes and cash to the Holders of exchanged Existing Notes or otherwise.

         For purposes of the Consent Solicitation, Consents will be deemed to have been accepted, and the Proposed Waivers and Amendments will be effective if, as and when we, the Parent Guarantor, the subsidiary guarantors and the Trustee execute the Supplemental Indenture. The Proposed Waivers and Amendments will become operative when we have accepted the Existing Notes for exchange pursuant to the Exchange Offer.

         It is a condition precedent to our obligation to exchange Existing Notes pursuant to the Exchange Offer that the Supplemental Indenture be executed. It is a condition subsequent to the Proposed Waivers and Amendments and to the Supplemental Indenture becoming operative that we accept for exchange Existing Notes validly tendered (and not properly withdrawn) pursuant to the Exchange Offer (in which event the Issuers will be obligated to issue the New Notes or New Notes and cash with respect to the Existing Notes so accepted).

Procedures for Tendering Existing Notes and Delivering Consents

         Existing Notes may be tendered (and the related Consents thereby delivered) by any of the following procedures. The tender of Existing Notes by a Holder pursuant to one of the procedures set forth below will constitute (if and when accepted by us in accordance with the terms and subject to the conditions set forth in this Offering Circular and the Consent and Letter of Transmittal) a binding agreement between such Holder (or authorized proxy holder (as defined below)) and us in accordance with the terms and subject to the conditions set forth in this Offering Circular, the Consent and Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery. Without limiting the foregoing, any Holder so tendering Existing Notes shall be deemed to have consented to the Proposed Waivers and Amendments with respect to all of the Existing Notes tendered by such Holder. The procedures by which Existing Notes may be tendered and Consents delivered by persons other than the person in whose name the Existing Notes are registered will depend on how the Existing Notes are held.

         The method of delivery of Existing Notes, Consents and/or any other required documents, including delivery through DTC, and any signature guarantees, and all other aspects of any of the following procedures, are at the election and risk of the Holder tendering Existing Notes and delivering the related Consent and, except as otherwise provided in this Offering Circular and in the Consent and Letter of Transmittal, delivery will be deemed made only when actually received by the Exchange Agent. Without limiting the foregoing, if any delivery is to be by mail, it is suggested that the Holder (or authorized proxy holder) use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Consent Time or Expiration Time, as applicable, to permit delivery to the Exchange Agent on or prior to such time.

         Tender of Notes Held in Physical Form. To validly tender Existing Notes held in physical form pursuant to the Exchange Offer, a registered Holder should complete and sign the Consent and Letter of Transmittal (or a facsimile copy thereof) in accordance with the Instructions to the Consent and Letter of Transmittal, have the signature thereon guaranteed if required by the Instructions to the Consent and Letter of Transmittal and deliver the Consent and Letter of Transmittal, together with certificates representing such Existing Notes and any other documents required by the Instructions to the Consent and Letter of Transmittal, to the Exchange Agent at its address set forth on the back page of this Offering Circular. A Holder who desires to tender Existing Notes and who cannot comply with the procedures set forth herein for tender on a timely basis or whose Existing Notes are not immediately available must comply with the procedures for guaranteed delivery set forth below. The Consent and Letter of Transmittal and any certificates evidencing Existing Notes tendered pursuant to the Exchange Offer should be sent only to the Exchange Agent, and not to us.

         The proper completion, execution and delivery of the Consent and Letter of Transmittal by a registered Holder (or authorized proxy holder) with respect to Existing Notes will constitute the delivery of a Consent by such Holder (or authorized proxy holder) to the Proposed Waivers and Amendments with respect to all of the Existing Notes tendered by such Holder (or authorized proxy holder).

         If Existing Notes are to be tendered by any person other than the person in whose name the Existing Notes are registered, the Existing Notes must be endorsed or accompanied by an appropriate written instrument or instruments of transfer executed exactly as the name or names of the registered Holder or Holders appear on the Existing Notes, with the signature(s) on the Existing Notes or instruments of transfer guaranteed as provided below, and a Consent and Letter of Transmittal must be executed and delivered either by the registered Holder or Holders, or by the tendering person pursuant to a valid proxy signed by the registered Holder or Holders (such person, an "authorized proxy holder"), which signature must, in either case, be guaranteed as provided below, since only registered Holders or their proxies are entitled to deliver Consents to the Proposed Waivers and Amendments.

         Tender of Notes Held Through a Custodian. Any beneficial owner whose Existing Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Existing Notes (and thereby deliver a Consent) should contact such registered Holder promptly and instruct such Holder to tender Existing Notes (and thereby deliver a Consent) on such beneficial owner's behalf.

         Tender of Notes Held Through DTC. In lieu of physically completing and signing the Consent and Letter of Transmittal and delivering it to the Exchange Agent, DTC participants may electronically transmit their acceptance of the Exchange Offer and their Consent to the Proposed Waivers and Amendments through DTC's Automated Tender Offer Program ("ATOP"), for which the transaction will be eligible. When transmitting their acceptance through DTC's ATOP system, the DTC participant must separately specify the consideration election being made with respect to such Existing Notes. In accordance with ATOP procedures, DTC will then verify the acceptance of the Exchange Offer and send an Agent's Message to the Exchange Agent for its acceptance. The term "Agent's Message" means a message transmitted by DTC to, and received by, the Exchange Agent and forming a part of the Book-Entry Confirmation (defined below), which states that DTC has received an express acknowledgment from each participant in DTC tendering Existing Notes that such participants have received and agree to be bound by the terms of the Consent and Letter of Transmittal and that we may enforce such agreement against such participants.

         If a Holder transmits its acceptance through ATOP, delivery of such tendered Existing Notes must be made to the Exchange Agent (either physically or pursuant to the book-entry delivery procedures set forth below) or the tendering DTC participant must comply with the guaranteed delivery procedures set forth below. Except as provided below, unless such Holder delivers (either physically or by book-entry delivery) the Existing Notes being tendered to the Exchange Agent at or prior to the Consent Time or the Expiration Time, as applicable, we may, at our option, treat such tender as defective for purposes of delivery of Consents, acceptance for exchange and the right to receive New Notes or New Notes and cash. Delivery of documents to DTC (physically or by electronic means) does not constitute delivery to the Exchange Agent.

         Book-Entry Delivery Procedures. The Exchange Agent has or will promptly establish an account with respect to the Existing Notes at DTC for purposes of the Exchange Offer. Any financial institution that is a participant in DTC may make book-entry delivery of Existing Notes by causing DTC to transfer such Existing Notes into the Exchange Agent's account at DTC in accordance with DTC's procedures for such transfer. Timely book-entry delivery of Existing Notes pursuant to the Exchange Offer requires receipt by DTC of a confirmation (a "Book-Entry Confirmation") at or prior to the Consent Time or the Expiration Time, as applicable.

         In addition, although delivery of Existing Notes may be effected through book-entry delivery into the Exchange Agent's account at DTC, a properly completed and duly executed Consent and Letter of Transmittal (or a manually signed facsimile copy thereof), together with any required signature guarantees, or an Agent's Message in the case of a book-entry delivery, and any and all other documents required by the Consent and Letter of Transmittal, must, in any case, be delivered or transmitted to and received by the Exchange Agent at its address set forth on the back page of this Offering Circular at or prior to the Consent Time or the Expiration Time, as applicable, or the guaranteed delivery procedures described below must be complied with, for tendered Existing Notes to be considered for purposes of the Consent Solicitation and for acceptance for exchange. Tenders of Existing Notes will not be deemed validly made until such documents are received by the Exchange Agent. Delivery of documents to DTC (physically, or by electronic means) does not constitute delivery to the Exchange Agent.

         Election Procedures. Holders have the option to exchange each $1,000 principal amount of Existing Notes for either:

    (1) $935 principal amount of New Notes and $55 principal amount of New Notes for all of the accrued but unpaid interest on such Existing Notes through the date of the Exchange Offer; or

    (2) $573.63 principal amount of New Notes and $46.38 in cash and $33.74 principal amount of New Notes for all of the accrued but unpaid interest on such Existing Notes through the date of the Exchange Offer.

         To make a valid election, you must select one of the two consideration options for the entire principal amount of Existing Notes you are tendering. To make a selection, you must mark the appropriate box in the Consent and Letter of Transmittal or, if you are tendering through ATOP, send an Agent's Message. If you are a beneficial owner whose Existing Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should instruct such registered Holder as to your election. You may change your consideration election at any time at or prior to the Expiration Time.

         Signature Guarantees. Signatures on all Consents and Letters of Transmittal must be guaranteed by a financial institution that is a member of the Securities Transfer Agents' Medallion Program, the Stock Exchange Medallion Program or the New York Stock Exchange Medallion Signature Program, unless the Existing Notes tendered thereby are tendered (1) by a registered Holder of Existing Notes (or by a participant in DTC whose name appears on a security position listing as the owner of such Existing Notes) who has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Issuance Instructions" contained in the Consent and Letter of Transmittal, or (2) for the account of a firm or other entity identified in Rule 17Ad-15 of the Exchange Act (an "Eligible Guarantor Institution"), including (as each of the following terms are defined in the Rule), (1) a bank, (2) a broker, dealer, municipal securities dealer or government securities dealer or government securities broker, (3) a credit union, (4) a national securities exchange, registered securities association or clearing agency, or (5) a savings institution that is a participant in a Securities Transfer Association recognized program. See Instruction 5 of the Consent and Letter of Transmittal. If Existing Notes are registered in the name of a person other than the person executing the Consent and Letter of Transmittal or if Existing Notes not accepted for exchange or not tendered are to be returned to a person other than the registered Holder, then the signatures on the Consent and Letter of Transmittal accompanying the tendered Existing Notes must be guaranteed by an Eligible Guarantor Institution as described above. See Instruction 4 of the Consent and Letter of Transmittal.

         Guaranteed Delivery. If a Holder desires to tender Existing Notes pursuant to the Exchange Offer (and thereby deliver a Consent pursuant to the Consent Solicitation), and time will not permit the Consent and Letter of Transmittal, certificates representing such Existing Notes and any and all other required documents to reach the Exchange Agent, or the procedures for book-entry delivery cannot be completed, in each case, at or prior to the Consent Time or the Expiration Time, as applicable, such Holder may nevertheless tender Existing Notes (and thereby deliver Consents) if all the following conditions are satisfied:

    (1)  the tender is made by or through an Eligible Guarantor
         Institution;

    (2) a properly completed and duly executed Notice of Guaranteed Delivery (together with required signature guarantees), substantially in the form provided herewith, or an Agent's Message with respect to guaranteed delivery, is received by the Exchange Agent at or prior to the Consent Time or the Expiration Time, as applicable, as provided below; and

    (3) the certificates for the tendered Existing Notes in proper form for transfer (or a Book-Entry Confirmation, including by means of an Agent's Message, of the transfer of such Existing Notes into the Exchange Agent's account at DTC as described above), together with a Consent and Letter of Transmittal (or a manually signed facsimile copy thereof), properly completed and duly executed, with any required signature guarantees (or a valid Agent's Message in the case of book-entry delivery) and any and all other documents required by the Instructions to the Consent and Letter of Transmittal, are received by the Exchange Agent within two NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

         The Notice of Guaranteed Delivery may be sent by hand delivery, telegram, facsimile transmission or mail to the Exchange Agent and must include a signature guarantee by an Eligible Guarantor Institution in the form set forth in the Notice of Guaranteed Delivery.

         Under no circumstances will interest be paid by us on the New Notes or New Notes and cash by reason of any delay in providing New Notes or New Notes and cash to any person using the guaranteed delivery procedures or otherwise, and the New Notes or New Notes and cash exchanged for Existing Notes tendered pursuant to the guaranteed delivery procedures will be the same as the New Notes or New Notes and cash exchanged for Existing Notes delivered to the Exchange Agent at or prior to the Expiration Time.

         Notwithstanding any other provision hereof, delivery of New Notes or New Notes and cash with respect to Existing Notes tendered and accepted for exchange pursuant to the Exchange Offer will, in all cases, be made only after timely receipt by the Exchange Agent of (i) such Existing Notes (or a Book-Entry Confirmation, including by means of an Agent's Message, of the transfer of such Existing Notes into the Exchange Agent's account at DTC as described above), and (ii) a Consent and Letter of Transmittal (or a manually signed facsimile copy thereof) with respect to such Existing Notes, properly completed and duly executed, with any required signature guarantee (or a valid Agent's Message, as described above) and any and all other documents required by the Consent and Letter of Transmittal.

         Backup Federal Income Tax Withholding. To prevent backup Federal income tax withholding, each tendering Holder of Existing Notes must provide the Exchange Agent with such Holder's correct taxpayer identification number and certify that such Holder is not subject to backup Federal income tax withholding by completing the Substitute Form W-9 included in the Consent and Letter of Transmittal. See "Certain United States Federal Income Tax Considerations."

         Determination of Validity. In order for any tender of Existing Notes (and delivery of related Consents) to be valid, such tender must be in proper form. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tendered Existing Notes or delivered Consents will be determined by us, in our sole discretion (which determination will be final and binding). We reserve the absolute right to reject any and all tenders of Existing Notes or deliveries of Consents determined by us not to be in proper form or if the acceptance for exchange of such Existing Notes or the acceptance of such Consents may, in the opinion of our counsel, be unlawful. We also reserve the absolute right, in our sole discretion, to waive any of the conditions to completion of the Exchange Offer and/or the Consent Solicitation or any defect or irregularity in any tender of Existing Notes or delivery of a Consent, of any particular Holder, whether or not similar defects or irregularities are waived in the case of any other Holder. Our interpretation of the terms and conditions of the Exchange Offer and Consent Solicitation (including, without limitation, the Consent and Letter of Transmittal and the Instructions thereto) will be final and binding. None of us, the Exchange Agent, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in tenders or Consents or will incur any liability for failure to give any such notification. If we waive our right to reject a defective tender of Existing Notes (and delivery of the related Consent), the tendering Holder will be entitled to receive New Notes or New Notes and cash, provided that all other conditions to the Exchange Offer are satisfied and the Exchange Offer is completed.

Withdrawal Rights

         A Holder may not revoke a Consent with respect to tendered Existing Notes without withdrawing from tender the Existing Notes to which such Consent relates. A Holder who validly withdraws previously tendered Existing Notes will not receive New Notes or New Notes and cash issuable with respect to such withdrawn Existing Notes.

         Except as otherwise stated below, tenders of Existing Notes and the concurrent delivery of Consents made pursuant to the Exchange Offer and the Consent Solicitation are irrevocable. Existing Notes tendered pursuant to the Exchange Offer prior to the Consent Time may be withdrawn and the related Consents revoked at any time at or prior to the Consent Time, but not thereafter. Existing Notes tendered after the Consent Time may be withdrawn and the related Consents revoked at any time at or prior to the Expiration Time.

         For a withdrawal of a tender of Existing Notes and a concurrent revocation of Consents to be effective, a written, telegraphic or facsimile transmission notice of withdrawal or a Request Message (as defined below) must be timely received by the Exchange Agent at its address set forth on the back page of this Offering Circular at or prior to the Consent Time or the Expiration Time, as applicable. Any such notice of withdrawal must (1) specify the name of the person who tendered the Existing Notes to be withdrawn, (2) contain the description of the Existing Notes to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such Existing Notes (unless such Existing Notes were tendered by book-entry delivery) and the aggregate principal amount represented by such Existing Notes and (3) (a) be signed by the Holder of such Existing Notes in the same manner as the original signature on the Consent and Letter of Transmittal by which such Existing Notes were tendered (including any required signature guarantee) or (b) be accompanied by documents of transfer to have the Trustee register the transfer of the Existing Notes into the name of the person withdrawing such Existing Notes and a properly completed irrevocable proxy that authorized such person to effect such revocation on behalf of such Holder.

         In lieu of submitting a written, telegraphic or facsimile transmission notice of withdrawal, DTC participants may electronically transmit a request for withdrawal to DTC. DTC will then process the request and send a Request Message to the Exchange Agent. The term "Request Message" means a message transmitted by DTC and received by the Exchange Agent, which states that DTC has received a request for withdrawal from a DTC participant and identifies the Existing Notes to which such request relates. If the Existing Notes to be withdrawn have been delivered or otherwise identified to the Exchange Agent, a properly completed and presented written or facsimile notice of withdrawal or a Request Message is effective immediately upon receipt thereof even if physical release is not yet effected.

         A withdrawal of Existing Notes and a revocation of Consents can only be accomplished in accordance with the foregoing procedures.

         All questions as to the form and validity (including time of receipt) of notices of withdrawal, including Request Messages, will be determined by us, in our sole discretion (which determination will be final and binding). None of us, the Exchange Agent, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, including any Request Message, or incur any liability for failure to give any such notification.

         Any Existing Notes properly withdrawn, will be deemed to be not validly tendered for purposes of the Exchange Offer and the related Consent will be deemed to be not properly delivered for purposes of the Consent Solicitation. Withdrawn Existing Notes may be retendered by following one of the procedures described under "--Procedures for Tendering Notes and Delivering Consents" at any time at or prior to the Consent Time for purposes of the Consent Solicitation or the Expiration Time for purposes of the Exchange Offer.

         There are no appraisal or other similar statutory rights available to the Holders of Existing Notes in connection with the Exchange Offer or the Consent Solicitation.

Conditions to the Exchange Offer and Consent Solicitation

         Notwithstanding any other provision of the Exchange Offer or the Consent Solicitation, any extension of the Exchange Offer or the Consent Solicitation, and without limiting our right to otherwise extend or amend the Exchange Offer and/or the Consent Solicitation, we shall not be required to accept for exchange any Existing Notes (or accept any related Consents), or issue any New Notes or New Notes and cash and we may terminate the Exchange Offer and Consent Solicitation if at any time prior to the consummation of the Exchange Offer and Consent Solicitation, we determine that any of the following conditions has not been satisfied:

    o    the Minimum Tender shall have been received;

    o the Minimum Consent shall have been received and the Supplemental Indenture shall have been duly executed and delivered by all parties thereto;

    o    the Proposed New Credit Facility shall have been entered into;

    o there shall not have occurred or be likely to occur any event affecting our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects, that would or might prohibit, prevent, restrict or delay consummation of the Exchange Offer, the Consent Solicitation, the Proposed Waivers or the Proposed Amendments, or that would or might impair the contemplated benefits to us of the Exchange Offer, the Consent Solicitation, the Proposed Waivers or the Proposed Amendments or that would or might be material to Holders of Existing Notes in deciding whether to participate in the Exchange Offer, deliver their Consent or make an investment in the New Notes;

    o there shall not have been any action taken or threatened, or any statute, rule, regulation, judgment, order, stay, decree or injunction promulgated, enacted, entered, enforced or deemed applicable to the Exchange Offer, the exchange of Existing Notes for New Notes or New Notes and cash pursuant to the Exchange Offer, the Consent Solicitation, the Proposed Waivers or the Proposed Amendments by or before any court or governmental regulatory or administrative agency or authority, tribunal, domestic or foreign, which (1) challenges the making of this Exchange Offer, the Consent Solicitation, the Proposed Waivers, the Proposed Amendments or the exchange of Existing Notes for New Notes or New Notes and cash or would or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or would or might otherwise adversely affect in any material manner, the Exchange Offer, the Consent Solicitation, the Proposed Waivers, the Proposed Amendments or the exchange of Existing Notes for New Notes or New Notes and cash or (2) would or could materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects, or materially impair the contemplated benefits of the Exchange Offer, the Consent Solicitation, the Proposed Waivers or the Proposed Amendments to us or would or might be material to Holders of Existing Notes in deciding whether to participate in the Exchange Offer, deliver their Consent or make an investment in the New Notes; and

    o the Trustee shall have executed and delivered the Supplemental Indenture and shall not have objected in any respect to, or taken any action that would or could adversely affect the Exchange Offer, the Consent Solicitation or our ability to effect the Proposed Waivers and Amendments nor shall the Trustee have taken any action that challenges the validity or effectiveness of the procedures used by us in soliciting Consents (including the form thereof) or in making the Exchange Offer or the Consent Solicitation.

         The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time by us.

Exchange Agent

         U.S. Bank, N.A. has been appointed as Exchange Agent for the Exchange Offer and Consent Solicitation. The Consent and Letter of Transmittal and all correspondence in connection with the Exchange Offer and Consent Solicitation should be sent or delivered by each Holder or a beneficial owner's broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at the appropriate address or telephone number set forth on the back page of this Offering Circular. Any Holder or beneficial owner that has questions concerning tender or consent procedures or whose Existing Notes have been mutilated, lost, stolen or destroyed should contact the Exchange Agent at the address or telephone number set forth on the back page of this Offering Circular.

         Requests for assistance or additional copies of this Offering Circular, the Consent and Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Exchange Agent at the address or telephone numbers set forth on the back page of this Offering Circular. Holders of Existing Notes may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer and Consent Solicitation.

         We will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. We also will reimburse brokers and dealers for customary mailing and handling expenses incurred by them in forwarding copies of this Offering Circular and related documents to the beneficial owners of Existing Notes. We will not pay any fees or commissions to any broker, dealer or other person in connection with the Exchange Offer or the Consent Solicitation.

Consequences of Failure to Exchange

         Existing Notes not tendered in the Exchange Offer will remain outstanding. If the Proposed Waivers and Amendments are approved and become operative, substantially all of the restrictive covenants, certain events of default and all guarantees, among other provisions, contained in the Existing Indenture will be eliminated. The Existing Indenture, as so amended, will continue to govern the terms of all Existing Notes that remain outstanding after the consummation of the Exchange Offer. The elimination of these restrictive covenants and events of default would permit us, insofar as the Existing Indenture is concerned, to, among other things, incur indebtedness, pay dividends or make other restricted payments, incur liens or make investments which would otherwise not have been permitted pursuant to the Existing Indenture. Any such actions that we would be permitted to take as a result of the changes to the Existing Indenture effected by the Supplemental Indenture may increase the credit risk with respect to us faced by the non-tendering Holders or otherwise adversely affect the interests of the non-tendering Holders. Additionally, the trading market for unexchanged Existing Notes could become limited or nonexistent due to the reduction in the amount of the Existing Notes outstanding after completion of this Exchange Offer, and the elimination of the restrictive covenants and guarantees as described above, which may adversely affect the market price and price volatility of such Existing Notes. See "Risk Factors--The liquidity of the Existing Notes will be reduced," and "--The Proposed Amendments to the Existing Indenture will eliminate many protections intended for the Holders of Existing Notes."


                               CAPITALIZATION

         The following table sets forth (1) the historical cash and cash equivalents and capitalization of Holdings on a consolidated basis as of September 30, 2001 and (2) the pro forma cash and cash equivalents and capitalization of Holdings on a consolidated basis after giving effect to the Restructuring Transactions assuming such transactions occurred on September 30, 2001 on the terms set forth in this Offering Circular and in the notes to this table. You should read this table together with the Selected Financial Data, the consolidated financial statements of Holdings and the related notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations of Holdings, in each case, contained elsewhere in this Offering Circular.


                                                        As of September 30, 2001
                                                 ----------------- --- -----------------
                                                      Actual             Pro Forma(1)
                                                 ---------------------------------------
                                                       (in thousands of dollars)
      Cash and cash equivalents                             2,159             5,221
                                                       -----------           --------
      Debt:
          Existing Credit Facility                         94,375                --
          Proposed New Credit Facility                         --             58,954
          New Notes                                                           77,743  (2)
          Les Gantiers PIK Debentures due 2009                 --              2,355  (3)
          Existing Notes                                  120,000                --   (2)

          PIK Debentures due 2003                          15,106                --
                                                       -----------           --------
            Total debt                                    229,481            139,052


      Shareholder's equity                                 17,173             65,833  (4)
                                                       -----------           --------
                                                          244,495            199,664
                                                       ===========           ========

-------------------

      (1) Reflects our receipt of gross proceeds of $45.7 million (before a $3.5 million holdback) in the Asset Sale and the use of the net proceeds of such Asset Sale (approximately $37.8 million) to reduce outstanding senior debt.

      (2) Assumes $67.7 million Existing Notes are tendered and exchanged for New Notes and $17.65 million of Existing Notes are tendered and exchanged for New Notes and cash.

      (3) Reflects amendments described under "Summary--Restructuring Transactions--Amendment of Convertible Debentures," as well as the expected exchange by AIP of its PIK Debentures for equity of Holdings as described in note (4) below.

      (4) Reflects exchange by AIP of its Existing Notes and $12.8 million of PIK Debentures due 2003 for equity of Holdings.




                     UNAUDITED PRO FORMA FINANCIAL DATA

         The following three tables set forth the pro forma statements of income for the nine months ended September 30, 2001 and the year ended December 31, 2000 and pro forma balance sheet as of September 30, 2001. The pro forma financial statements have been prepared as if the Restructuring Transactions, including the Asset Sale (including the application of the proceeds thereof to reduce senior debt), the Exchange Offer, the AIP Contribution and the execution of the Proposed New Credit Facility, had each occurred on January 1, 2000, with respect to operating data, and on September 31, 2001 with respect to balance sheet data.

         The pro forma financial data presented herein are not necessarily indicative of our financial condition or results of operations that might have occurred had such transactions been completed at the beginning of the period or the date specified, and do not purport to indicate our combined financial position or results of operations for any future date or period.


                                          CONSOLTEX HOLDINGS, INC.
                                   PRO FORMA CONSOLIDATED STATEMENTS OF
                                    OPERATIONS AND COMPREHENSIVE INCOME
                                                (unaudited)


                                                                            Pro forma
                                                     Twelve months    Adjustments for         Pro forma twelve
                                                    ended December      Restructuring             months ended
(in thousands of U.S. dollars)                            31, 2000   Transactions (1)        December 31, 2000
---------------------------------------------------------------------------------------------------------------
                                                         $370,158           $(58,707)                $311,451
Sales
---------------------------------------------------------------------------------------------------------------
Cost of sales                                             333,708            (45,864)                 287,844
Selling and administrative expenses                        50,836             (6,599)                  44,237
Foreign exchange loss                                       3,041                 --                    3,041
Depreciation and amortization                              19,579             (3,713)                  15,866
---------------------------------------------------------------------------------------------------------------
                                                          407,164            (56,176)                 350,988
---------------------------------------------------------------------------------------------------------------
Loss from operations (1)                                  (37,006)            (2,531)                 (39,537)
Other expense                                               1,998                 --                    1,998
---------------------------------------------------------------------------------------------------------------
                                                          (39,004)            (2,531)                 (41,535)

Financing costs:

   Interest expense                                        23,744             (7,483) (2)              16,261

   Factor expenses                                          2,096                (15)                   2,081

   Amortization of deferred financial expenses              2,829                 --                    2,829
---------------------------------------------------------------------------------------------------------------
                                                           28,669             (7,498)                  21,171
Loss before income tax                                    (67,673)             4,967                  (62,706)
Income tax recovery                                       (18,295)             3,193  (3)             (15,102)
---------------------------------------------------------------------------------------------------------------
Net income (loss)                                         (49,378)             1,774                  (47,604)
---------------------------------------------------------------------------------------------------------------

Effect of changes in exchange rates during
the period on net investment in subsidiaries
having a functional currency other than the
U.S. dollar                                                (1,549)                --                   (1,549)
                                                  --------------------------------------------------------------

Comprehensive income (loss)                              $(50,927)            $1,774                 $(49,153)
                                                  ==============================================================


(1) The adjustments up to the "Loss from operations" reflect solely the reduction of revenues and expenses related to the FIBC
       Division.

(2)   Represents a reduction of interest expense as follows:
        -  On senior debt of approximately $37.8 million at 7.5% . . . . $2,835
        -  On Existing Notes of approximately $42.3 million at 11% . . .  4,648
                                                                         ------
                                                                         $7,483
                                                                         ======

(3) Reflects adjustment for FIBC Division and a 35% effective rate on the reduction of interest expense.




                          CONSOLTEX HOLDINGS, INC.
          PRO FORMA INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                          AND COMPREHENSIVE INCOME
                                (Unaudited)


                                                                              Pro forma
                                                 Nine months ended      Adjustments for       Pro forma nine
                                                September 30, 2001        Restructuring        months ended
(in thousands of U.S. dollars)                                         Transactions (1)   September 30, 2000 (1)
------------------------------------------------------------------------------------------------------------------
                                                         $207,596             $(40,503)                  $167,093
Sales
------------------------------------------------------------------------------------------------------------------
Cost of sales                                             177,316              (29,690)                   147,626
Selling and administrative expenses                        28,647               (5,495)                    23,152
Foreign exchange loss                                       3,737                   479                     4,216
Depreciation and amortization                              15,756               (2,471)                    13,285
------------------------------------------------------------------------------------------------------------------
                                                          225,456              (37,177)                   188,279
------------------------------------------------------------------------------------------------------------------
Loss from operations (1)                                  (17,860)              (3,326)                   (21,186)
Other expense                                                 553                   --                        553
------------------------------------------------------------------------------------------------------------------
                                                          (18,413)              (3,326)                   (21,739)
Financing costs:
   Interest expense                                        17,163               (5,548)  (2)               11,615
   Factor expenses                                          1,118                  (45)                     1,073
   Amortization of deferred financial expenses              1,921                   --                      1,921
------------------------------------------------------------------------------------------------------------------
                                                           20,202               (5,593)                    14,609
------------------------------------------------------------------------------------------------------------------
Loss before income tax                                    (38,615)               2,267                    (36,348)
Income tax recovery                                        (5,079)                 610  (3)                (4,469)
------------------------------------------------------------------------------------------------------------------
Net income (loss)                                         (33,536)               1,657                    (31,879)
------------------------------------------------------------------------------------------------------------------

Effect of changes in exchange rates during
the period on net investment in subsidiaries
having a functional currency other than the
U.S. dollar                                                    87               (3,006)                    (2,919)
                                                ------------------------------------------------------------------
Comprehensive loss                                      $(33,449)              $(1,349)                  $(34,798)
                                                ==================================================================

(1)      See Note (1) to Pro Forma Consolidated Statements of Operations and Comprehensive Income.

(2)      Represents a reduction of interest expense as follows:
         - On senior debt of approximately $37.8 million at 7.5%...................................          $2,126
         - On Existing Notes of approximately $42.3 million at 11% (net of compound interest)......           2,781
         - On AIP PIK Debentures...................................................................             641
                                                                                                    ---------------
                                                                                                             $5,548

(3)      See Note (3) to Pro Forma Consolidated Statements of Operations and Comprehensive Income.




                                         CONSOLTEX HOLDINGS, INC.
                             PRO FORMA INTERIM CONSOLIDATED BALANCE SHEETS
                                              (Unaudited)

                                                                                 Pro forma
                                                                               Adjustments
                                                          September 30,   for Restructuring               Pro forma
(in thousands of U.S. dollars)                                     2001    Transactions (1)      September 30, 2001
---------------------------------------------------------------------------------------------------------------------
Current assets
  Cash and cash equivalents                                     $ 2,159             $3,062 (2)               $ 5,221
  Accounts receivable and prepaid expenses                       38,034             (5,140)                   32,894
  Inventories                                                    52,066            (10,530)                   41,536
  Other assets                                                      871                  --                      871
  Current portion of deferred income tax assets                     865               3,051                    3,916
---------------------------------------------------------------------------------------------------------------------
                                                                 93,995             (9,557)                   84,438
---------------------------------------------------------------------------------------------------------------------
Fixed assets                                                     90,108             (9,211)                   80,897
Goodwill                                                        116,552            (29,555)                   86,997
Other assets                                                      1,362               (101)                    1,261
Deferred income tax assets                                        6,061             (3,315)                    2,746
---------------------------------------------------------------------------------------------------------------------

Total assets                                                   $308,078           $(51,739)                 $256,339
---------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS EQUITY
Current liabilities
   Bank loans                                                   $41,219           $(16,515) (3)              $24,704
   Accounts payable and accrued liabilities                      47,431             (5,915)                   41,516
   Income and other taxes payable                                 4,229                  --                    4,229
   Current portion of long-term debt                             53,156            (18,906) (3)               34,250
   Current portion of other-term liabilities                      2,211             (1,961)                      250
   Current portion of deferred income tax liabilities                --                 --                        --
---------------------------------------------------------------------------------------------------------------------
                                                                148,246            (43,297)                  104,949

Long-term debt                                                  135,106            (55,008) (4)               80,098
Other long-term liabilities                                       7,553             (2,094)                    5,459

Shareholder's equity
   Common stock                                                       1                 --                         1
   Contributed surplus                                           86,912             55,008   (4)             141,920
   Deficit                                                      (68,393)            (3,342)                  (71,735)
   Accumulated other comprehensive loss                          (1,347)            (3,006)                   (4,353)
---------------------------------------------------------------------------------------------------------------------
                                                                 17,173             48,660                    65,833
---------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholder's equity                     $308,078           $(51,739)                 $256,339
                                                      ===============================================================


(1) Includes adjustments related to the elimination of the assets and liabilities of the FIBC Division.

(2) Reflects receivable of $3.5 million in escrow for as a result of the FIBC Division sale.

(3) Reflects total reduction of approximately $37.8 million of senior debt from net proceeds from the FIBC Division sale.

(4) Reflects reduction of Existing Notes of $41.5 million, reduction of PIK Debentures held by AIP of $12.8 million and capitalization of the same amounts.




                          SELECTED FINANCIAL DATA

         The following table sets forth selected financial data with respect to Holdings and Consoltex. The following selected consolidated financial data as of the end of and for each of the four years ended December 31, 1999, have been derived from the audited consolidated financial statements of Consoltex Inc. as of the end of and for such periods, except for the data as of, and for the year ended, December 31, 1996, were prepared by management and are unaudited as described below. The selected consolidated financial data for the year ended December 31, 2000 (pro forma) has been derived from the audited consolidated financial statements of Holdings as of the end of and for such period, and such earnings statement data combines the results of operations of Consoltex and Holdings for the nine months ended September 30, 2000 and the results of operations of Holdings for the three months ended December 31, 2000. The selected consolidated financial data for the nine months ended September 30, 2001 have been derived from the unaudited consolidated financial statements of Holdings as of the end of and for such period.

         The audited financial statements for the year ended December 31, 1996 were prepared using Canadian generally accepted accounting principles ("GAAP") and expressed in Canadian dollars. The data presented below for 1996 have been prepared by management using United States GAAP, expressed in U.S. dollars. In 2000 we began reporting our results under United States GAAP, expressed in U.S. dollars. The data presented below as of and for the years ended, December 31, 1999, 1998 and 1997 are expressed in U.S. dollars and have been prepared from the audited financial statements as of and for such periods in accordance with United States GAAP.

         The following data should be read together with the consolidated financial statements of Consoltex as of and for the years ended December 31, 1997, 1998, 1999 and 2000 and the consolidated financial statements of Holdings as of and for the year ended December 31, 2000 and as of and for the nine months ended September 30, 2001. Such consolidated financial statements of Holdings are included elsewhere in this Offering Circular.


                                   -------------------------------------------------------------------------------
                                                Year ended December 31                              Nine months
                                                                                                       ended
                                                                                                   September 30,
                                       1996(1)       1997       1998    1999(2)        2000(4)        2001(5)
                                   -----------------------------------------------------------
                                                    (in thousands of dollars)

Earnings Statement Data            (unaudited)                        (restated)(3) (pro forma)(4)      (unaudited)

Sales                                 $362,610   $368,677   $325,861   $343,058       $370,158             $207,596
Cost of Sales                          286,790    288,054    249,308    268,355        333,708              177,316
Selling and Administrative              36,160     36,689     33,364     37,551         50,836               28,647
Expenses
Foreign exchange (gain) loss               126      2,793      7,263    (4,961)          3,041                3,737
Depreciation and amortization           13,606     13,771     13,220     15,847         19,579               15,756
                                        ------     ------     ------     ------         ------               ------
Earnings (loss) from operation          25,928     27,370     22,706     26,266       (37,006)             (17,860)
Other expense- net                         667          -        166      3,264          1,998                  553
Financing costs                         24,044     20,282     20,252     22,002         28,669               20,202
                                        ------     ------     ------     ------         ------               ------
Earnings (loss) before income            1,217      7,088      2,288      1,000       (67,673)             (38,615)
taxes
Provision for (recovery of)
  income taxes                           2,315      1,496      3,571        547       (18,295)              (5,079)
                                         -----      -----      -----        ---       --------              -------
Net earnings (loss)                   $(1,098)     $5,592   $(1,283)       $453      $(49,378)            $(33,536)
                                      ========     ======   ========       ====      =========            =========
Balance Sheet Data
(at the end of period):

Working capital                        $46,189    $46,525    $39,206     $(457)      $(48,589)            $(54,251)
Total assets                           278,713    270,667    270,690    339,870        345,347              308,078
Long-term debt                         148,875    139,000    132,000    120,000        122,179              135,106
Other Long-term liabilities                972      2,547      4,425     11,196          7,756                7,553
Shareholder's equity                    34,907     43,079     41,171     47,813         49,046               17,173


(1) Includes the eight-month results of the N. Erlanger Blumgart & Co., Inc. assets acquired by The Balson-Hercules Group Ltd. (as it was then called) on May 1, 1996.

(2) Includes the results of the following acquisitions - Royalton Mexicana, S.A. de C.V. on February 26, 1999, Marino Technologies, Inc. on July 1, 1999, Marino Technologies de Mexico, S.A. de C.V. on July 1, 1999 and the operating assets of Atlas Bag, Inc. on October 1, 1999. These acquisitions were accounted for under the purchase method.

(3) Reflects a restatement due to an accounting error discovered in 2000 relating to 1999. As a result of this error, the 1999 cost of sales was increased by $1.6 million with a corresponding decrease in previously reported net earnings by $1.6 million for the same period.

(4) The pro forma results combine the operating results of Consoltex Inc. for the nine months ended September 30, 2000 and the operating results of Holdings for the three months ended December 31, 2000. On October 31, 2000, Consoltex Inc. sold all of the shares of its subsidiary Consoltex USA to Holdings. Holdings then became the consolidating entity for all of the companies formerly consolidated under Consoltex. For more information, please see
         Note 1 to our consolidated financial statements included elsewhere in this Offering Circular.

(5) Reflects the exit of the linings business of The Balson-Erlanger Group Ltd. (as it was then called) in the second quarter of 2001 at approximately net book value.




      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                           RESULTS OF OPERATIONS

         We are a North American textile and polypropylene company. Our activities are divided between two business segments: Polypropylene Operations and Textile Operations. We have operations in the United States, Canada, Mexico and Costa Rica. We have 8 manufacturing plants and employ approximately 2,400 employees.

         Our Polypropylene Operations include LINQ Industrial Fabrics, Inc. ("LINQ") in South Carolina, Florida, Illinois and Texas; Rafytek, S.A. de C.V. ("Rafytek"), in Mexico; and Rafytica, S.A. ("Rafytica") in Costa Rica. Our Textile Operations include Consoltex Inc. in Canada and Consoltex International Inc. (previously The Balson-Erlanger Group Ltd.) ("Consoltex International") in the United States.

Performance by Business Sector

         We conduct our business in two principal operating segments, Polypropylene Operations and Textile Operations. Polypropylene Operations manufactures polypropylene-based fabrics and small bags for industrial and agricultural purposes. Textile Operations manufactures and distributes polyester, polyester rayon, voile and nylon fabrics for a wide variety of home furnishings, industrial and recreational apparel uses. The following table sets forth certain information summarizing our results by operating segment for the nine months ended September 30, 2001 and 2000 and for the years ended December 31, 2000, 1999 and 1998.

                                       Nine months
                                   ended September 30                     Years ended December 31
                                 --------------------------------------------------------------------------------
                                    2001        2000            2000              1999(3)             1998
                                 --------------------------------------------------------------------------------
                                                                         (in thousands of dollars)
                                                           (Pro forma) (2)
                                                          -------------------------------------------------------
Sales:
   Textile Operations            $110,706    $161,830              $211,259          $213,044          $212,793
   Polypropylene Operations        96,890     123,920               158,899           130,014           113,068
                                 --------------------------------------------------------------------------------

Total:                            207,596     285,750               370,158           343,058           325,861
                                 --------------------------------------------------------------------------------

EBITDA (1):
   Textile Operations              (2,027)     15,461                (3,550)           23,425            28,854
   Polypropylene Operations         5,119       9,935                (6,362)           17,247            17,783
   Corporate Expenses              (1,459)     (2,479)               (4,474)           (3,520)           (3,448)
                                 --------------------------------------------------------------------------------

Total:                              1,633      22,917               (14,386)           37,152            43,189
                                 --------------------------------------------------------------------------------

   As a percentage of sales          0.8%       8.0%                  (3.9%)            10.8%             13.3%


AIP Management Fee                 (1,277)     (1,086)                1,572)             (270)              --
Foreign Exchange (loss) gain       (3,737)     (3,086)               (3,041)            4,961            (7,263)
Depreciation and amortization     (15,756)    (13,859)              (19,579)          (15,847)          (13,220)
Other income (expense)                724        (499)                 (426)           (2,994)             (166)
Financing costs                   (20,202)    (20,782)              (28,669)          (22,002)          (20,252)
Income tax recovery (expense)       5,079       1,874                18,295              (547)           (3,571)
                                 --------------------------------------------------------------------------------

Net earnings (loss)              $(33,536)   $(14,521)             $(49,378)             $453           $(1,283)
                                 ================================================================================


(1) We define EBITDA as earnings before interest, taxes, depreciation, amortization and foreign exchange and excluding non-recurring items and the American Industrial Partners Management Fee. Consoltex's management and its shareholder evaluate Consoltex's operating units principally by the level of its EBITDA, as defined above.

(2) 2000 results reflect the combined operating results of Consoltex for the nine months ended September 30, 2000 and the operating results of Holdings (which operating results include the results of operations of Consoltex) for the three months ended December 31, 2000.

(3) 1999 amounts were restated because of an accounting error described below.

Restatement of Financials

         Consoltex restated its results for the year ended December 31, 1999 as a result of incorrect accounting for the cut-off of supplier's invoices at year-end. This accounting error, where $1.6 million of additional supplier invoices should have been charged as an accrued liability and as an expense to cost of goods sold, has now been reflected. As a result, the 1999 financial results now show a pre-tax profit $1.6 million less than previously recorded and the first quarter 2000 results now show a pre-tax loss $1.6 million less than previously recorded.

Results of Operations

Nine Months Ended September 30, 2001 compared to Nine Months Ended September 30, 2000

Sales

         Consolidated sales for the quarter and nine months ended September 30, 2001 were $55.7 million and $207.6 million, respectively, a decrease of 33.1% and 27.3% compared to sales of $83.2 million and $285.7 million for the quarter and nine months ended September 30, 2000, respectively. The decrease was mainly due to our decision to concentrate on our core businesses and downsize certain non-core businesses which resulted in an overall decrease in sales in the non-core businesses which carried lower gross margins.

         Textile Operations Sales

         Textile Operations sales decreased by 43.7% and 31.6%, from $46.2 million and $161.8 million for the quarter and nine months ended September 30, 2000, respectively, to $26.0 million and $110.7 million for the quarter and nine months ended September 30, 2001, respectively. This decrease in sales for both the quarter and nine-month period was primarily attributable to the Textile Operations' converting divisions in the United States. Specifically, the acetate linings and Seatex divisions, which carried lower gross margins, were considered as non-core businesses and accordingly, the overall size of these businesses was reduced. During the second quarter of 2001, we disposed of the inventory in our non-core linings business for approximately its carrying value, after which we exited the linings business.

         The sales generated by the operation's vertically integrated manufacturing facilities in Canada, remained virtually unchanged for the respective periods.

         Polypropylene Operations Sales

         Polypropylene Operations sales decreased by 19.8% and 21.8%, from $37.0 million and $123.9 million for the quarter and nine months ended September 30, 2000, respectively, to $29.7 million and $96.9 million for the quarter and nine months ended September 30, 2001, respectively. This decrease in sales for both the quarter and nine-month period is attributable to the decrease in sales to the U.S. Postal Service as well as our decision to reduce manufacturing of certain products, specifically in the commodity Small Bags division, which were generating minimal gross margins. During the third quarter of 2001, we disposed of our land and building located in Costa Rica for a net gain on sale of $724. During the second quarter of 2001, we disposed of our Santiago plant located in Mexico for its carrying value of $1.9 million.

EBITDA

         EBITDA was $(0.3) million and $1.6 million for the quarter and nine months ended September 30, 2001, respectively, compared to $0.1 million and $22.9 million for the quarter and nine months ended September 30, 2000, respectively. Our gross profits increased for the third quarter as gross profit margins increased from 12.8% for the third quarter of 2000 to 15.7% for the third quarter of 2001 but decreased from 19.4% for the nine months ending September 30, 2000 to 14.6% for the nine months ending September 30, 2001. The decrease in gross profit margins for the nine months ended September 30, 2001 is primarily attributable to the disposition of some product lines of non-core businesses for both operations as well as a decrease in the Textile Operations' margins resulting from increased competition in the fashion and outerwear businesses. Included in the EBITDA for the quarter and nine months ended September 30, 2001, is $(3.2) million and $(8.5) million, respectively, of EBITDA from non-core businesses which management is in the process of monitizing.

         Selling, general and administrative expenses, increased to 16.3% of sales and 13.8% of sales for the quarter and nine months ended September 30, 2001, respectively, from 12.7% and 11.4% of sales for the quarter and nine months ended September 30, 2000, respectively. The increase was mainly due to certain fixed costs which are still being incurred with respect to non-core product lines and businesses.

         Textile Operations

         EBITDA in the Textile Operations decreased from $0.8 million and $15.5 million for the quarter and nine months ended September 30, 2000, respectively, to $(1.2) million and $(2.0) million for the quarter and nine months ended September 30, 2001, respectively. The Textile Operations' non-core businesses, which are currently being reviewed by management for sale or wind-down, accounted for $(2.6) million and $(8.4) million of EBITDA for the quarter and nine months ended September 30, 2001, respectively. The remaining reduction was mainly due to lower profit margins of the Operations' fashion and outerwear divisions as well as higher than normal natural gas costs.

         Polypropylene Operations

         EBITDA in the Polypropylene Operations increased from nil to $1.5 million for the quarter ended September 30, 2000 and 2001, respectively, and decreased from $9.9 million to $5.1 million for the nine months ended September 30, 2000 and 2001, respectively. The reduction in the nine-month results was mainly attributable to the decrease in sales to the U.S. Postal Service, the costs associated with the closure and relocation of certain manufacturing facilities to Mexico and manufacturing issues at one of the operations' plants.

Foreign Exchange (Gain) Loss

         For the third quarter of 2001, we reported a $4.0 million foreign exchange loss resulting in a net foreign exchange loss of $3.7 million for the nine months ended September 30, 2001, compared to a $1.0 million and $3.1 million foreign exchange loss for the quarter and nine months ended September 30, 2000, respectively. Most of the foreign exchange losses for the quarter and nine months ended September 30, 2001 related to the fluctuations of the Canadian dollar on net monetary assets denominated in U.S. dollars. The U.S. to Canadian dollar exchange rate as at September 30, 2001 was 1.5790 Canadian dollar to 1 U.S. dollar versus 1.5177 Canadian dollar to 1 U.S. dollar at June 30, 2001 and 1.4995 Canadian dollar to 1 U.S. dollar at December 31, 2000.

Depreciation and Amortization

         Depreciation and amortization increased to $5.1 million and $15.8 million for the quarter and nine months ended September 30, 2001, respectively, from $4.5 million and $13.9 million for the quarter and nine months ended September 30, 2000, respectively. The increase was due to higher amortization of goodwill since the results for the quarter and nine months ended September 30, 2001 reflect amortization of the goodwill after the Change in Control, over a period of 15 years, compared to a period of 15 to 40 years, prior to the Change in Control for the quarter and nine months ended September 30, 2000.

Financing Costs

         Financing costs for the quarter ended September 30, 2001 decreased to $6.4 million and $20.2 million for the quarter and nine months ended September 30, 2001, respectively, from $7.2 million and $20.8 million for the quarter and nine months ended September 30, 2000, respectively. Financing costs consist of interest expense, including factor expense, and amortization of deferred financing costs. Financing costs for the quarter ended September 30, 2001 decreased by $0.8 million due primarily to a reduction in factor expense resulting from the reduction in U.S. based textile converting sales as well as a reduction in interest expense on bank debt due to the recent reductions in the prime and LIBOR lending rates.

         On October 1, 2001, we defaulted in the payment of semi-annual interest due on the Existing Notes.

Income Tax

         Income tax recovery for the quarter ended September 30, 2001 decreased to $1.2 million from $2.8 million for the quarter ended September 30, 2000 and increased to $5.1 million from $1.9 million for the nine months ended September 30, 2001 and 2000, respectively. The difference between the effective tax rate for each of the quarters and the composite statutory U.S. federal rate of 35% was primarily attributable to non-deductible amortization of goodwill, non-deductible foreign exchange losses, alternative minimum taxes and certain losses incurred in the quarter for which a valuation allowance was taken.

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

         All figures referring to the year ended December 31, 2000 refer to the pro forma results, which combine the operating results of Consoltex for the nine months ended September 30, 2000 and the operating results of Holdings (which operating results include the results of operations of Constoltex) for the three months ended December 31, 2000.

         During the year ended December 31, 2000, we closed three manufacturing sites in order to reduce operating costs, improve margins and increase capacity utilization at other plants. In our Textile Operations, we closed the Vestco garment manufacturing plant used by Royalton in Mexico, and its production was transferred to the main Royalton plant, also in Mexico. In the Polypropylene Operations, we closed two plants, which manufactured flexible intermediate bulk container (or FIBC) bags and transferred production to its growing manufacturing base in Mexico.

         Our sales grew from $362.6 million for the year ended December 31, 1996 to $370.2 million for the year ended December 31, 2000. This growth was principally the result of the acquisitions of certain assets of N. Erlanger Blumgart & Co., Inc. ("Erlanger Blumgart") on May 1, 1996, Royalton on February 26, 1999, Marino Technologies, Inc. ("Marino") on July 1, 1999 and the assets of Atlas Bag, Inc. ("Atlas") on October 1, 1999. The Marino and Royalton acquisitions were by way of share purchase and the Atlas acquisition was the acquisition of the operating assets of Atlas Bag, Inc. by Marino, to become a division of Marino, which in turn became a division of LINQ. We financed the Marino and Atlas acquisitions through additional term loans totalling $43 million from the lenders under our Existing Credit Facility.

         Earnings from operations decreased from $26.3 million for the year ended December 31, 1999 to a loss of $37.0 million for the year ended December 31, 2000.

         We reported a net loss of $49.4 million for the year ended December 31, 2000 compared to net earnings of $0.5 million for the year ended December 31,1999. The significant decrease in profitability was principally due to:

         o $25.6 million of provisions for inventory clearances due, in part, to the planned dispositions of some product lines;

         o $6.9 million of write offs and provisions for receivables, and from severance payments related to the sale and wind down of certain non-core product lines;

         o $2.6 million due to efficiency issues in extrusion and weaving in the Polypropylene Operations as it decommissioned seven of its oldest direct extrusion lines;

         o $7.8 million representing the negative impact of the resin price increase in the Polypropylene Operations;

         o $7.0 million representing the decrease in the apparel textile margins due to increased import competition and the temporary slow down in the Home Furnishings business as a result of corrective actions taken by major retailers to reduce their inventory;

         o the increase in both depreciation expense and amortization charges relating to additional goodwill, as a result of push down accounting, and an increase in deferred financing expenses as a result of our writing off the unamortized balance of deferred financing expense associated with the previous credit facility; and

         o higher interest expense due to increased bank debt, as our average bank debt was higher in 2000 than in 1999.

         In the second half of 2000, Consoltex entered into a series of transactions, which resulted in a change in control of Consoltex. On September 29, 2000, AIP/CGI NB Acquisition Corp., a New Brunswick (Canada) corporation ("AIP Sub"), exercised its option to purchase 3,140,000 Multiple Voting Shares of Consoltex from Les Gantiers Holding B.V. ("LGH"), constituting 51.33% of the voting interest in Consoltex. The net consideration paid by AIP Sub to LGH for the shares was $3,123,000 and was contributed to AIP Sub by Holdings, the sole shareholder of AIP Sub. Immediately prior to AIP Sub's exercise of the option, AIP Sub held securities representing the right to vote 48.67% of the total votes attributable to the outstanding securities of Consoltex. Immediately after the exercise of the option, AIP Sub held securities representing the right to vote 100% of the total votes attributable to the outstanding securities of Consoltex. On October 2, 2000, Consoltex amalgamated with AIP Sub and the amalgamated corporation changed its name to "Consoltex Inc." As part of the change in control, Consoltex Inc. sold all of the capital stock of Consoltex USA, a wholly owned subsidiary of Consoltex, to Holdings. In connection with the change in control, Holders of not less than a majority in aggregate principal amount of the Existing Notes consented to the change in control and waived certain requirements under the Existing Indenture, and Consoltex entered into the Second Supplemental Indenture, dated as of September 29, 2000.

         AIP's total cost of its investment in Consoltex of $85,337 was pushed down to Consoltex and its subsidiaries.

         Consoltex also refinanced its senior bank facility in the fourth quarter of 2000. The new senior bank facility, a $57.5 million working capital revolver and a $59.25 million term loan, is an asset based facility. The proceeds of this new senior bank facility were used to repay the previous senior bank facility. The new senior bank facility changed Consoltex's available liquidity as certain restrictions and limitations were placed on the amount Consoltex could borrow under this new senior bank facility.

Sales
         Consolidated sales for the year ended December 31, 2000 were $370.2 million, an increase of 7.9% compared to $343.1 million for the year ended December 31, 1999. This increase was mainly due to the full-year effect of the Marino and Atlas acquisitions completed on July 1, 1999 and October 1, 1999, respectively.

         Textile Operations Sales

         Textile Operations sales decreased by 0.8%, from $213.0 million in 1999, to $211.3 million in 2000. This decrease is primarily attributable to lower demand for our polyester and polyester blend fabrics due to changing fashion trends and increased import competitions for fabrics and garments in the North American market. Demand for nylon-based outerwear fabrics also declined due to increased Asian import penetration into the U.S. market. This decrease was partially offset by significant growth in our Craft Home Sewing division with additional sales to the United Kingdom and a $4 million sales increase in our Apparel Lining business.

         Polypropylene Operations Sales

         Polypropylene Operations sales increased by 22.2%, from $130.0 million in 1999 to $158.9 million in 2000. This increase is attributable to the full-year effect of the Marino and Atlas acquisitions completed on July 1, 1999 and October 1, 1999, respectively. Third-party sales from LINQ in South Carolina and Rafytek in Mexico were relatively stable from 1999 to 2000.

EBITDA

         EBITDA was $(14.4) million for the year ended December 31, 2000 compared to $37.2 million for the year ended December 31, 1999. Despite the overall increase in sales, our gross profits decreased significantly as gross profit margins decreased from 21.8% in 1999 to 9.9% in 2000. The decrease in gross profit margins is primarily attributable to: $25.6 million of provisions for inventory clearances due, in part, to the planned dispositions of some product lines; $2.6 million due to efficiency and production issues related to the Polypropylene Operations; $7.8 million representing the negative impact of the resin price increase in the Polypropylene Operations; and $7.0 million due to the decrease in the Textile Operations' margins resulting from increased competition in the fashion and outerwear businesses and the temporary slow down in the Home Furnishings business due to corrective actions taken by major retailers to reduce their inventory.

         Selling, general and administrative expenses, as a percentage of sales, increased to 13.7% in 2000 from 11.0% in 1999 due to $6.9 million of write-offs of and provisions for receivables and for severance payments related to the sale and winding down of certain non-core product lines.

         Textile Operations

         EBITDA in the Textile Operations decreased from $23.4 million in 1999 to a loss of $3.6 million in 2000. The Textile Operations recorded $20.0 million of non-recurring charges, as detailed above, related to the sale and winding down of certain of its businesses, including write-offs of and provisions for receivables and inventory. Excluding these charges, which management believes to be unusual, normalized EBITDA in the Textile Operations would have been $16.4 million in 2000. The reduction in Home Furnishings business in the last half of 2000, combined with the decrease in gross profit margins in our Outerwear and Fashion divisions and the negative results in our Mexican garment operations, were the primary reasons for the decrease in EBITDA from $23.4 million to the $16.4 million normalized amount in 2000.

         Polypropylene Operations

         EBITDA in the Polypropylene Operations decreased from $17.2 million in 1999 to a loss of $6.4 million in 2000. The Polypropylene Operations recorded $12.5 million of non-recurring charges, as detailed above, related to the sale or winding down of certain of its business, including write-offs of and provisions for receivables and inventory as well as provisions for severance payments. Excluding these charges, which management believes to be unusual, its normalized EBITDA would have been $6.1 million in 2000. The primary reasons for the reduction in EBITDA from 1999 were the sharp rise in resin costs in 2000 and the extrusion and weaving efficiency and productivity issues caused by the decommissioning of seven of its old extruders at its South Carolina facility.

Depreciation and Amortization

         Depreciation and amortization increased to $19.6 million in 2000 from $15.8 million in 1999. Most of the increase was due to higher amortization of goodwill since the 2000 results reflect the full-year amortization of goodwill with respect to the acquisitions of Atlas and Marino in 1999 and the fact that the goodwill after the change in control is being amortized over 15 years compared to 15 to 40 years prior to change in control.

Foreign Exchange Loss

         Compared to a $5.0 million exchange gain for the year ended December 31, 1999, we had a foreign exchange loss of $3.0 million for the year ended December 31, 2000. The $3.0 million exchange loss in 2000 included a $2.7 million loss related to the devaluation of the Mexican peso and Canadian dollar on net monetary assets denominated in currencies other than the functional currencies of our Mexican and Canadian subsidiaries. The balance of the foreign exchange loss in 2000 included a $0.3 million loss on forward foreign exchange contracts.

Financing Costs

         Financing costs in 2000 increased to $28.6 million from $22.0 million in 1999. Financing costs consist of interest expense, including factor expense, which increased from $20.4 million in 1999 to $25.8 million in 2000, and amortization of deferred financing costs, which increased from $1.6 million in 1999 to $2.8 million in 2000.

         The increase in interest expense is a direct result of the full-year effect of increased indebtedness resulting from our three acquisitions in 1999, higher average interest rates and poor operating results in 2000 that required additional borrowings under our credit facility. Weighted average interest rates on indebtedness were 10.05% in 2000 compared to 9.8% in 1999. Average interest rates on the senior bank facility increased from 7.5% in 1999 to 9.9% in 2000, while the interest rate on our Existing Notes is fixed at 11%. Average debt levels rose from $190 million in 1999 to $226 million in 2000 due to the full-year effect of the 1999 acquisitions and poor operating results in 2000.

         The amortization of deferred financing costs was higher in 2000 than in 1999 as the financing fees related to the senior bank facility were fully amortized during 2000 and the costs related to the amended senior bank facility in November 2000 are being amortized over a 14-month period.

Income Taxes

         Income tax expense changed from an expense of $0.5 million for the year ended December 31, 1999 to a recovery of $18.3 million for the year ended December 31, 2000. The difference between the effective tax rates for each of these years and the composite statutory federal rate of 35% for the United States in 2000 and 39.8% for Canada in 1999 was primarily attributable to non-deductible amortization of goodwill, non-deductible foreign exchange gains and losses and alternative minimum taxes. In 2000, the valuation allowance significantly added to the difference between the effective tax rate and the statutory tax rate.

Year Ended December 31, 1999 Compared To Year Ended December 31, 1998

Sales

         Consolidated sales for the year ended December 31, 1999 were $343.1 million, an increase of 5.3% compared to $325.9 million for the year ended December 31, 1998. Excluding the additional sales revenue generated by the Royalton, Marino and Atlas acquisitions in 1999, sales would have been 2.5% lower than in 1998.

         Textile Operations Sales

         Textile Operations sales were $213.0 million for the year ended December 31, 1999, representing a slight increase from $212.8 million for the year ended December 31, 1998. The continued demand for high margined curtaining fabrics, the growth in the Seatex and John King nylon converting and importing divisions and the growth in the Industrial division were all offset by weaker sales in the Fashion and Apparel Linings divisions, which were adversely affected by strong import competition from Asian countries selling garments into North America. The increase in imported fabrics and garments from overseas countries has significantly reduced North American manufacturing activity for the apparel markets.

         Polypropylene Operations Sales

         Polypropylene Operations sales increased by 14.9%, from $113.1 million for the year ended December 31, 1998 to $130.0 million for the year ended December 31, 1999. This increase is mainly attributable to our decision to buy two of our largest customers. Excluding the effect on sales of the Marino and Atlas acquisitions, third-party sales decreased by 4.8%. Sales which we recorded as third-party sales in 1998 to Marino and Atlas are now recorded as intercompany sales and are eliminated on consolidation. This accounted for most of the 4.8% net decrease in third-party sales in 1999.

EBITDA

         EBITDA decreased to $37.2 million for the year ended December 31, 1999 from $43.2 million for the year ended December 31, 1998. Gross profit margins decreased from 23.5% for the year ended December 31, 1998 to 21.8% for the year ended December 31, 1999 due to lower volume in the Fashion division and the one-time effect in 1998 of proceeds we received from an insurance claim relating to damages to our Canadian facilities from an ice storm in January 1998.

         Selling, general and administrative expenses, as a percentage of sales, increased to 11.0% for the year ended December 31, 1999 from 10.2% for the year ended December 31, 1998 due to the impact of lower sales volumes and administrative expenses in 1999. These administrative expenses included restructuring costs of $1.4 million which were comprised of severance costs in our Textile Operations in Canada and costs incurred from the closure of a Textile Operations' accounting office in Rhode Island.

         Textile Operations

         EBITDA in the Textile Operations decreased from $28.9 million in 1998 to $23.4 million in 1999. The principal cause for the decrease was the 30% reduction in Fashion division sales and the resulting effect on lost margins and under-recovery of overhead and the $1.4 million of restructuring costs that we incurred in 1999.

         Polypropylene Operations

         EBITDA in the Polypropylene Operations decreased from $17.8 million in 1998 to $17.2 million in 1999. This decrease, notwithstanding the partial year benefits of the Marino and Atlas acquisitions, is primarily due to the disruption at LINQ of installing an integrated enterprise resource planning hardware and software system; severe price competition on both fabrics and small FIBC bags and resin costs increasing rapidly in the last half of 1999 and the inability of Polypropylene Operations to recover this resin cost increase through increased selling prices.

Foreign Exchange Gain or Loss

         Compared to a $7.3 million foreign exchange loss in 1998, the foreign exchange gain in 1999 increased to $5.0 million. The foreign exchange gain in 1999 included a $4.2 million gain related to the effect of the increase in the value of the Mexican peso and Canadian dollar on net monetary assets denominated in currencies other than the functional currencies of our Mexican and Canadian subsidiaries. The foreign exchange gain also included a $0.8 million gain, versus a $1.3 million loss in 1998, on forward foreign exchange contracts.

Financing Costs

         Financing costs in 1999 increased to $22.0 million from $20.3 million in 1998. Financing costs consist of interest expense, including factor expense, which increased from $19.1 million in 1998 to $20.4 million in 1999, and amortization of deferred financing costs, which increased from $1.2 million in 1998 to $1.6 million in 1999.

         The increase in 1999 interest expense is primarily a result of the impact of additional debt due to three acquisitions and slightly higher average interest rates. Weighted average interest rates on debt were 9.8% in 1999 versus 9.9% in 1998. Average interest rates on bank debt were 9.1% in 1999 compared to 7.7% in 1998, while the interest rate on the Existing Notes is fixed at 11%.

         The amortization of deferred financing costs was higher in 1999 as the financing fees related to the new term loans for the 1999 acquisitions and related amendments to the senior bank facility were being amortized over the period until October 31, 2000.

Income Taxes

         Income tax expense in 1999 was $0.5 million compared to $3.6 million in 1998. The difference between the effective tax rates for each of these years and the composite statutory rate in Canada of 39.8% for 1999 and for 1998 arises largely from non-deductible amortization of goodwill, non-deductible foreign exchange gains and losses and large corporation and alternative minimum taxes in Canada, the United States and Mexico. The 1998 effective tax rates were also positively affected by the application of tax loss carry forwards against earnings generated in Mexico for which no benefits had previously been recorded.

Liquidity and Capital Resources

         Our total outstanding debt at September 30, 2001 was $227.3 million compared to $221.8 million at December 31, 2000. The ratio of debt to total capital, comprised of debt plus shareholder's equity, including accumulated other comprehensive loss, was 93.0% at September 30, 2001 compared to 82% at December 31, 2000. Our debt to total capital ratio increased at September 30, 2001 due primarily to the increase in debt from the issuance of 10.5% Debentures and to losses incurred for the nine months ended September 30, 2001, thus reducing shareholder's equity.

         Operating lines of credit available from our senior bank facility, calculated as the lesser of $50.0 million ($50.0 million on June 30, 2001) and the amount calculated under the borrowing base definition, totalled $39.3 million on September 30, 2001 ($45.3 million on June 30, 2001) of which $0.8 million remained unused.

         Our cash requirements consist primarily of working capital requirements, payments of principal and interest on our outstanding indebtedness and capital expenditures. As we are considered highly leveraged, our ability to seek additional lines of credit is limited.

         During the quarter ended September 30, 2001, we defaulted on certain covenants under our senior bank facility and did not make the required quarterly principal payment on its term loan of approximately $1.8 million on September 30, 2001. As a result, we have entered into forbearance agreements with our senior lenders.

         As part of the Restructuring Transactions described in this Offering Circular, we expect to enter into the Proposed New Credit Facility prior to or concurrently with the closing of the Exchange Offer. The entry into of the Proposed New Credit Facility is a condition to the completion of the Exchange Offer. See "The Exchange Offer and Consent Solicitation--Conditions to the Exchange Offer and Consent Solicitation." The Restructuring Transactions also contemplate the application of the net proceeds of the Asset Sale to the reduction of borrowings outstanding under the Existing Credit Facility. See "Capitalization." In addition, if we complete the Exchange Offer and Consent Solicitation, AIP has agreed that it will contribute its $34.65 million aggregate principal amount of Existing Notes to Holdings, which will contribute such Existing Notes to us in exchange for shares of common stock of Consoltex and contributed surplus of Consoltex USA. We expect that, upon the consummation of the Exchange Offer, AIP will (1) contribute $12.8 million of Holdings 10.5% Debentures due 2003 to Holdings in exchange for equity of Holdings and (2) contribute an amount of cash sufficient to satisfy our obligation to pay cash to Holders of Existing Notes in the Exchange Offer (if applicable) to Holdings, which will contribute such cash to us.

         Assuming the Restructuring Transactions had occurred on September 30, 2001 according to the terms described in this Offering Circular (including those assumptions set forth under "Capitalization"), we would have had $139.1 million of total outstanding debt. The ratio of debt to total capital, comprised of debt plus shareholder's equity would have been 69.6%.

         We believe that pro forma cash flow from operations, pro forma cash and cash equivalents and availability of borrowings under the Proposed New Credit Facility will be adequate to meet our pro forma debt service and other cash obligations for the next twelve months. However, there can be no assurance that these sources of cash or the Proposed New Credit Facility will be sufficient to enable us to do so.

Capital Expenditures

         As part of our focus on improving operational efficiency, we made substantial investments in capital expenditures, aggregating $33.7 million over the last three years. During 2000, additions to fixed assets totalled $9.5 million compared to $10.6 million in 1999. In 2000, capital expenditures in the Polypropylene Operations amounted to $6.4 million principally to upgrade and extend the life of equipment rather than to add capacity. The significant capital additions were for a new extruder and a warehouse in Mexico. Expenditures in the Textile Operations amounted to $3.1 million principally to expand curtaining fabrics production capacity as well as to upgrade and extend the life of certain equipment.

         Capital expenditures for 2001 are expected to be approximately $6 million, principally to add capacity in certain product lines, to add new equipment to increase efficiencies, to enhance our product development capabilities and to upgrade and extend the life of certain equipment.

Quantitative and Qualitative Disclosures About Market Risk


Interest Rates

         Interest rate risk exposure relates primarily to our debt portfolio which consists of working capital and term loans drawn under a senior bank facility and fixed rate on Existing Notes. Borrowings under the senior bank facility are influenced by changes in short-term LIBOR interest rates.

         As of September 30, 2001, we had outstanding variable rate working capital loans in a total aggregate amount of $41.2 million with a weighted average interest rate to maturity of 6.75%. Such working capital loans were scheduled to mature in 2001 but the maturity has been extended to 2002. As of September 30, 2001, we had outstanding $53.2 million of variable rate term loans with a weighted average interest rate to maturity of 7.0%. Such term loans were scheduled to mature in 2001 but the maturity has been extended to 2002. As of September 30, 2001, we had outstanding $120 million of fixed rate 11.0% Existing Notes that mature in 2003.

Foreign Currency

         We have international operations, primarily in Canada, Mexico and Costa Rica. Changes in foreign exchange rates can impact our financial position, results of operations and cash flow. We manage foreign currency exchange rate exposure by utilizing some natural hedges to mitigate some of our transaction and commitment exposure. The net assets of our foreign operations which are consolidated approximate 51.5% of total assets (Canada 38.0%; Mexico 13.0%; Costa Rica 0.5%) and 49.3% of total liabilities (Canada 38.6%; Mexico 10.6%; Costa Rica 0.1%) at September 30, 2001. The operations have the potential to impact our financial position due to fluctuations in these local currencies arising from the process of remeasuring the local functional currency into the U.S. dollar. A 10% change in the respective currencies against the U.S. dollar could have changed shareholder's equity by approximately $1.5 million at September 30, 2001.



                                  BUSINESS

         We are a North American textile and polypropylene company. Our activities are divided between two business segments: Polypropylene Operations and Textile Operations. We have operations in the United States, Canada, Mexico and Costa Rica. We are vertically integrated, from the production of yarn, in our Polypropylene Operations, through to weaving, dyeing, printing, finishing and coating and production of end products such as small bags. We also conduct our own research and development and maintain our own sales and marketing network. We have 8 manufacturing plants and employ approximately 2,400 employees. We supplement production from our manufacturing facilities with raw materials and fabric imported from Asia and Europe.

         Our Polypropylene Operations include LINQ in South Carolina; Rafytek, in Mexico; and Rafytica in Costa Rica. Our Polypropylene
Operations:

         o extrude polypropylene yarn and weave, finish, and distribute polypropylene-based fabrics for flexible intermediate bulk containers, which we refer to as FIBCs, agrotextiles, woven and non-woven geotextiles, cotton bale and fibre wrap; and

         o manufacture end products such as small bags for sugar, fertilizer, flour, animal feed and other uses.

         Our Textile Operations include Consoltex Inc. in Canada, and Consoltex International in the United States. Our Textile Operations manufacture a diverse range of man-made woven fabrics. In Canada, it manufactures primarily polyester, polyester rayon, voile and nylon based fabrics in its Home Furnishings, Industrial, Outerwear and Fashion divisions. In the United States it operates as a sales force for the Canadian business.

Development of the Business

         Consoltex Inc. is incorporated under the Business Corporations Act, New Brunswick, by certificate of amalgamation dated October 2, 2000 and is the successor corporation to Consoltex Inc. (Canada) (formerly called Consoltex Group Inc.). All of the outstanding shares of common stock are held by Holdings.

         March and September 1993. Consoltex Inc. completed a C$55 million initial public offering of Subordinate Voting Shares in Canada and in September 1993 Consoltex Inc. and its then subsidiary, Consoltex USA, which we refer to collectively as the Issuers, completed an offering in the United States of Series A 11% Senior Subordinated Notes due 2003 (the "Series A Subordinated Notes") for gross proceeds of $120 million. These proceeds were used to acquire LINQ and to pay off Consoltex's fixed rate and working capital indebtedness. The Series A Subordinated Notes were guaranteed by Consoltex USA Inc.'s principal indirect subsidiaries.

         May 20, 1994. The Issuers completed an exchange offer in respect of the Series A Subordinated Notes in which the Issuers exchanged such notes for the Existing Notes which are identical in all material respects to the Series A Subordinated Notes, except that the Existing Notes were registered under the Securities Act. The Existing Notes are guaranteed by Consoltex USA's principal direct subsidiaries.

         March 19, 1996. Consoltex Inc. refinanced all its senior bank debt with an $85 million bank facility including a $50 million working capital revolving line of credit and a $35 million five-year term loan which we refer to as the Senior Bank Facility. The proceeds of the new facility were used to repay all indebtedness at March 19, 1996 except the Existing Notes. This refinancing had no effect on the Existing Notes.

         January 13, 1997. Consoltex Inc. issued, through a private placement, 3.4 million Subordinate Voting Shares to Clairvest Group Inc. for C$6.1 million. The net proceeds from this private placement were used to repay a portion of Consoltex Inc.'s term bank debt. At the same time, Les Gantiers Holding B.V., then the controlling shareholder of Consoltex Inc., converted 860,000 Multiple Voting Shares on a one-for-one basis into Subordinate Voting Shares and sold these shares to Clairvest.

         October 20, 1999. AIP/CGI NB Acquisition Corp. ("AIP Sub") acquired 100% of the Subordinate Voting Shares of Consoltex Inc. for C$5.60 per share and also acquired an option to purchase 100% of the Multiple Voting Shares from Les Gantiers Holding B.V. As a result of the AIP Sub acquisition, the Subordinate Voting shares ceased to be listed on the Montreal and Toronto stock exchanges and Consoltex ceased to be a reporting issuer with Canadian securities regulatory authorities. After the AIP Sub acquisition, Les Gantiers Holdings B.V. retained control of Consoltex through Les Gantiers Holding B.V.'s ownership of 100% of Consoltex's Multiple Voting Shares.

         December 16, 1999. Consoltex Group Inc. (as it was then called) was continued under the Business Corporations Act, New Brunswick.

         January 1, 2000. Consoltex Inc. (Quebec), then the operating subsidiary of Consoltex Group Inc. was wound up into Consoltex Group Inc. in that Consoltex Group Inc. acquired all of the assets and assumed all of the liabilities of the former Consoltex. On January 3, 2000 Consoltex Group Inc. changed its name to "Consoltex Inc." On January 5, 2000, Consoltex Inc. (Quebec) was renamed 9085-9125 Quebec Inc. and is currently inactive pending dissolution.

         September 29, 2000. AIP Sub exercised an option to purchase 100% of the Multiple Voting Shares of Consoltex Inc. from Les Gantiers Holding B.V. Consoltex obtained consents to this change of control as required under both the Existing Indenture for the Existing Notes and the credit agreement for the senior bank facility. Also on this date, American Industrial Partners Capital Fund II, L.P. made a capital contribution of $7,377,000 to Holdings.

         October 31, 2000. Consoltex sold 100% of the shares of its subsidiary Consoltex USA to its sole shareholder, Holdings. Holdings then became the consolidating entity for all of the companies formerly consolidated under Consoltex. In this Offering Circular, Consoltex's results of operations are reported on a consolidated basis with Holdings because the significant financial information as to the creditworthiness of the Issuers, taking into consideration the subsidiary guarantors, is reflected in the consolidated financial statements of Holdings, a parent guarantor of the Existing Notes.

         November 7, 2000. Consoltex entered into a Second Amended and Restated Credit Agreement which, among other things, extended the senior bank facility to December 31, 2001.

         December 15, 2000. We closed the FIBC Division's Illinois manufacturing plant.

         February 7 and June 22, 2001. In Polypropylene Operations, we sold certain non-productive and redundant assets including the Santiago plant and its leno bag production and the land and buildings owned by Rafytica in Costa Rica. The productive assets of the Santiago plant were consolidated into our Atlacomulco facility and the Rafytica operations were moved to a leased facility.

         April 3 and June 29, 2001. Consoltex merged VeraPak, S.A. de C.V. and Marino Technologies de Mexico S.A. de C.V. ("Marino Mexico") into Rafytek, respectively, following the sale by LINQ of all of the shares of Marino Mexico to Consoltex's Mexican holding company Consoltex Mexico, S.A. de C.V. The purpose of the merger was to simplify Consoltex's legal structure in Mexico.

         June 1, 2001. In Textile Operations, we sold the Linings Division of The Balson-Erlanger Group Ltd. ("Balson-Erlanger") (as it was then called), our U.S. linings converting business.

         July 31 and August 27, 2001. We closed the manufacturing plants of the FIBC Division in Texas and Florida, respectively, and moved the manufacturing production to the FIBC Division's facilities in Mexico.

         December 11, 2001. Balson-Erlanger changed its name to Consoltex International Inc.

         December 14, 2001. We closed Royalton, the Mexican cut and sew operation of Textile Operations.

         December 19, 2001. We sold the FIBC Division with its facilities in Opa-Locka, Florida and in San Luis Potosi, Atlacomulco and Cordoba, Mexico and we sold the Craft Home Sewing division of Consoltex International. As part of the sale of the FIBC Division we incorporated LINQ Industrial Fabrics II, Inc. ("LINQ II") into which we transferred all of the LINQ assets excluding the assets of the FIBC Division. We sold LINQ and retained LINQ II (after December 19, 2001, "LINQ" refers to "LINQ II").

         We are currently in the process of winding down our U.S. nylon converting and import business called the John King division of Consoltex International.

Business Strategy

         We believe there are significant opportunities to expand our market share and develop new businesses in the North American textile industry. Our business strategy is four-fold:

         o to emphasize high quality differentiated and specialty man-made fabrics;

         o    to increase penetration of the fabric business in the United
              States;

         o to exit those business and product lines that are not core business or do not provide an adequate return; and

         o to improve the efficiency, quality and throughput of our core manufacturing facilities.

         Emphasizing High Quality Differentiated and Specialty Man-Made Fabrics. We focus our manufacturing, marketing and research and development on high quality differentiated and specialty man-made fabrics, which typically have higher profit margins than commodity products. As a result of our state-of-the-art technology, flexible manufacturing processes and experience in developing specialized products, our product lines are well-positioned to capitalize on future growth in new and existing markets for man-made fabrics. These fabrics are less susceptible to import competition due to the significant level of customer interaction required to develop fabrics of this type.

         Technological advances have resulted in man-made fibers outperforming competing fabric types. These advances have opened many new markets in environmental, military, safety, medical, construction, packaging, transportation, industrial and technically driven end-use markets.

         Through research and development and through licensing and other agreements, we are manufacturing and supplying unique proprietary-type fabrics for specialized industrial and domestic uses and seek to continue to expand in this area.

         Increased Penetration of Fabric Business in the United States. We are actively pursuing increased penetration of the substantially larger U.S. market from our subsidiary in Canada. This strategy capitalizes on our vertical integration, which provides us with cost and service advantages in the U.S. market.

         This business strategy has been enhanced by the Free Trade Agreement ("FTA") and North American Free Trade Agreement ("NAFTA"), which came into effect in 1989 and 1994, respectively. The FTA provided for a decreased level of import tariffs for Canadian exports to the United States. Consequently, the FTA permitted us to compete against U.S. manufacturers on a more equitable basis while providing a major advantage for us over exporters from most other countries to the U.S. market. The FTA was expanded by NAFTA, which enlarged the trading zone to include Mexico. As a result of the FTA's staged duty reductions, which continued under NAFTA, our Canadian exports to the United States were duty free effective January 1, 1998, for NAFTA origin goods, while imports into the United States, of woven man-made fabrics, from most other countries were assessed a 15.7% duty in 2000. Duty on Mexican polypropylene fabric exports to the United States, which were subject to a 2.6% duty rate in 1998 ceased to exist on January 1, 1999.

         We also obtain some benefits from the comprehensive U.S. quota system which establishes quotas on the import of various fabrics from many low cost countries into the United States, thereby limiting access of many other countries to certain of our target markets. These benefits will, however, diminish as a result of the January 1, 1995 Agreement on Textiles and Clothing (the "Transition Agreement") concluded during the Uruguay Round of the General Agreement on Tariffs and Trade ("GATT"). The agreement provides that, at the end of the ten-year transition period created for the integration of textiles and clothing into GATT rules, or by 2005, the United States, and any other GATT member countries presently having quotas, shall no longer have such quotas in place. However, as discussed under the section "--Regulatory Environment--Transition Agreement," we believe that we will be able to withstand any increase in competition caused by regulatory changes.

         Exiting those business and product lines that are not core businesses and/or which do not provide an adequate return. We undertook an analysis of each of our businesses and product lines during the second half of the year ended December 31, 2000. The result of this analysis was that certain businesses and product lines had not in the past, were not then currently, and had no reasonable future prospect of providing adequate returns to us. As a result of this strategy, we have exited or are in the process of exiting all of the converting businesses of Consoltex International, Royalton and the Small Bags division of Rafytek. The resulting proceeds were and will be applied to our senior bank facility. We expect that management time, effort and corporate resources will become increasingly focused on managing and growing our core businesses. We took reserves and provisions during the fourth quarter of 2000 for the winding down or selling of these businesses. Additional reserves and provisions will be charged to earnings in the fourth quarter of 2001.

         In addition, we sold the FIBC Division, the proceeds from which have and will be used to reduce our senior bank facility.

         Improve the efficiency, quality and throughput of our core manufacturing facilities. We have two sets of core manufacturing facilities:

         o a large polypropylene extrusion, beaming, weaving and coating facility in South Carolina; and

         o four large textile beaming, weaving, dyeing, finishing, coating and printing plants in Canada.

         Our strategy is to make improvements in processes and to upgrade equipment to make these plants as efficient as possible while producing first quality end products that meet our customers' stringent requirements. We expect that this strategy, combined with a focused effort to keep our plants operating as close to manufacturing capacity as possible, will generate a positive future increase in cash flow.

Business Segments And Operational Structure

         We have two business segments, the Polypropylene Operations and Textile Operations. Each of these two operations functions as an independent business unit responsible for its own strategy, research and development, production, marketing and sales. For certain financial information about our business segments, as well as certain financial information about the geographical areas in which we operate, refer to our consolidated financial statements included elsewhere in this Offering Circular. The following table sets forth each of our business segments together with its major product lines, major customers and end uses for the years ended December 31, 2000 and 1999.

         The Polypropylene Operations accounted for 43% and 38% of our sales and 35% and 37% of our gross profits for the year ended December 31, 2000 and 1999, respectively, while the Textile Operations accounted for 57% and 62% of our sales and 65% and 63% of our gross profits for the year ended December 31, 2000 and 1999, respectively.


Business
Segments             Major Product Lines            Major Customers              End Uses

Polypropylene        Woven fabrics for FIBC bags,   FIBC bag manufacturers,      Containers for transportation of
Operations           geotextiles, agrotextiles,     construction suppliers,      dry flowable goods, construction
                     cotton bale wrap, non-woven    nurseries, cotton growers,   supplies to stabilize soil,
                     fabrics for geotextiles,       chemical, agricultural       landscaping, cotton bale and
                     small bags, valve bags and     companies, sugar and         fibre wrap, mesh bags for fruits
                     fibre  boxes                   flour producers and          and vegetables, bulk bags and small
                                                    fertilizer manufactures      bags for chemicals, bulk foodstuff,
                                                                                 agricultural and fertilizer products

Textile Operations   Polyester and polyester        Home furnishings             Curtains, drapes, bedspreads and
                     blend fabrics, high twist      manufacturers, retailers,    home accessories, winter
                     polyester, microfiber nylon    fabric wholesalers,          outerwear, skiwear, outer jackets,
                     and polyester, jacquard,       jobbers, apparel             rainwear, men's and ladies'
                     wide width polyester voile,    manufacturers and            slacks, suits, skirts,
                     nylon fabrics and blends,      designers, industry          coordinates, suits and dresses;
                     cotton and polyester and,      hospitals, coaters and       children's sportswear; printed
                     craft home sewing printed      laminators, and sport        fabrics, non-apparel and
                     fabrics                        manufacturers and            industrial nylon and polyester
                                                    retailers, home sewing,      specialized fabrics, fabrics for
                                                    crafts and quilt industries  sports, military, medical,
                                                                                 industrial and recreational
                                                                                 products

Polypropylene Operations

         The Polypropylene Operations is comprised of LINQ in South Carolina; Rafytek in Mexico; and Rafytica in Costa Rica.

         Product Range. The Polypropylene Operations designs, manufactures, distributes and sells polypropylene-based woven and non-woven industrial textiles for specialty and commodity applications. The Polypropylene Operations' specialty industrial textiles consist of FIBC fabrics, agrotextiles and geotextiles. The Polypropylene Operations has a leading market share in each of its three specialty textile segments. Its commodity industrial textiles include cotton bale wrap, spiral tubing and fibre wrap; small bags for sugar, fertilizer, flour and animal feed.

         FIBC fabric is used in the production of large, flexible, woven polypropylene bags. FIBC bags are used to transport virtually any dry flowable product. FIBC bags offer significant cost savings and enhanced performance compared to alternative products because of their size and ease of use. FIBC bags significantly decrease material handling costs for users for the following reasons:

         o one FIBC bag holds approximately the same amount of material as 4.5 steel or fiber drums;

         o FIBC bags eliminate the need for pallets, strapping or stretchwrap; and

         o a single large FIBC bag can be used instead of numerous smaller bags.

         FIBC bags provide superior moisture and dust infiltration reduction compared to alternative products. FIBC bags can be recycled, reused and easily reshipped once the contents of the bag have been emptied.

         Geotextile products are woven and non-woven fabrics used in the construction industry to:

         o    stabilize and prolong surface life of roads and sidewalks;

         o enhance drainage protection to maintain flow of drains and septic systems;

         o    contain and control soil during excavations;

         o    provide strength for soil reinforcement;

         o    assist in exposure control; and

         o    help contain environmental waste in landfills.

         Agrotextile products are woven and non-woven fabrics used for ground cover, winterization, and landscaping. Agrotextiles are primarily used to prevent weed growth and allow water penetration. Needle-punched landscape fabrics are designed to prevent the penetration of sunlight while allowing the absorption of water into the underlying soil.

         Cotton bale wrap is a woven ultraviolet-stabilized fabric used to wrap cotton bales and synthetic fibers. Since the early 1980s, woven polypropylene bale wrap has replaced jute as the primary means for wrapping cotton. Polypropylene provides superior protection from moisture, dirt and other contaminants, thereby improving the quality of the cotton to the end user.

         The Polypropylene Operations' Mexican operations produce woven polypropylene bags, which we refer to as "small bags," for the sugar, fertilizer, flour, chemical and agricultural industries. Products include 25 to 50 kilogram sacks for packaging sugar, fertilizer and flour, and open mesh sacks used for agricultural produce. We plan to sell or shut-down our small bags business as part of our divestment strategy described under "--Business Strategy."

         Customer Base. The Polypropylene Operations' fabric customers are comprised of both fabricators and distributors who resell the Polypropylene Operations' products to end-users such as producers and manufacturers of agricultural and industrial products. The Polypropylene Operations sells FIBC fabric to more than 15 bag manufacturers in the United States and Mexico who cut and sew the fabric into FIBC bags and provides geotextiles to construction supply companies and contractors through an extensive and well-developed distributor network. Agrotextile fabric is sold to distributors in rolls. The fabric is then cut into smaller quantities for sale to nurseries, do-it-yourself retailers and landscaping stores. Customers for commodity products are suppliers to cotton gins as well as, agricultural, sugar, fertilizer, flour and chemical producers. Based on current operations and excluding the small bags business, the Polypropylene Operations has over 187 customers located primarily in North America and its largest customer accounted for 11.5% of its total sales in 2000 while the top five customers accounted for approximately 30.9% of its total sales in 2000.

         Competition. In the U.S. market, as a manufacturer of polypropylene-based woven and non-woven industrial textile products, LINQ is one of the top four manufacturers in terms of sales in four of its product lines. In its FIBC fabric and cotton bale wrap LINQ competes primarily with Amoco Fabrics and Fibers Co. ("Amoco"). In FIBC fabrics, LINQ has the leading market share. In cotton bale wrap, LINQ is one of only two major suppliers of polypropylene fabric in this market. In geotextiles, LINQ is one of the four significant producers. In agrotextiles, LINQ is within the top three of five significant producers but is a market leader in woven landscaping fabric. Certain of the Polypropylene Operations' U.S. competitors, including Amoco and Synthetic Industries, are significantly larger and have substantially greater resources. The pricing policies of the Polypropylene Operations' competitors have at certain times in the past limited the Polypropylene Operations' ability to increase its prices or have caused it to lower the prices of certain of its products.

         In the Mexican market for small bags, Rafytek has over a dozen local competitors. Rafytek is one of the three largest manufacturers and suppliers of small bags in Mexico.

Textile Operations

         The Textile Operations is comprised of Consoltex Inc. in Canada, including its Home Furnishings, Industrial, Outerwear and Fashion divisions and Consoltex International in the United States.

         Product Range. The Textile Operations specializes in the design and manufacture of a diverse range of high quality, specialty fabrics made with polyester and blends of polyester nylon and nylon blends and rayon. A variety of products are developed by using specialized yarns to produce unusual two and three color yarn dye effects, utilizing looms equipped with dobby attachments to create intricate patterns, narrow and wide-width jacquard looms which produce intricate jacquard designed fabrics and various finishes and treatments to create technical and performance fabrics for military, industrial and recreational purposes.

         For the home furnishings market, the Textile Operations pioneered the production of wide-width voile in North America using polyester high twist yarns and produces various weights and constructions of polyester, sheer and poly-rayon blends with a variety of finishing techniques such as "burnout" and "crushing." Wide-width voile is a curtaining fabric used for windows. It enables the fabric to be used sideways, avoiding seams in curtains.

         Customer Base. Textile Operations' customer base consists of U.S. and Canadian skiwear, rainwear, recreational and fashion apparel manufacturers, with major end-uses being outerwear, skiwear, industrial and military uniforms, women's, men's and children's-wear manufacturers of sportswear, coordinates, pants, suits and dresses. The Textile Operations also sells to the home furnishings market where it supplies U.S. and Canadian wholesale distributors and manufacturers who supply or make draperies, tablecloths, curtains, bedspreads and home accessories. The Textile Operations serves a wide customer base with over 1,500 customers in Canada and over 750 customers in the United States. The Textile Operations' largest customer accounted for 8.2% of its total sales in 2001 while the top five customers accounted for approximately 23.4% of its total sales in 2001.

         Competition. The Textile Operations' competition in nylon and technical fabrics and polyester-based apparel-fabric markets is fragmented. U.S. converters, large U.S. mills and imported fabric manufacturers are our primary competitors. Imported garments also compete indirectly with certain of the divisions as they displace consumption of the products of our North American customers thereby reducing demand for our fabrics. The competition in high quality wide-width voile fabrics is mainly from European producers while competition for other home furnishings fabrics and accessories are from a wide range of Canadian, Mexican and U.S. manufacturers.

Product Development

         Textile manufacturers generally engage in product development rather than basic research. The Textile Operations' product development is carried out on a divisional basis with specialists who focus their efforts on process and product development to meet the specific needs of customers. Product development involves ongoing production trials, product testing, sample preparations, reviews and fine-tuning with customers, suppliers and end-users.

         Textile Operations' emphasis on new product development extends throughout its manufacturing operations where special equipment is dedicated to making sample runs and product trials are given priority status on weaving and finishing equipment.

         In the Home Furnishings and Fashion divisions, in approximately 90% of cases, we develop fabric patterns, finishes and colors jointly with the customer. The plants have their own product development center for the development and testing of new fabrics, dyes and finishes. Product development works closely with the merchandising department, which is responsible for researching fashion trends and developing new product lines each season based on expectations of consumer preferences. Pattern and finish combinations are analyzed by the product development group which determines whether the plants have the capability to manufacture the fabric and at what cost. These determinations, combined with an estimate of the size of the market and expected selling price, enable management to decide if the product is worth producing. In the Outerwear and Industrial divisions, new products include improved waterproof breathable fabrics, wicking fabrics, mechanical stretch fabrics and stretch fabrics with Lycra(R), fire retardant apparel fabrics, medical fabrics and anti-static fabrics. For example, we have developed a static-proof camouflage netting for the military to protect radar installations.

         The Polypropylene Operations continues to develop new products based on market needs. LINQ's recent innovations include reinforced circular and anti-static fabrics for the FIBC market, needle-punch non-woven geotextile fabrics, agrotextile fabrics with lower light transmissivity (resulting in reduced weed germination) and fabric for recreational vehicles. LINQ's current product development projects include new FIBC products, non-woven fabrics and lightweight cotton bale wrap fabrics. LINQ strives to be a technical leader in product development and has successfully developed products such as CROHMIQ(R)-Blue.

         Electrostatic hazards range from simple nuisance shocks to major fires and catastrophic explosions. With CROHMIQ(R)-Blue, the practical application of FIBC bags in hazardous environments is now possible. CROHMIQ(R)-Blue is a second-generation product that evolved from the success of Baxon Blue fabric (originally introduced by Exxon Chemical Company). CROHMIQ(R)-Blue contains an anti-static fiber jointly developed by LINQ and E.I. Dupont de Nemours and Company.

         LINQ has a small full-time in-house staff dedicated to product development. This staff is supplemented by third-party specialists contracted in areas where LINQ wishes to develop new products.

         Our research and development expenditures totalled $1.6 million in 2000, $2.6 million in 1999 and $2.4 million in 1998.

Marketing

         The Textile Operations markets its products in Canada through its own sales force, operating from branch offices in Montreal, Toronto, Winnipeg and Vancouver. U.S. sales are handled by a combination of Consoltex sales representatives and independent selling agents located in New York and California. Latin American sales are handled through independent selling agents located in Mexico, Brazil and Chile. European sales are handled through agents in the United Kingdom. Consoltex's sales associates sell only our products and are trained in technical areas specific to their products. Independent agents offer our products alongside those of other non-competing companies and provide us with representation over a wide geographic area.

         The Polypropylene Operations has a dedicated sales force for each of its product lines. The end users for each product operate in distinct industries and require a high level of customer service. The Polypropylene Operations also markets its products through a direct sales force and through a network of independent third party representatives in the United States and Mexico. Rafytek markets its product through a direct sales force with sales offices located in Mexico City and several key local markets throughout Mexico.

Raw Materials

         Yarn is the main raw material sourced by the Textile Operations and is important in the production of cost-competitive and quality products. To achieve the variety and quality required for its specialized product lines, the Textile Operations source yarns from major producers in North America, Asia and Europe. The major yarn types used by the Textile Operations are nylon, polyester and a variety of fancy rayon, cotton and acrylic blended yarns.

         The Textile Operations has shifted a major part of its yarn sourcing from Asia and Europe to North American suppliers to satisfy the NAFTA rules of origin criteria which require the use of North American yarns for Canadian produced fabric exports to qualify for tariff and quota free access to the U.S. market. This has resulted in U.S. yarn sourcing increasing from 29% of Consoltex Inc.'s total yarn purchases in 1990 to 56% in 2000. Canadian sources represented 21% of Consoltex Inc.'s yarn supplies in 2000 while European and Asian producers accounted for 23%.

         Other raw materials used by the Textile Operations include dyes and chemicals. Consoltex Inc. purchases significant quantities of chemicals and dyestuffs for its manufacturing processes from major producers.

         Polypropylene resin, an inert plastic derived from petroleum, is the basic raw material used in the manufacture of polypropylene products and is supplied by petrochemical companies. Polypropylene resin is obtained in pellet form and is extruded into various types of yarns that are used to manufacture woven fabrics. Polypropylene resin purchases accounted for approximately 27.8% of the Polypropylene Operations' cost of sales for 2000. The price of polypropylene resin fluctuates based on the price of oil and the North American and international supply and demand for resin. The price of polypropylene rose beginning in early 1996, peaked in August 1996 and decreased gradually from that time to July 1999. Since then it has risen significantly, due in part to the rapidly increasing price of oil. Based on recent oil prices and a generally expected slowdown in demand in the United States in 2002, management does not currently expect prices of resin to rise significantly during the remainder of 2002.

Equipment and Technology

         The Textile Operations' strategic focus is on being a short-run manufacturer of high margin, specialty fabrics. The majority of fabrics sold are manufactured when the order is received. Textile Operations has invested in modern equipment and has an experienced, flexible workforce which permits it to manufacture a variety of fabrics through the innovative use of many different yarns and the development of new weave patterns while minimizing product change-over down-time. We have acquired technologically advanced and versatile high-speed air jet weaving equipment controlled by computerized dobby systems with quick change capabilities and state-of-the-art high-speed jacquard looms. Further fabric variety and special effects are achieved through advanced cross-dyeing techniques, specialized finishing and coating applications, customized prints and crushing and burn-out techniques. Significant investments have also been made in technologically advanced batch dyeing machines with microprocessor controls. These investments have substantially increased the number of product lines that we are able to offer and have permitted the introduction of many new fashion, home furnishings and technically difficult industrial fabric blends, while maintaining manufacturing efficiencies, quality and cost-competitiveness and improving customer response time.

         The Textile Operations' primary manufacturing facilities are located in Canada. Our manufacturing processes include air texturizing, twisting, beaming, weaving, dyeing, finishing and coating plants. Its manufacturing processes are specialized to meet the production needs of each division, however, flexibility and versatility are the prime requirements in equipment purchases. These requirements enable the Textile Operations to provide quick turnaround for short runs, repeat orders and specialized niche products. They have also enabled us to use equipment from one division to service another division's customers depending on margins, available capacity and timing.

         The Textile Operations' weaving facilities include a variety of machinery types. Its looms include air jet, water jet, rapier and jacquard. The majority of its weaving output comes from modern, high-speed, shuttleless looms. The Textile Operations produces both regular and wide-width fabrics ranging from 60 to 90 inches for apparel fabric markets and 120 inches and 135 inches for certain wide-width applications such as curtaining fabrics. Many of its looms are equipped with electronic attachments, which allow a wide range of specialized patterns to be woven into the fabric. In addition, each weaving facility has computerized loom monitoring systems, which provide real time information and facilitate production planning.

         The Textile Operations' dyeing technologies include jet, beam, jig and pad dyeing processes, and specialized wide-width dyeing and finishing equipment. The dyeing operations are computer-controlled and have computerized shade matching systems, which permit colour consistency within very stringent standards. Lot sizes range from 500 metres to 10,000 metres, providing important flexibility and enhancing our servicing capabilities. Dyeing and finishing operations are also specialized according to divisional product/market characteristics, but are centered on batch processing technologies.

         The Textile Operations' finishing operations uses a range of specialized equipment to achieve specific fabric effects and appearances such as brushed, sueded, sanded, crinkled and burnout looks. This specialized equipment also enables it to perform advanced coating operations, which achieve very sophisticated performance capabilities in its products, including fire-retardant, waterproof, shock resistant, radar impenetrable or breathable characteristics.

         The Polypropylene Operations' manufacturing capabilities include extrusion, beaming, weaving, needle-punching and finishing and, in its converting operations, also include cutting, stitching and printing of small bags. LINQ performs all U.S. fabric manufacturing in Summerville, South Carolina within a single facility. One Rafytek facility in Mexico and one in Costa Rica also produce small bags.

         The Polypropylene Operations is vertically integrated and its operations are extremely flexible, as there is a high degree of interchangeability among its equipment. Equipment used to manufacture a particular product line can be readily shifted into the manufacture of most of its other product lines. LINQ's finishing operations include rewinding, slitting, extrusion coating, and needle-punching. LINQ's various finishing operations enable it to convert goods into customer-specific products. Each of the Polypropylene Operations' extruders is capable of manufacturing yarns for most of its product lines, allowing for flexible production and efficient yarn inventory balancing. LINQ's flat looms are capable of achieving full-width production ranging up to 210 inches.

         The Polypropylene Operations' manufacturing in Mexico is performed by Rafytek and in Costa Rica by Rafytica. Rafytek's manufacturing operations are vertically integrated from the production of yarn through extrusion, beaming, weaving, rewinding, slitting, extrusion coating and cutting, sewing and printing of fabrics into small bags. Rafytek's weaving facilities include many small circular weaving looms. The FIBC Division recently sold had eight Mexican plants specializing in extrusion, weaving, cutting, sewing, printing and refurbishing of FIBC bags. Rafytica is a small operation, which sources its fabrics from Rafytek and then performs the cutting, sewing and printing of small bags for sale in Costa Rica.

Intellectual Property

         We have several trademarks and patents, and licenses to use certain trademarks and patents, effective in the United States and in several foreign countries for varying lengths of time. Consoltex's trademarks include "LINQ(R)," "CROHMIQ(R)," "Voile Magique(R)," "Linebacker(R)," "Commander(R)," "Hydroflex(R)," "Dermoflex(R)" and "TidalWave(R)" under which it markets fabrics. We also have applications for trademarks pending in the United States and abroad. Management considers its various trademarks, trademark applications, patents and trademark and patent licenses to be valuable assets but believes that the loss of any one trademark or patent would not have a material adverse effect on our operations.

Capital Expenditures

         Most textile mills are on a continuum of machinery replacement and it is typical for textile mills to replace their equipment as its cost-effectiveness diminishes. As such, our capital expenditure policies have resulted in a gradual replacement of equipment and are focused on improving market-responsiveness and increasing cost-competitiveness. Our recent investments in its Textile Operations were principally oriented towards technologically advanced equipment for both its weaving and finishing operations and specialized equipment for new products. These investments in advanced manufacturing equipment and processes have supported our market-driven business strategy. Recent expenditures in the Polypropylene Operations were directed towards adding capacity as well as introducing new production capabilities such as the manufacturing of needle-punched non-woven geotextiles. In the three years ended December 31, 2000, we invested $33.7 million in the purchase of fixed assets.

         In 2000, Textile Operations invested $3.1 million in the purchase of fixed assets for its Canadian plants to expand curtaining fabrics production capacity and to upgrade and extend the life of certain of its equipment. Overall, these investments enhance the Textile Operations' capacity to service the North American textile market. In 2000, Polypropylene Operations invested $6.4 million to increase extrusion capacity and to upgrade and extend the useful life of certain key assets.

Employees

         As of December 31, 2001, we had approximately 660 employees in the United States and approximately 1,740 employees outside the United States. As of that date, approximately 1,295 of our employees were in bargaining units covered by collective bargaining agreements. We have a total of approximately 2,400 employees.

         We believe our employee and labor relationships are good.

Regulatory Environment

         The North American textile and apparel industries have relied on GATT, to set the framework for trading tariffs between countries. Prior to 1995, the Multi-Fiber Arrangement ("MFA"), within the framework of the GATT, resulted in a large number of bilateral agreements between developed countries, such as Canada, the United States and less developed countries, which set quantitative limits (quotas) on imports from less developed countries. In 1989, the FTA was implemented between Canada and the United States, resulting in the gradual phasing out of tariffs over a ten-year period on textiles traded between the two countries. In 1992, the Canadian government implemented the recommendation of the Canadian International Trade Tribunal ("CITT"), a governmental administration trade tribunal which reduced tariffs on textile fibers, yarns and fabrics. On January 1, 1994, NAFTA was implemented, enlarging the trading zone under the FTA to include Mexico. In 1995, the Transition Agreement concluded under the Uruguay Round agreements, replaced the MFA. The Transition Agreement results in the reduction of tariffs and the elimination of quotas on textiles among participating governments over a ten-year period. Currently, Canada has significantly fewer quotas on the importation of fabrics from less developed countries than Europe and the United States, while the United States has strict quotas covering most fabrics imported into the United States from many different countries.

         FTA. Under the FTA, tariffs on most textiles and apparel products are being phased out in 10 equal annual stages, the first of which began in January 1989. Consequently, as of January 1, 1998, tariffs no longer exist on textiles and apparel products produced within and traded between Canada and the United States. The FTA has been an important and favorable development for Canadian woven textile manufacturers such as us. From its coming into force in 1989 to the end of 2000, annual export shipments of Canadian woven textile fabrics to the United States have increased by 408% from $175 million to $890 million. The Canadian apparel industry, which is a major customer group for the Canadian textile fabric industry, has shown a positive trade balance with the United States in apparel garments made from woven textile fabrics since the FTA was implemented. Exports to the United States of Canadian apparel made from woven fabrics have risen from $92 million in 1989 to $1.2 billion in 2000, representing more than a thirteen-fold increase.

         CITT. In December 1992, the Canadian federal government announced its decision to implement the 1990 CITT recommendations to reduce, by 1998, tariffs on textile fibers, yarns and fabrics to maximum rates of 5%, 10% and 16%, respectively. Current Canadian rates on these products are, on average, 8%, 13% and 25%, respectively. For imported man-made fabrics, other than from the United States and Mexico, the reductions have been phased in at a rate of 1.5% per year over a 6-year period, beginning January 1, 1993 and in 2001 were 16.0%.

         NAFTA. Under NAFTA, the trading zone under the FTA had been enlarged to include Mexico. The provisions of FTA/NAFTA that are of primary importance to the North American textile industry are tariff and quota elimination, rules of origin for fabrics and apparel and exemptions to these rules. The tariff elimination schedule, as set out in the FTA, remained unchanged under NAFTA. Under NAFTA, tariff elimination commenced January 1, 1994. Between Canada and Mexico, tariff elimination for textiles is taking place over eight years and for apparel, over ten years. Between the United States and Mexico, tariff elimination is taking place over six years. The tariff rates are as follows:


                        Tariff Elimination Schedule

                                                                       2000     2001     2002    2003
Man-Made Textiles                   Canada to Mexico and vice versa    NIL      NIL      NIL     NIL
Man-Made Apparel                    Canada to Mexico                   6.0%     4.0%     2.0%    NIL
Man-Made Apparel                    Mexico to Canada                   7.5%     5.0%     2.5%    NIL
Man-Made Textile or Apparel         U.S. to Mexico and vice versa      NIL      NIL      NIL     NIL
Man-Made Textile or Apparel         Canada to U.S. and vice versa      NIL      NIL      NIL     NIL

         Specific rules of origin apply to textiles and apparel products imported into North America from countries other than in North America. These rules set forth the requirements to qualify for the preferential North American tariff rates. For most products, the rule of origin is "yarn-forward" which means that textile and apparel goods must be made from yarn made in a NAFTA country in order to benefit from the preferential treatment. NAFTA generally provides for stricter rules of origin than the rules of origin outside of the applicability of NAFTA as NAFTA requires greater sourcing of textiles in North America. However, exemptions to these rules of origin have been agreed upon under NAFTA whereby a quantity of fabric, a quantity of yarn and a quantity of apparel (such limits are referred to as "Tariff Preference Levels" or "TPLs") can be made from non-North American inputs and still qualify for the preferential tariff rates. The impact of the stricter rules of origin under NAFTA will be offset in part by TPLs. As a result of the implementation of NAFTA, Canadian textile and clothing industries using offshore inputs under the system of TPLs have improved access to the United States market.

         The implementation of NAFTA has resulted in increased trade among the United States, Canada and Mexico. The elimination of tariffs among the United States, Canada and Mexico, with respect to textiles and apparel, will provide Consoltex with additional opportunities to export a variety of its products into Mexico, particularly those from its specialty product lines, as well as increase the export sales of Consoltex's Mexican operations. As part of a NAFTA expansion, Canada has signed a Free Trade Agreement with Chile ("CCFTA"), which came into effect July 1997. The agreement phases out Canadian and Chilean duties, for most man-made textiles, on a five-year basis to become duty-free by 2001. Nevertheless, the Canadian/Chilean duties are to follow the Canadian/Mexican duty rate, in the case of any acceleration of tariff elimination between Canada and Mexico. In such case, Canadian/Chilean duties will also be eliminated regardless of what was scheduled. CCFTA should increase Canadian trade with Chile.

         Transition Agreement. In December 1993, the Uruguay Round of Multilateral Trade Negotiations resulted in a series of agreements to reduce tariffs and eliminate quotas. The World Trade Organization and a common framework for international trade among 117 participating countries was established. The final agreement embodying the new rules was implemented on January 1, 1995. A key objective of the Uruguay Round was to return the textile and apparel sectors to the GATT under improved rules, and the participating governments agreed to do so over a ten-year period. Thus, on January 1, 1995, the MFA regime was replaced by the Transition Agreement, which is effective for a period of ten years; during that time, textile and clothing industry trade is integrated into the regular GATT rules which provide for the elimination of quotas and prohibit bilateral quantitative restrictions.

         Despite the gradual elimination of quotas and reduction of tariffs (currently at 15.5% outside NAFTA in the U.S. and 16% outside NAFTA in Canada for man-made fabrics in 2001) under the Transition Agreement, we believe that our status as a supplier of specialty products requiring fast turnaround times will shield it from competition resulting from greater imports into the Canadian and U.S. markets from developing countries. We expect that our knowledge of our customers' specialized needs should allow it to further increase its customer base and withstand any increase in competition caused by regulatory changes. Moreover, we will continue to enjoy duty-reduced or duty-free access to the North American market, and our physical proximity to this market should allow us better response and delivery times compared to its competitors abroad.

         U.S. Trade Legislation On "CBI/Sub-Saharan Africa." Effective October 1, 2000, the U.S. Trade and Development Act of 2000 legislation provided duty-free and quota-free entry into the United States for apparel assembled or made in the Caribbean Basin or sub-Saharan Africa from U.S. fabrics made from U.S. yarns. We refer to this legislation as the "new program." The Canada/U.S. FTA and NAFTA-enhanced opportunities for Canadian textile producers exporting to the United States are diminished by the new program. The provisions of the new program require the use of U.S. fabrics and yarns in order for the apparel to benefit from duty-free and quota-free entry. Canadian fabrics are not eligible under the new program. The new program may cause downward pricing pressure on Canadian-manufactured fabrics and may cause purchases of Canadian-manufactured fabrics by U.S. apparel manufacturers to decrease in favour of U.S.-manufactured fabrics. Accordingly, the new program could negatively affect the Textile Operations' sales of Canadian-produced fabric to the United States.

Environmental Regulation

         We are subject to regulation under various federal, provincial, state and local laws in Canada, the United States, Mexico and Costa Rica relating to employee safety and health, and to the generation, storage, transportation, disposal and emission into the environment of various substances. We are also subject to regulation that permits regulatory authorities to compel cleanup of environmental contamination. We believe we are in substantial compliance with such laws.

         We have a corporate environmental policy, which recognizes the importance of the relationship between our business and the environment. We have an environmental committee, reporting to Holdings' Board of Directors, whose responsibility it is to monitor and review all of our Canadian and U.S. plants for compliance with existing and anticipated legislative requirements. Environmental compliance by the plants in Mexico and Costa Rica is monitored by the local management of Rafytek and Rafytica, respectively, and is reviewed by the Chairman of the Environmental Committee who, in turn, reports to Holdings' Board. To assist the Environmental Committee and the Chairman of the Environmental Committee in carrying out their responsibilities, a quarterly report is prepared for each plant on various aspects of its operations as they relate to the environment.

         Based upon its current knowledge, we do not anticipate that future environmental costs related to our existing operations will have a material adverse effect on our capital expenditure, earnings or financial or competitive position.

Properties



The following list summarizes our principal owned properties.

Location                     Types of Products          Type of Installation            Approximate Square
                                                                                             Footage

Cowansville,                 Fashion and home           Dyeing, finishing and                        295,000

Quebec                       furnishing fabrics         printing

Montmagny,                   Outerwear, home            Air-texturizing, yarn                        285,000

Quebec                       furnishings and            preparation and weaving
                             industrial fabrics

Cowansville, Quebec          Fashion and home           Yarn preparation and weaving                 210,000
                             furnishing fabrics

Alexandria, Ontario          Outerwear, home            Dyeing, coating and                          185,000
                             furnishings and            finishing
                             industrial fabrics

Sherbrooke, Quebec           Home furnishing fabrics    Yarn preparation, twisting,                   60,000
                                and weaving

Summerville, South Carolina  Polypropylene-based        Extrusion, beaming,                          690,000
                             woven and non-woven        weaving, coating, finishing
                             industrial fabrics         and general and sales office

Atlacomulco, Mexico          Polypropylene-based        Extrusion, beaming,                         431,600*
                             woven industrial fabrics   weaving, sewing and printing
                             and small bags

* Includes 87,200 square feet of building space currently leased by and which will eventually be sold to the purchaser of the FIBC Division.





The following list summarizes the principal properties that we lease.

                                                                 Approximate Square
         Location                        Function                     Footage              Expiry Year
Saint-Laurent, Quebec        Head office                                      37,500           2010

Mont-Royal, Quebec           Warehouse and sales office                       25,000           2003

New York, New York           General and sales office                         10,000           2003**

New York, New York           General and sales office                          4,500           2003

Commerce, California         Warehouse, general purchase and                  44,000           2005**
                             sales office

Summerville, South Carolina  Warehouse for Polypropylene                      50,400           2003
                             geotextile fabrics

Naucalpan, Mexico            Manufacture of garments and                      49,500           2009**
                             sales office

San Jose, Costa Rica         Polypropylene - cut and sew                      25,800           2004
                             small bags

** These properties housed operations which have either been closed or are in the process of being closed.

         Our plant facilities have all been configured and equipped to be suitable for the manufacture of the products for each of our business operations. All of our plants are being actively utilized with the exceptions of Royalton in Naucalpan, Mexico which has been closed and the Sherbrooke, Quebec plant which is in the process of a phased closure expected to be completed by the end of March 2002. In 1999 and 2000, the Textile Operations' investments were used to expand curtaining fabrics production capacity and to upgrade and extend the life of certain of our equipment. To address capacity and extrusion constraints in the Polypropylene Operations, we made investments to expand Mexican manufacturing capabilities and increase extrusion capacity. All of our plants have sufficient capacity to service existing demand.




                                 MANAGEMENT

         The following tables set forth the name, age as of December 31, 2001, and position of each person who serves as a director or executive officer of Consoltex, Consoltex USA and our parent company, Holdings.

         All directors of Consoltex, Consoltex USA and Holdings serve for the term for which they are elected or until their successors are duly elected and qualified or until death, retirement, resignation or removal.


                                                 Consoltex
-------------------------------------------------------------------------------------------------------------
             Name                     Age                                 Position
--------------------------------    ---------    ------------------------------------------------------------
Theodore C. Rogers                     67        Chief Executive Officer, Corporate Group
Paul J. Bamatter                       45        Vice-President, Strategic Planning, Corporate Group, and
                                                 Director
Alex Di Palma                          42        Executive Vice-President, Finance and Taxation, Corporate
                                                 Group
C. Suzanne Crawford                    44        Vice-President, Legal Affairs and Corporate Secretary,
                                                 Corporate Group
Antoinette Lapolla                     44        Vice-President and Treasurer, Corporate Group
Marcel Thibault                        57        President and Chief Executive Officer, Textile Operations
Paul Roche                             39        Senior Vice-President, Finance, Textile Operations
Peter Nuessler                         59        President, Sales and Marketing - Industrial and Specialty
                                                 Products
Gilles Ouellet                         39        President, Sales and Marketing - Performance Fabric
                                                 Division
Angela Passarelli                      46        President, Sales and Marketing - Home Furnishings Division

                                               Consoltex USA
-------------------------------------------------------------------------------------------------------------

             Name                     Age                                 Position
--------------------------------    ---------    ------------------------------------------------------------
Paul J. Bamatter                       45        President, Chief Operating Officer, Chief Financial
                                                 Officer and Director
Alex Di Palma                          42        Executive Vice-President, Finance and Taxation
C. Suzanne Crawford                    44        Vice-President, Legal Affairs and Corporate Secretary
Antoinette Lapolla                     44        Vice-President and Treasurer


                                                  Holdings
-------------------------------------------------------------------------------------------------------------

             Name                     Age                                 Position
--------------------------------    ---------    ------------------------------------------------------------
Theodore C. Rogers                     67        Chairman of the Board, Chief Executive Officer, President
                                                 and Director
Paul J. Bamatter                       45        President, Chief Operating Officer and Chief Financial
                                                 Officer
Alex Di Palma                          42        Executive Vice-President, Finance and Taxation
C. Suzanne Crawford                    44        Vice-President, Legal Affairs and Corporate Secretary
Antoinette Lapolla                     44        Vice-President and Treasurer
Kim A. Marvin                          40        Director

         Mr. Rogers has served as Chief Executive Officer of Consoltex and Holdings since February 28, 2001. He served as a director of Consoltex Inc. and its predecessor company from October 20, 1999 to October 2, 2000, and has served as President and Chief Executive Officer of Polypropylene Operations since September 12, 2000, and Chief Executive Officer of Textile Operations since February 28, 2001. Mr. Rogers has served as a director and Chairman of the Board of Holdings since October 9, 2000, and as President and Chief Executive Officer of Holdings since February 28, 2001. Mr. Rogers is a director, the Chairman of the Board and the Secretary of American Industrial Partners Corporation. He co-founded American Industrial Partners and has been a director and officer of this firm since 1989. Mr. Rogers also serves as a director of Bucyrus International, Inc., Masco Corporation, Great Lakes Carbon Corp., Sweetheart Holdings, Inc., and RBX Corporation, Stanadyne Automotive Corp. and Derby International.

         Mr. Bamatter has served as director of Consoltex Inc. since October 2, 2000, and as Vice-President, Strategic Planning since July 3, 2001. From March 1, 2001 to July 3, 2001, Mr. Bamatter served as President and Chief Operating Officer of Consoltex Inc. He also served as Vice-President Finance and Chief Financial Officer of Consoltex Inc., its predecessor company and Consoltex USA from 1993 to March 1, 2001. Mr. Bamatter has served as the President, Chief Operating Officer and Chief Financial Officer of Holdings since July 3, 2001, as Chief Financial Officer of Holdings from March 1, 2001 to July 3, 2001, and as Vice-President Finance and Chief Financial Officer of Holdings from September 28, 2000 to March 1, 2001.

         Mr. Di Palma has served as Executive Vice-President, Finance and Taxation for Consoltex Inc., Corporate Group, Consoltex USA and Holdings since March 1, 2001. He served as Vice-President, Taxation of Consoltex Inc., its predecessor company and Consoltex USA from July 1993 to March 1, 2001. Mr. Di Palma also served as Vice-President, Taxation of Holdings from September 28, 2000 to March 1, 2001.

         Ms. Crawford has served as Vice-President, Legal Affairs and Corporate Secretary of Consoltex Inc., its predecessor company and Consoltex USA since May 1996. Prior to May 1996, Ms. Crawford was Director, Legal Affairs and Corporate Secretary of Consoltex Inc.'s predecessor company. Ms. Crawford has served as Vice-President, Legal Affairs and Corporate Secretary of Holdings since September 28, 2000.

         Ms. Lapolla has served as Vice-President Treasurer of Consoltex Inc., its predecessor company and Consoltex USA since January 1999. Prior to January 1999, Ms. Lapolla held various positions of increasing responsibility since joining Consoltex Inc. in October 1975. Ms. Lapolla has served as Vice-President and Treasurer of Holdings since September 28, 2000.

         Mr. Thibault has served as President and Chief Executive Officer of Textile Operations of Consoltex Inc. since July 3, 2001. From 1999 to 2001 he was President of LaGran Canada Inc. and prior to 1999 was President of the Performance Fabrics Division and Executive Vice-President of Consoltex, Inc.

         Mr. Roche has served as Senior Vice-President of Finance of the Textile Operations of Consoltex Inc. since September 2000. He served as Vice-President of Finance of the Textile Operations of Consoltex Inc. from April 2000 to September 2000. Prior to April 2000, he was the Director of Financial Reporting for the predecessor company of Consoltex Inc.

         Mr.Nuessler has served as President, Sales and Marketing - Industrial and Specialty Products Division, of Consoltex Inc. since December 2000 and as Vice-President of the same division since 1998. Prior to 1998, Mr. Nuessler was Director, Industrial Fabrics of Consoltex Inc.

         Mr. Ouellet has served as President, Sales and Marketing - Performance Fabric Division of Consoltex Inc. since December 2000. Mr. Ouellet also served as Vice-President in various divisions from May 1997 to December 2000. Prior to May 1997, Mr. Ouellet was Director of Sales of the Eltes Division.

         Ms. Passarelli has served as President, Sales and Marketing - Home Furnishings Division of Consoltex Inc. since December 2000, and as Vice-President, Sales and Marketing for the Home Furnishings Division from 1997 to December 2000. Prior to 1997, Ms. Passarelli was Vice-President for the Home Furnishings Division.

         Mr. Marvin served as a director of Consoltex Inc. and its predecessor company from October 20, 1999 to October 2, 2000. Mr. Marvin has served as a director of Holdings since October 9, 2000. Mr. Marvin is currently a managing director of American Industrial Partners Corporation where he has been employed since July 1997. Mr. Marvin was previously employed by the Mergers & Acquisitions Department of Goldman, Sachs and Co. where he was employed from 1994 through 1997. Mr. Marvin also serves as a director of Bucyrus International, Inc., Great Lakes Carbon Company, Stanadyne Automotive Corp. and Sweetheart Holdings, Inc.




                           EXECUTIVE COMPENSATION

Summary Compensation Table

         The following table sets forth the compensation paid or accrued by us to the Chief Executive Officer and each of the five other most highly compensated executive officers (collectively, the "named executive officers") for their services for the years ended December 31, 2000, 1999 and 1998:


                                                                                                 All other
  Name and principal position                                                     Long-term    compensation
                                 Year            Annual Compensation            Compensation      ($) (2)
                                         Salary ($)   Bonus ($)  Other annual      Awards
                                                                 compensation
                                                                    ($)(1)
                                                                                 Securities
                                                                                 underlying
                                                                                 options(#)
-------------------------------------------------------------------------------------------------------------
Richard H. Willett               2000        420,000         --             --             --         29,077
President and CEO (3), (4)
                                 1999        420,000         --      1,147,967             --         14,448
                                 1998        420,000         --         53,890             --          5,600
-------------------------------------------------------------------------------------------------------------
Paul J. Bamatter                 2000        285,000         --             --             --         27,537
Vice-President Finance and CFO
                                 1999        315,000    121,066        127,781             --         24,004
                                 1998        275,000     73,333             --             --            820
-------------------------------------------------------------------------------------------------------------
Christopher L. Schaller          2000        250,000         --             --             --         25,778
President and CEO, Textile
Operations and Consoltex Inc.
(5)
                                 1999        250,000    121,066             --             --         18,350
                                 1998        199,519    141,700             --         15,000
-------------------------------------------------------------------------------------------------------------
William J. Milowitz              2000        240,000         --             --             --         17,484
Senior Vice-President of the
Textile Operations and
President of Market Apparel
Fabrics Sector for North
America (6)
-------------------------------------------------------------------------------------------------------------
Scott S. Womack                  2000        115,806         --             --             --         12,988
President and CFO, LINQ and
CFO of the Polypropylene
Operations (7)
-------------------------------------------------------------------------------------------------------------
Jay R. Tavormina (8)             2000        181,639         --             --             --        275,569
                                 1999        260,000    121,066         95,793             --          7,998
                                 1998        250,000     18,333             --             --         26,833

(1) Certain of Consoltex's executive officers receive personal benefits in addition to salary and cash bonuses. In 1998, the amount for Mr. Willett includes $25,000 for reimbursement of professional services. In 1999, as a result of the exercise of stock options the amounts include for Mr. Willett $1,099,677, Mr. Bamatter $104,923 and for Mr. Tavormina $91,152. In 1999, Special Bonus Payments were made as defined under "Management Incentive Plans" below. The amounts include special bonus payments of $121,066 for each of Messrs. Bamatter, Schaller and Tavormina. The amount of personal benefits has been omitted from the table for each Named Executive Officer for whom the aggregate amount of any benefits did not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus reported for the Named Executive Officer. Personal benefit amounts paid that do not exceed 25% of the total personal benefits received have been omitted from this footnote.

(2) For Messrs. Willett, Bamatter, Schaller and Tavormina, these amounts for 2000, 1999 and 1998 include premiums for group and supplemental life, health, dental, extra disability and long-term disability insurance, amounts reimbursed under the executive health and medical reimbursement plan and, to the exclusion of Mr. Willett, contributions to the applicable Consoltex 401(k) plans. For Mr. Milowitz, the amount for 2000 includes premiums for group and supplemental life, health, dental and long-term disability insurance and a contribution to the Consoltex USA/Balson-Hercules' 401(k) plan. For Mr. Womack the amount includes premiums for group life, health, dental and disability insurance and amounts reimbursed under the executive health and medical reimbursement plan. For Mr. Tavormina the amount for 2000 also includes $281,684 as a severance payment of which $20,120 represents an amount for earned but unused vacation.

(3) Mr. Willett resigned from all positions with Consoltex effective February 28, 2001.

(4) Mr. Theodore C. Rogers has served as CEO of Holdings and Consoltex since February 28, 2001. He receives no compensation for his service as CEO and is not an employee of Holdings nor of Consoltex. However, American Industrial Partners, a firm which employs Mr. Rogers, receives a management fee and expense reimbursement for general management, financial and other corporate advisory services provided by the officers, employees and agents of American Industrial Partners.

(5) Mr. Schaller joined Consoltex on January 1, 1998 as Vice President, Strategic Planning and was appointed President and Chief Executive Officer of Textile Operations and of Consoltex Inc. on August 31, 1998. Mr. Schaller ceased to hold a position with Consoltex Inc. on February 26, 2001. After joining Consoltex Inc. in 1998, Mr. Schaller was granted options to purchase 15,000 Subordinate Voting Shares of Consoltex Inc.'s predecessor company. Mr. Schaller exercised options in 1999.

(6) Mr. Milowitz became an executive officer on March 10, 2000 when he was appointed Senior Vice-President of the Textile Operations. Mr. Milowitz ceased to hold a position with Consoltex Inc. in May 2001 when the linings business was sold in the U.S.

(7) Mr. Womack became an executive officer on September 12, 2000 when he was appointed President and Chief Financial Officer of LINQ. He joined LINQ on February 21, 2000 as Vice-President, Finance and Chief Financial Officer of the Polypropylene Operations of Consoltex.

(8) Mr. Tavormina ceased to hold a position with Consoltex on September 12, 2000.

Pension Benefits

         Consoltex USA maintains Supplemental Executive Retirement Plans in the United States (the "SERP") for a select group of senior management personnel to ensure proper retirement income. The pension benefits are integrated with the benefits payable under the U.S. Pension Plans, as applicable. The following table sets forth the annual pension benefits payable at age 65 based on the participants' years of credited service and average salary for the U.S. Pension Plan:


                                             PENSION PLAN TABLE
-------------------------------------------------------------------------------------------------------------

  Average                                       Years of Credited Service
   salary     -----------------------------------------------------------------------------------------------

                         15                       20                     25                       30
-------------    --------------------     -------------------    --------------------     -------------------
  $125,000             $37,500                 $50,000                 $62,500                 $75,000
  $150,000             $45,000                 $60,000                 $75,000                 $90,000
  $175,000             $52,500                 $70,000                 $87,500                 $105,000
  $200,000             $60,000                 $80,000                $112,500                 $120,000
  $225,000             $67,500                 $90,000                $125,000                 $135,000
  $250,000             $75,000                 $100,000               $137,500                 $150,000
  $275,000             $82,500                 $110,000               $150,000                 $165,000
  $300,000             $90,000                 $120,000               $162,500                 $180,000
  $325,000             $97,500                 $130,000               $162,500                 $195,000
  $350,000            $105,000                 $140,000               $175,000                 $210,000
  $375,000            $112,500                 $150,000               $187,500                 $225,000
  $400,000            $120,000                 $160,000               $200,000                 $240,000
  $425,000            $127,500                 $170,000               $212,500                 $255,000
  $450,000            $135,000                 $180,000               $225,000                 $270,000
  $475,000            $142,500                 $190,000               $237,500                 $285,500
  $500,000            $150,000                 $200,000               $250,000                 $300,000


         Under the SERP, participating senior executives will receive a lifetime benefit, inclusive of the U.S. Pension Plans, if applicable, equal to 2% of their annual average of the last two complete calendar years' salary prior to the event (retirement, death or termination) for each year of complete years of service, to a maximum of 30 years. Salary is defined as base salary plus bonus under Consoltex's Annual Incentive Plan. However, for Mr. Willett, the minimum pension was established at 25.0% of his annual average of the last two complete calendar years' base salary without consideration of the number of complete years of service at the event. The respective years of credited service as of December 31, 2000 and at normal retirement age for Mr. Bamatter are eight years, two months and 28 years, nine months; for Mr. Schaller are four years and nine years, seven months; for Mr. Willett are five years and nine years, two months; and for Mr. Tavormina are five years and twenty-two years, 1 month.

Management Incentive Plans

         All of our executive officers and the executive officers of Holdings participate in the Management Incentive Plan. The purpose of this plan is to tie each participating manager's compensation to the financial performance of the operations of Consoltex for which the manager works. Each eligible management position has a target bonus based on level of responsibility. Annual financial performance is determined on the basis of a combination of profits and return on net assets achieved, as compared to objectives.

         After the October 1999 acquisition by AIP Sub of all of the Subordinate Voting Shares of Consoltex, certain senior officers were paid special bonuses in recognition of their contribution to the process leading up to the acquisition.

Executive Health and Medical Reimbursement Plan

         Certain of our senior executives including Messrs. Bamatter, Schaller, Womack and, prior to their terminations, Messrs. Willett and Tavormina, each a named executive officer, were each entitled to receive reimbursement of health and medical expenses not covered under their applicable group benefits plans in an annual amount of up to $5,000.

Compensation of Directors

         Only directors who are not employees of Holdings or us qualify to receive compensation for acting as members of the board of directors of Holdings or us. Mr. Bamatter, the sole director of Consoltex, is also an employee of Consoltex, and accordingly is not entitled to receive compensation for his service as director. Neither director of Holdings, Messrs. Rogers and Marvin, receives compensation for service provided as a director of Holdings; however, American Industrial Partners, a firm which employs Messrs. Rogers and Marvin, receives a management fee and expense reimbursement for general management, financial and other corporate advisory services provided by the officers, employees and agents of American Industrial Partners. See "Certain Relationships and Related Transactions--Management Services Agreement with American Industrial Partners" for a more complete description of this arrangement between us and American Industrial Partners.

Employment Contracts

         Prior to his termination, Mr. Willett had an employment arrangement with Consoltex USA that provided for a base salary of $420,000, membership in our management incentive plan with a target bonus of 40%, a supplemental executive retirement plan and other executive benefits. On February 28, 2001, Holdings, Consoltex USA, and Mr. Willett entered into a Severance Agreement under which Mr. Willett's employment relationship with us was immediately terminated. The Severance Agreement provides, among other things, that for the 29-month period following his termination, Mr. Willett will receive severance payments in the amount of approximately $32,400 per month and that health and medical insurance for Mr. Willett and his spouse will be continued without cost to Mr. Willett. He will also be entitled to receive a lump-sum payment of the actuarial equivalent value of his entitlement under the SERP if our Textile or Polypropylene Operations are sold.

         Consoltex USA is a party to an employment agreement with Mr. Bamatter pursuant to which Mr. Bamatter serves as President, Chief Operating Officer and Chief Financial Officer of Holdings. Mr. Bamatter receives an annual base salary of $328,000 subject, under the terms of the employment agreement, to an annual increase at the discretion of the Compensation Committee, membership in our management incentive plan with a target bonus of 40%, a supplemental executive retirement plan and other executive benefits. The agreement also provides for a severance payment equal to three times his average annual base salary for the last two full calendar years.

         Prior to his termination, Mr. Tavormina had an employment arrangement with LINQ pursuant to which he served as its President and Chief Executive Officer. Pursuant to the terms of the employment arrangement, upon his September 12, 2000 termination, Mr. Tavormina received a severance payment in the amount of $261,564, which was equal to approximately one year of his then current base salary.

Compensation Committee Interlocks and Insider Participation

         During 2000, Mr. Willett served as a member of Consoltex's Management Resources and Compensation Committee, while at the same time being an officer of Consoltex and an employee of Consoltex USA.

         The Management Resources and Compensation Committee of the Board of Directors of Holdings, which we refer to as the "Compensation
Committee," is currently composed of Holdings' only directors, both of whom are outside directors, namely Theodore C. Rogers, Chairman of the Committee, and Kim A. Marvin.




       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table lists certain information concerning the beneficial ownership of Consoltex's and Consoltex USA's common stock, as of January 2, 2002, by the following persons:

         o each person known by us to own beneficially more than 5% of the outstanding common stock of either Consoltex Inc. or Consoltex (USA) Inc.;

         o    the named executive officers

         o    each director of Consoltex and Consoltex USA; and

         o    all executive officers and directors as a group.

         Except as otherwise indicated, we believe that the beneficial owners named below have sole voting and investment power of the common stock listed.


Consoltex

======================================================================================================
Name and Address                                     Number of Shares         Percent of Class
======================================================================================================
Consoltex Holdings, Inc. (1)                          83,370,286.60                 100%
   c/o Consoltex Inc.
   8555 Route Transcanadienne
   Saint-Laurent, Quebec
   Canada H4S 1Z6
======================================================================================================
Paul J. Bamatter (2), (4)                             83,370,286.60                 100%
======================================================================================================
Theodore C. Rogers (3), (4)                           83,370,286.60                 100%
======================================================================================================
Kim A.  Marvin (3)                                    83,370,286.60                 100%
======================================================================================================
Marcel Thibault (4)                                   83,370,286.60                 100%
======================================================================================================
Angela Passarelli (4)                                 83,370,286.60                 100%
======================================================================================================
Gilles Ouellet (4)                                    83,370,286.60                 100%
======================================================================================================
All  executive  officers and  directors as a group    83,370,286.60                 100%
(10 persons)
======================================================================================================

(1) Holdings, the parent of Consoltex, owns 100% of the outstanding capital stock of Consoltex.

(2) Mr. Bamatter, a named executive officer and a director of Consoltex, is also an executive officer of Holdings. Accordingly, Mr. Bamatter may be deemed to beneficially own some or all of the shares of Consoltex owned by Holdings. Mr. Bamatter disclaims beneficial ownership of any such shares.

(3) Each of Messrs. Rogers and Marvin is an executive officer and/or director of Holdings, and each is also an executive, principal and/or employee of American Industrial Partners. American Industrial Partners is an affiliate of AIP/CGI, Inc., which owns all of the shares of capital stock of Holdings. Accordingly, Messrs. Rogers and Marvin may be deemed to beneficially own some or all of the shares of Holdings owned by AIP/CGI, Inc., and consequently, some or all of the shares of Consoltex held by Holdings. Messrs. Rogers and Marvin each disclaim beneficial ownership of any such shares of Consoltex and Holdings.

(4) Each of Messrs. Bamatter, Rogers, Thibault and Ouellet and Ms. Passarelli are named executive officers of Consoltex and accordingly may be deemed to own all or some of the shares of Consoltex. Messrs. Bamatter, Rogers, Thibault and Ouellet and Ms. Passarelli each disclaim beneficial ownership of any such shares.


Consoltex USA

======================================================================================================
Name and Address                                     Number of Shares         Percent of Class
======================================================================================================
Consoltex Holdings, Inc. (1)                               581                      100%
   c/o Consoltex (USA) Inc.
  499 Seventh Avenue
  3rd Floor, South Tower
   New York, New York 10018
======================================================================================================
Paul J. Bamatter (2), (4)                                  581                      100%
======================================================================================================
Theodore C. Rogers (3)                                     581                      100%
======================================================================================================
Kim A. Marvin (3)                                          581                      100%
======================================================================================================
Alex Di Palma (4)                                          581                      100%
======================================================================================================
C. Suzanne Crawford (4)                                    581                      100%
======================================================================================================
Antoinette Lapolla (4)                                     581                      100%
======================================================================================================


(1) Holdings, the parent of Consoltex USA, owns 100% of the outstanding capital stock of Consoltex USA.

(2) Mr. Bamatter, a named executive officer and a director of Consoltex USA, is also an executive officer of Holdings.
         Accordingly, Mr. Bamatter may be deemed to beneficially own some or all of the shares of Consoltex USA owned by Holdings. Mr. Bamatter disclaims beneficial ownership of any such shares.

(3) Each of Messrs. Rogers and Marvin is an executive officer and/or director of Holdings, and each is also an executive, principal and/or employee of American Industrial Partners. American Industrial Partners is an affiliate of AIP/CGI, Inc., which owns all of the shares of capital stock of Holdings. Accordingly, Messrs. Rogers and Marvin may be deemed to beneficially own some or all of the shares of Holdings owned by AIP/CGI, Inc., and consequently, some or all of the shares of Consoltex USA held by Holdings. Messrs. Rogers and Marvin each disclaim beneficial ownership of any such shares of Consoltex USA and Holdings.

(4) Each of Messrs. Mr. Bamatter and Di Palma and Ms. Crawford and Ms. Lapolla are named executive officers of Consoltex USA and accordingly may be deemed to own all or some of the shares of Consoltex USA. Messrs. Bamatter and Di Palma and Ms. Crawford and Ms. Lapolla each disclaim beneficial ownership of any such shares.




               CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

AIP/CGI NB Acquisition Corp. Acquisition of 100% Ownership of Consoltex Inc.

         In the second half of 2000, Consoltex entered into a series of transactions which resulted in a change in control of Consoltex. On September 29, 2000, AIP Sub, exercised its option to purchase 3,140,000 Multiple Voting Shares of Consoltex from LGH, constituting 51.33% of the voting interest in Consoltex. The net consideration paid by AIP Sub to LGH for the shares was $3,123,000 and was contributed to AIP Sub by Holdings, the sole shareholder of AIP Sub. Immediately prior to AIP Sub's exercise of the option, AIP Sub held securities representing the right to vote 48.67% of the total votes attributable to the outstanding securities of Consoltex. Immediately after the exercise of the Option, AIP Sub held securities representing the right to vote 100% of the total votes attributable to the outstanding securities of Consoltex. On October 2, 2000, Consoltex amalgamated with AIP Sub and the amalgamated corporation changed its name to "Consoltex Inc." As part of the change in control, Consoltex sold all of the capital stock of Consoltex USA, a wholly owned subsidiary of Consoltex to Holdings. In connection with the change in control, holders of not less than a majority in aggregate principal amount of the Existing Notes consented to the change in control and waived certain requirements under the Existing Indenture, and Consoltex entered into the Second Supplemental Indenture, dated as of September 29, 2000.

         AIP's total cost of its investment in Consoltex of $85.337 million was pushed down to Consoltex and its subsidiaries.

Management Services Agreement with American Industrial Partners

         On October 20, 1999, Consoltex USA and American Industrial Partners entered into a fifteen-year Management Services Agreement pursuant to which American Industrial Partners, an affiliate of AIP, receives an annual management fee, payable quarterly in advance, in the amount of $1.35 million, plus reimbursement of out-of-pocket expenses, for general management, financial and other corporate advisory services provided by the officers, employees and agents of American Industrial Partners. Mr. Rogers, a co-founder and current executive of American Industrial Partners, is the Chief Executive Officer of Consoltex and the Chief Executive Officer, President and Chairman of the Board of Directors of Holdings. Mr. Marvin, an employee of American Industrial Partners, is a director of Holdings.

Exchange Agreements

         In connection with the Exchange Offer, Consoltex, Consoltex USA and Holdings entered into two agreements (the "Exchange Agreements") with the Holders (the "Consenting Noteholders") of 70.83% of the aggregate outstanding principal amount of Existing Notes pursuant to which we agreed, among other things, to commence the Exchange Offer and Consent Solicitation pursuant to the terms and subject to the conditions described in this Offering Circular, and the Consenting Noteholders agreed, among other things, to tender their Existing Notes in the Exchange Offer and to deliver their Consents to the Proposed Waivers and Amendments. Consenting Noteholders holding 56.42% of the aggregate outstanding principal amount of Existing Notes have agreed to elect to receive New Notes in exchange for their Existing Notes while the Consenting Noteholders holding 14.71% of the aggregate outstanding principal amount of Existing Notes may elect to receive New Notes or New Notes and cash for their Existing Notes, pursuant to the terms and subject to the conditions set forth in this Offering Circular and in the Consent and Letter of Transmittal.

         In addition, AIP, the sole stockholder of Holdings and holder of 28.875% of the aggregate outstanding principal amount of the Existing Notes, agreed that if the Exchange Offer is completed, it will contribute its Existing Notes to Holdings, which will contribute such Existing Notes to us in exchange for shares of common stock of Consoltex and contributed surplus of Consoltex USA (the "AIP Contribution"). The obligations of the parties to the Exchange Agreements to consummate the transactions contemplated thereby are subject to the following conditions:

         o    The receipt by us of the Minimum Tender;

         o The receipt by us of the Minimum Consent and the execution of the Supplemental Indenture;

         o    The execution of the Proposed New Credit Facility; and

         o    The consummation of the Exchange Offer and Consent
              Solicitation on or prior to February 28, 2002.




                 DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

Senior Debt

         Proposed New Credit Facility

         As part of the Restructuring Transactions, we currently have a commitment from the lenders under our Existing Credit Facility to provide us with a new $68.25 million senior credit facility (the "Proposed New Credit Facility"), which would replace the Existing Credit Facility. We will not be able to borrow under the Proposed New Credit Facility until definitive documentation is negotiated and executed. The execution of the Proposed New Credit Facility is a condition to the completion of the Exchange Offer.

Senior Subordinated Debt

         Convertible Debentures

         Holdings, as issuer, and Consoltex and Consoltex USA, as guarantors, have outstanding, as of December 31, 2001, $2.42 million aggregate principal amount of 10.5% Convertible Debentures due October 15, 2003. Interest on the Convertible Debentures is payable quarterly through the issuance of additional Convertible Debentures. The Convertible Debentures are convertible into the common stock of Consoltex at a specified price. The Convertible Debentures rank equal in right of payment with the Existing Notes and will rank equal in right of payment with the New Notes. Holdings, with the approval of the holder of the Convertible Debentures, Les Gantiers Limited, recently amended the terms of the Convertible Debentures to provide for the following terms: (1) the stated maturity of the Convertible Debentures shall be no sooner than 91 days after the stated maturity of the New Notes; and (2) Holdings shall pay interest on the Convertible Debentures through the issuance of additional Convertible Debentures, until interest on the New Notes is paid by the Issuers in cash (the foregoing amendments, the "Convertible Debentures Amendments").

         Debentures

         Holdings, as issuer, has outstanding, as of December 31, 2001, $13.09 million aggregate principal amount of 10.5% Debentures due October 15, 2003 (the "Debentures"). Interest on the Debentures is payable quarterly through the issuance of additional Debentures. The Debentures rank equal in right of payment to the Existing Notes and will rank equal in right of payment with the New Notes.


                        DESCRIPTION OF THE NEW NOTES

General

         The 11% Senior Subordinated Pay-in Kind Notes due 2009 (the "New Notes") will be issued pursuant to an Indenture (the "New Indenture") among Consoltex Inc. ("Consoltex ") and Consoltex (USA), Inc. ("Consoltex USA" and, together with Consoltex, the "Issuers"), as joint and several obligors, the Guarantors and U.S. Bank, N.A., as trustee (the "Trustee"). The terms of the New Notes include those stated in the Indenture and those made part of the New Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The New Notes are subject to all such terms, and holders of New Notes are referred to the New Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the New Indenture does not purport to be complete and is qualified in its entirety by reference to the New Indenture, including the definitions therein of certain terms used below. The definitions of certain capitalized terms used in the following summary are set forth below under "-- Certain Definitions." The Issuers have filed a copy of the form of New Indenture with the Commission.

                  The New Notes will be general unsecured obligations of each of the Issuers and will be subordinated in right of payment to the prior payment in full of all Senior Debt of the Issuers, whether outstanding on the date of the New Indenture or thereafter incurred. The Issuers' Obligations with respect to the New Notes shall be pari passu in right of payment with the Issuers' Obligations with respect to the Existing Notes. See "-- Subordination." The Issuers' obligations under the New Notes will be unconditionally guaranteed by the Guarantors, jointly and severally, on a senior subordinated basis. See "-- The Guarantees."

                  The New Notes will be issued solely in exchange for the Issuers' 11% Series B Senior Subordinated Notes due 2003 (the "Existing Notes") pursuant to the Exchange Offer and in satisfaction of the Issuers' interest payment obligations, as described below under "--Principal, Maturity and Interest.". Upon consummation of the Exchange Offer, the Trustee will authenticate and deliver New Notes for original issue up to a maximum aggregate principal amount of US$118,110,000.

Principal, Maturity and Interest

                  The New Notes will mature on January 31, 2009. Interest on the New Notes will accrue at 11% per annum and will be payable semiannually in arrears on April 1 and October 1 of each year, commencing on April 1, 2002, to holders of record on the immediately preceding March 15 and September 15. Interest on the New Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date the New Notes were first issued under the New Indenture. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest on the New Notes will be paid in cash or, any time on or prior to April 1, 2005, at the option of the Issuers, through the issuance of additional New Notes the principal amount of which is equal to the interest then due. The New Notes will be payable as to principal and interest at the office or agency of the Issuers maintained for such purpose or, at the option of the Issuers, payment of cash interest may be made by check mailed to the holders of the New Notes at their respective addresses set forth in the register of holders of New Notes, except as described under "-- Same-Day Settlement and Payment." Until otherwise designated by the Issuers, the Issuers' office or agency will be the office of the Trustee maintained for such purpose. The New Notes will be issued in registered form without coupons.

Sinking Fund

                  The New Notes will not be entitled to the benefits of a sinking fund.

Optional Redemption

                  At any time after the date of the New Indenture, the New Notes will be subject to redemption at the option of the Issuers, in whole or in part, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to the principal amount of the New Notes to be redeemed, plus accrued and unpaid interest thereon to the applicable redemption date.

Mandatory Redemption

                  The Issuers are not required to make any mandatory redemption with respect to the New Notes.

Subordination

                  The payment of principal of, premium, if any, and interest on the New Notes will be subordinated in right of payment, as set forth in the New Indenture, to the prior payment in full of all Senior Debt of the Issuers, whether outstanding on the date of the New Indenture or thereafter incurred.

                  Upon any payment or distribution to creditors of the Issuers in a liquidation or dissolution of the Issuers or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Issuers or their respective properties, an assignment for the benefit of creditors or any marshalling of the assets and liabilities of the Issuers, the holders of Senior Debt of the Issuers will be entitled to receive payment in full of all Obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt of the Issuers) before the holders of New Notes will be entitled to receive any payment or distribution with respect to the New Notes and until all Obligations with respect to Senior Debt of the Issuers are paid in full, any payment or distribution to which the holders of New Notes would be entitled shall be made to the holders of Senior Debt of the Issuers (except payments in or distributions of Permitted Junior Securities).

                  The New Indenture also provides that neither Issuer may make any payment or distribution upon or in respect of the New Notes (except in Permitted Junior Securities) if (a) a default in the payment, including payments due by reason of an acceleration, whether such acceleration resulted from a payment or nonpayment default, of any Obligation in respect of Designated Senior Debt occurs and is continuing beyond any applicable period of grace or (b) any other default occurs and is continuing with respect to Designated Senior Debt that permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and in the case of clause (b), the Trustee receives a notice of such default (a "Payment Blockage Notice") from the holders, or from the trustee, agent or other representative of the holders, of any Designated Senior Debt. Payments on the New Notes may and shall be resumed
(i) in the case of a payment default, upon the date on which such default is cured or waived and (ii) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated. No new period of payment blockage may be commenced within 360 days after the receipt by the Trustee of any prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 90 days; provided, however, that if a default arising from noncompliance with a financial covenant contained in Designated Senior Debt exists and continues in excess of 90 days, each 90-day period during which the default exists and continues shall be deemed to be a separate default.

                  For purposes of the subordination provisions of the New Indenture, "payment in full" means either (i) the actual payment in full of an Obligation or Indebtedness in cash or Cash Equivalents in the currency in which the Obligation or Indebtedness is denominated, or (ii) the provision for such payment, provided that such provision shall be satisfactory to holders of a majority in aggregate principal amount of each issue of outstanding Senior Debt.

                  As a result of the subordination provisions described above, in the event of a liquidation or insolvency, holders of New Notes may recover less ratably than creditors of the Issuers who are holders of Senior Debt. At September 30, 2001, the amount of Senior Debt outstanding was $94.4 million. The New Indenture limits, subject to certain financial tests, the amount of additional Indebtedness, including Senior Debt, that Consoltex and its Subsidiaries can incur. See "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock."

                  The New Indenture provides that no amendment shall modify the subordination provisions of the New Indenture so as to affect adversely the rights of any holder of Senior Debt at the time outstanding without the consent of such holders of a majority in aggregate principal amount of each issue of outstanding Senior Debt.

The Guarantees

                  The Issuers' obligations under the Existing Notes are, and under the New Notes will be, unconditionally guaranteed, jointly and severally, by Holdings, Consoltex International Inc., Rafytek, S.A. de C.V., Consoltex Mexico, S.A. de C.V., and LINQ Industrial Fabrics II, Inc. and by the future Subsidiaries, if any, required to become a Guarantor pursuant to the covenant entitled "-- Additional Guarantees" and the Subsidiaries, if any, required to become a Guarantor pursuant to clause
(vi) of the covenant entitled "Restricted Payments" (each of the foregoing, a "Guarantor"). Rights of holders of New Notes pursuant to such Guarantees will be subordinated to the Senior Debt of the Guarantors in the same manner as the rights of holders of New Notes are subordinated to those of the Senior Debt of the Issuers. The obligations of each Guarantor in respect of the New Notes will be limited to the extent necessary under any applicable corporate law and to ensure that it does not constitute a fraudulent conveyance under applicable law.

                  The New Indenture provides that no Guarantor shall amalgamate or consolidate with or merge with or into (whether or not such Guarantor is the surviving person), another corporation, person or entity unless (i) the person formed by or surviving any such amalgamation, consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee, under the New Notes and the New Indenture, (ii) immediately after giving effect to such transaction, no Default or Event of Default exists, and (iii) such Guarantor, or any person formed by or surviving any such amalgamation, consolidation or merger, (A) will have Consolidated Net Worth (immediately after giving effect to such transaction but prior to any purchase accounting adjustments resulting from the transaction relating to goodwill), not less than 90% of the Consolidated Net Worth of such Guarantor immediately preceding the transaction and (B) Consoltex will be permitted to incur, immediately after giving effect to such transaction, at least $l.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock."

                  Notwithstanding the preceding paragraph, (a) a Guarantor may amalgamate or consolidate with or merge with or into either Issuer, provided, that the surviving corporation (if other than either Issuer) shall expressly assume by supplemental indenture complying with the requirements of the New Indenture, the due and punctual payment of the principal of and interest on all of the New Notes, and the due and punctual performance and observance of all the covenants and conditions of the New Indenture to be performed by the Issuer and (b) a Guarantor may amalgamate or consolidate with or merge with or into any other Guarantor.

                  The New Indenture provides that in the event of a sale or other disposition of all or substantially all of the assets of any Guarantor or all of the Capital Stock of any Guarantor to any person that is not an Affiliate of Consoltex by way of amalgamation, merger, consolidation or otherwise, then such Guarantor (in the event of a sale or other disposition of all of the Capital Stock of such Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all or substantially all of the assets of such Guarantor) shall be released and relieved of any obligations under its Guarantee; provided that such sale or disposition is in compliance with the covenant entitled "Asset Sales" and that the Net Proceeds of any such sale or other disposition are applied in accordance with the applicable provisions of the New Indenture. See "-- Redemption or Repurchase at the Option of Holders -- Asset Sales."

Redemption or Repurchase at the Option of Holders

Change of Control

                  Upon the occurrence of a Change of Control, each holder of New Notes has the right to require the Issuers to repurchase all or any part of such holder's New Notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Payment"). Within 40 days following any Change of Control, the Issuers shall mail a notice to each holder stating: (1) that the Change of Control Offer is being made pursuant to the covenant entitled "Change of Control" and that all New Notes tendered will be accepted for payment; (2) the purchase price and the purchase date, which shall be no earlier than 30 days nor later than 40 days from the date such notice is mailed (the "Change of Control Payment Date"); (3) that any New Note not tendered will continue to accrue interest; (4) that, unless the Issuers default in the payment of the Change of Control Payment, all New Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date; (5) that holders electing to have any New Notes purchased pursuant to a Change of Control Offer will be required to surrender the New Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the New Notes completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day preceding the Change of Control Payment Date; (6) that holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the second business day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of New Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such New Notes purchased; and
(7) that holders whose New Notes are being purchased only in part will be issued new New Notes equal in principal amount to the unpurchased portion of the New Notes surrendered. The Issuers will comply with the requirements of Rule l4e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the New Notes in connection with a Change of Control.

                  On the Change of Control Payment Date, the Issuers will, to the extent lawful, (1) accept for payment New Notes or portions thereof tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all New Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the New Notes so accepted together with an Officers' Certificate stating the New Notes or portions thereof tendered to the Issuers. The Paying Agent shall promptly mail to each holder of New Notes so accepted payment in an amount equal to the purchase price for such New Notes, and the Trustee shall promptly authenticate and mail to each holder a new New Note equal in principal amount to any unpurchased portion of the New Notes surrendered, if any. Prior to complying with the provisions of this covenant, but in any event within 90 days following a Change of Control, the Issuers shall either repay all outstanding Indebtedness of the Issuers or the Guarantors under the Proposed New Credit Facility (if still in effect) and all other Senior Debt of the Issuers or obtain the requisite consents, if any, under the Proposed New Credit Facility and all other agreements governing outstanding Senior Debt of the Issuers to permit the repurchase of New Notes required by this covenant. The Issuers will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

                  If there is a Change of Control, due to the subordinated nature of the New Notes or otherwise, there can be no assurance that the Issuers will have available funds sufficient to make any required Change of Control Payment for all of the New Notes that holders elect to require the Issuers to repurchase. Neither of the Issuers' respective Board of Directors nor the Trustee would have the authority to rescind or limit the application of this covenant, including in connection with any transaction initiated or supported by the Issuers, their management or any Affiliate.

                  Except as described above with respect to a Change of Control, the New Indenture does not contain provisions that permit the holders of the New Notes to require that the Issuers repurchase or redeem the New Notes in the event of a takeover, recapitalization or similar restructuring.

Asset Sales

                  the New Indenture provides that the Issuers will not, and will not permit any of their respective Subsidiaries to, engage in any Asset Sale, unless (x) the Issuers or such Subsidiary receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets sold or otherwise disposed of and (y) at least 75% of the consideration therefor received by the Issuers or such Subsidiary is in the form of cash; provided, however, that the amount of (A) any liabilities (as shown on the Issuers' or such Subsidiary's most recent balance sheet or in the notes thereto) of the Issuers or any of their respective Subsidiaries (other than liabilities that are by their terms subordinated to the New Notes or any guarantee thereof) that are assumed by the transferee of any such assets and (B) Permitted Asset Sale Consideration received by the Issuers or such Subsidiary in any such Asset Sale shall be deemed to be cash for purposes of this provision.

                  The Issuers may (a) apply the Net Proceeds from such Asset Sale to permanently reduce Senior Debt of the Issuers; provided that the Issuers make such a reduction within 365 days after any Asset Sale or
(b) invest the Net Proceeds from such Asset Sale in the same or a similar line of business as Consoltex was engaged in on the date of the New Indenture or in businesses reasonably related thereto; provided that the Issuers shall have invested such Net Proceeds within 365 days after such Asset Sale or shall have commenced and not completed or abandoned the project in which the Board of Directors of Consoltex has determined that the Issuers will invest such Net Proceeds and shall have segregated such Net Proceeds from the general funds of the Issuers and their Subsidiaries for that purpose; provided, further, that if the project in which such Board of Directors has determined that the Issuers will invest such Net Proceeds is thereafter abandoned, within 60 days after such project is abandoned, the Issuers shall (i) apply the Net Proceeds from such Asset Sale to permanently reduce Senior Debt of the Issuers or (ii) invest the Net Proceeds from such Asset Sale in the same or a similar line of business as Consoltex was engaged in on the date of the New Indenture or in businesses reasonably related thereto. Pending the final application of any such Net Proceeds, the Issuers may temporarily reduce Senior Debt or otherwise invest such Net Proceeds in any manner that is not prohibited by the New Indenture. Any Net Proceeds from the Asset Sale that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10 million, the Issuers shall make an offer to all holders of New Notes (an "Asset Sale Offer") to purchase the maximum principal amount of New Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date fixed for the closing of such offer (the "Offered Price"), in accordance with the procedures set forth in the New Indenture. To the extent that the aggregate amount of New Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds (a "Deficiency"), the Issuers may use such Deficiency for general corporate purposes. If the aggregate principal amount of New Notes surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the New Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero; provided that the amount of 25% Excess Proceeds shall constitute Excess Proceeds for purposes of the first offer that is made after the fifth anniversary of the original issuance of the New Notes (the "Fifth Anniversary").

                  Notwithstanding the foregoing, in no event will the Issuers use Excess Proceeds to purchase more than 25% of the original aggregate principal amount of New Notes on or prior to the Fifth Anniversary. If the aggregate Excess Proceeds (disregarding any resetting to zero as described above) resulting from Asset Sales occurring prior to the Fifth Anniversary, less any Deficiencies resulting from any offers made on or prior to such date, exceed 25% of the original aggregate principal amount of the New Notes (such excess being the "25% Excess Proceeds"), then the Issuers shall make an offer at the Offered Price in accordance with the foregoing provisions (1) promptly after the Fifth Anniversary, in the event the amount of the 25% Excess Proceeds exceeds $10 million or (ii) at such time as the amount of the 25% Excess Proceeds together with the Excess Proceeds received after the Fifth Anniversary exceeds $10 million, in the event the amount of the 25% Excess Proceeds is less than $10 million.

Selection and Notice

                  If less than all of the New Notes are to be redeemed at any time, selection of New Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the New Notes are listed, or, if the New Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate, provided that no New Notes of US$1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of New Notes to be redeemed at its registered address. If any New Note is to be redeemed in part only, the notice of redemption that relates to such New Note shall state the portion of the principal amount thereof to be redeemed. A new New Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original New Note. On and after the redemption date, interest ceases to accrue on New Notes or portions of them called for redemption.

Certain Covenants

Restricted Payments

                  The New Indenture provides that the Issuers will not, and will not permit any of their respective Subsidiaries to, directly or indirectly: (i) declare or pay any dividend on or make any distribution on account of either Issuer's or any of their respective Subsidiaries' Equity Interests (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of such Issuer or such Subsidiary or dividends or distributions payable to either Issuer or a Guarantor);
(ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of either Issuer or any Subsidiary or other Affiliate of such Issuer (other than any such Equity Interests owned by either Issuer or a Guarantor); (iii) purchase, redeem or otherwise acquire or retire for value any Subordinated Indebtedness, except in accordance with the mandatory redemption or repayment provisions set forth in the original documentation governing such Indebtedness; (iv) make any Investment in any Unrestricted Subsidiary or (v) make any Contributions (all such payments and other actions set forth in clauses (i) through (v) above being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

         (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

         (b) Consoltex would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock"; and

         (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Issuers and their respective Subsidiaries after the Reference Date, is less than the sum of (w) 50% of the Consolidated Net Income of Consoltex (determined by excluding cash dividends received by Consoltex or its Subsidiaries from an Unrestricted Subsidiary referred to in clause (x)) for the period (taken as one accounting period) from the first day of the quarter in which the Reference Date occurred to the end of Consoltex's most recently ended full fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, 100% of such deficit), plus (x) the amount of all cash dividends received by Consoltex or its Subsidiaries from an Unrestricted Subsidiary subsequent to the first day of the quarter in which the Reference Date occurred, plus (y) 100% of the aggregate net cash proceeds (unless such proceeds are used pursuant to clause (ii) of the second suubsequent paragraph to redeem, repurchase, retire or otherwise acquire other Equity Interests) received by Consoltex or any of its Subsidiaries from the issue or sale since the Reference Date of Equity Interests of either Issuer or of debt securities of either Issuer that have been converted into such Equity Interests (other than Equity Interests (or convertible debt securities) sold to Consoltex or any of its Subsidiaries and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), provided, however, that the Special Contribution shall not be included in the calculation under this clause (y), plus (z) if any Unrestricted Subsidiary is redesignated as a Subsidiary, the lesser of
                  (i) the Consolidated Net Worth of such Unrestricted Subsidiary as of the date it is redesignated and (ii) the aggregate amount of the Issuers' and their respective Subsidiaries' Investments in such Unrestricted Subsidiary.

                  Notwithstanding the foregoing, the Issuers shall not, and shall not permit any of their respective Subsidiaries to, make cash payments with respect to, or purchase, redeem or otherwise acquire or retire for value any of Holdings' 10.5% convertible debentures held by Les Gantiers, Limited on the date of the New Indenture on or prior to the date that the Issuers have begun paying interest on the New Notes in cash.

                  The foregoing provisions will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof if at said date of declaration such payment would have complied with the provisions of the New Indenture; (ii) the redemption, repurchase, retirement or other acquisition of any Equity Interests of Consoltex in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of Consoltex) of other Equity Interests of Consoltex (other than any Disqualified Stock); (iii) the repurchase of Equity Interests of Consoltex from employees of Consoltex or its Subsidiaries pursuant to an employee compensation or incentive plan in an aggregate amount not to exceed $1 million per annum; (iv) if (1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and (2) Consoltex would, at the time of a Restricted Payment pursuant to this clause (iv) and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $l.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock," Investments in Unrestricted Subsidiaries in an aggregate amount not to exceed $10 million dollars since the Reference Date; (v) the purchase, redemption or other acquisition prior to the stated maturity thereof of Subordinated Indebtedness in exchange for or out of the net cash proceeds of a substantially concurrent issue and sale (other than to either Issuer or their respective Subsidiaries) of new Indebtedness; provided that (1) the principal amount of such new Indebtedness shall not exceed the principal amount of Indebtedness so refinanced (plus the amount of reasonable expenses incurred in connection therewith), (2) such new Indebtedness shall have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being refinanced, and (3) the new Indebtedness shall be pari passu with or subordinate in right of payment to the Indebtedness being refinanced; and
(vi) Contributions to a Subsidiary if such Subsidiary (1) executes and delivers to the Trustee a supplemental indenture in form and substance reasonably satisfactory to the Trustee pursuant to which such Subsidiary shall guarantee all of the obligations of the Issuers with respect to the New Notes on a senior subordinated basis and (2) delivers to the Trustee an Opinion of Counsel reasonably satisfactory to the Trustee to the effect that such supplemental indenture has been duly executed and delivered by such Subsidiary and is in compliance with the terms of the New Indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock

                  The New Indenture provides that the Issuers will not, and will not permit any of their respective Subsidiaries to, directly or indirectly, create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Issuers will not issue any Disqualified Stock and will not permit any of their respective Subsidiaries to issue any shares of preferred stock; provided, however, that the Issuers or any Guarantor may incur Indebtedness or issue shares of preferred stock if the Fixed Charge Coverage Ratio of Consoltex for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such preferred stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period; provided further that no guarantee may be incurred pursuant to the provisions of this paragraph, unless the guaranteed Indebtedness is also incurred pursuant to this paragraph.

                  The foregoing limitations do not apply to (a) the incurrence by either Issuer or any Guarantor of Indebtedness pursuant to the Credit Agreement or otherwise in an aggregate principal amount not to exceed US$68,250,000 pursuant to this clause (a), (b) Indebtedness, not covered by any other clause of this paragraph, outstanding on the date of the New Indenture, (c) Indebtedness arising out of letters of credit, performance bonds, surety bonds and bankers' acceptances incurred in the ordinary course of business; provided that if any unpaid reimbursement obligation under any such instrument is outstanding for more than 10 consecutive business days, such obligation shall not be permitted to be incurred under this clause (c), (d) Indebtedness consisting of guarantees (other than guarantees relating to money borrowed), indemnities or obligations in respect of purchase price adjustments, in each case, in connection with the acquisition of assets permitted under the New Indenture, (e) additional Indebtedness of up to $10 million in aggregate principal amount at any one time outstanding, (f) the incurrence by the Issuers and the Guarantors of Indebtedness represented by the New Notes, including any New Notes issued as payment of interest or Liquidated Damages on the New Notes in accordance with the terms of the New Notes, (g) Indebtedness of a Foreign Subsidiary existing at the time it is acquired
(1) that is not incurred in contemplation of the acquisition of such Foreign Subsidiary and (2) that is nonrecourse to the Issuers and their respective Subsidiaries except to the assets of such Foreign Subsidiary (for purposes of this clause (g), Indebtedness of a Foreign Subsidiary existing at the time it is acquired includes Indebtedness incurred pursuant to credit facilities in existence upon the acquisition of such Foreign Subsidiary; provided that such Indebtedness meets the requirements of clauses (1) and (2) of this clause (g)), (h) the incurrence by the Issuers and their respective Subsidiaries of Indebtedness issued in exchange for, or the proceeds of which are used to extend, refinance, renew, replace, or refund Indebtedness referred to in clauses (b), (f) and (g) above (the "Refinancing Indebtedness"); provided, however, that (1) the principal amount of such Refinancing Indebtedness shall not exceed the principal amount of Indebtedness so extended, refinanced, renewed, replaced, substituted or refunded (plus the amount of reasonable expenses incurred in connection therewith); (2) the Refinancing Indebtedness shall have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being extended, refinanced, renewed, replaced or refunded; and (3) the Refinancing Indebtedness shall be pari passu with or subordinate in right of payment to the Indebtedness being extended, refinanced, renewed, replaced or refunded, (i) intercompany Indebtedness between or among either Issuer and/or any of their respective Subsidiaries or any of them, (j) Hedging Obligations that are incurred for the purpose of fixing or hedging currency risks, or interest rates with respect to any floating rate Indebtedness that is permitted by the terms of the New Indenture to be outstanding. The foregoing clauses (a) through (j) are independent exceptions to the covenant set forth in the preceding paragraph and are additive in nature. Limitations set forth in any one of such clauses (a) through (j) or in the definitions used therein shall not be applicable to any other such clauses or any other such definitions. The Indebtedness permitted to be incurred pursuant to the foregoing clauses (a) through (j) may be incurred pursuant to one agreement or several agreements with one lender or several lenders.

Liens

                  The New Indenture provides that none of the Issuers or any of their respective Subsidiaries may directly or indirectly create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens, unless all payments due under the New Indenture and the New Notes are secured on an equal and ratable basis with the obligation so secured until such time as such obligation is no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Subsidiaries

                  The New Indenture provides that the Issuers will not, and will not permit any of their respective Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to (a) (i) pay dividends or make any other distributions to Consoltex or any of its Subsidiaries (A) on its Capital Stock or (B) with respect to any other interest or participation in, or measured by, its profits, or (ii) pay any Indebtedness owed to Consoltex or any of its Subsidiaries, (b) make loans or advances to Consoltex or any of its Subsidiaries or (c) transfer any of its properties or assets to Consoltex or any of its Subsidiaries, except for such encumbrances or restrictions existing under or by reason of
(i) agreements governing Senior Debt of the Issuers or any Guarantor, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, (ii) any encumbrance or restriction applicable to any Guarantor pursuant to an agreement in effect on the date of the New Indenture, (iii) the indenture and the New Notes, (iv) applicable law, (v) any instrument governing Indebtedness or Capital Stock of a person acquired by Consoltex or any of its Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with such acquisition), which encumbrance or restriction is not applicable to any person, or the properties or assets of any person, other than the person, or the property or assets of the person, so acquired, provided that, unless such person is a Guarantor, EBDAIT of such person is not taken into account in determining whether such acquisition was permitted by the terms of the New Indenture, (vi) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (vii) with respect to clause (c) above, purchase money obligations for property acquired in the ordinary course of business, or
(viii) permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced.

Amalgamation, Merger, Consolidation, or Sale of Assets

                  The New Indenture provides that neither of the Issuers will amalgamate, consolidate or merge with or into (whether or not such Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another corporation, person or entity unless (i) such Issuer is the surviving corporation or the entity or the person formed by or surviving any such amalgamation, consolidation or merger (if other than such Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under (A) the federal laws of Canada or any province thereof, or (B) the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or person formed by or surviving any such amalgamation, consolidation or merger (if other than such Issuer) or the entity or person to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made assumes all the obligations of the Issuers pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, under the New Notes and the New Indenture; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) such Issuer or any entity or person formed by or surviving any such amalgamation, consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made (A) will have Consolidated Net Worth (immediately after the transaction but prior to any purchase accounting adjustments resulting from the transaction relating to goodwill) equal to or greater than the Consolidated Net Worth of such Issuer immediately preceding the transaction and (B) Consoltex will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock."

Transactions with Affiliates

                  The New Indenture provides that the Issuers will not, and will not permit any of their respective Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (a) such Affiliate Transaction is on terms that are no less favorable to the relevant corporation than those that would have been obtained in a comparable transaction by the relevant corporation with an unrelated person and (b) the Issuers deliver to the Trustee (x) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments in excess of $5 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with clause (a) above and such Affiliate Transaction or series of related Affiliate Transactions is approved by a majority of the disinterested members of the Board of Directors and (y) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments in excess of $10 million, an opinion as to the fairness thereof to the relevant corporation from a financial point of view issued by a nationally recognized independent appraisal firm, independent public accounting firm or investment banking firm in Canada or the United States; provided, however, that (i) any employment agreement entered into by Consoltex or any of its Subsidiaries in the ordinary course of business and consistent with the past practice of Consoltex or such Subsidiary, (ii) transactions between or among Consoltex and/or its Subsidiaries, (iii) the payment of reasonable fees to the Principals and their Affiliates in connection with consulting, management, investment banking or financial advisory services rendered to the Issuers or their respective Subsidiaries in an aggregate amount not to exceed US$1.4 million per annum, (iv) the reimbursement of reasonable expenses of the Principals and their Affiliates in connection with consulting, management, investment banking or financial advisory services rendered to the Issuers or their respective Subsidiaries,
(v) the payment of reasonable and customary fees to directors of the Issuers and their respective Subsidiaries who are not employees of such entities, (vi) loans or other advances to officers, directors and employees for travel, entertainment, moving, other relocation expenses (including housing loans) and other business purposes made in the ordinary course of business, (vii) transactions permitted by the provisions of the New Indenture described above under the covenant "Restricted Payments,"and
(viii) the Restructuring Transactions (as defined in this Offering Circular) in each case, shall not be deemed Affiliate Transactions.

Senior Subordinated Debt

                  The New Indenture provides that (i) Consoltex and Consoltex USA will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of Consoltex or Consoltex USA, respectively, and senior in any respect in right of payment to the New Notes and (ii) no Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of such Guarantor and senior in any respect in right of payment to the Guarantee by such Guarantor of the New Notes.

Additional Guarantees

                  The New Indenture provides that if either Issuer or any of their respective Subsidiaries shall acquire or form a Significant Subsidiary, the Issuers will either (a) designate such Significant Subsidiary as an Unrestricted Subsidiary pursuant to the terms of the New Indenture or (b) cause such Significant Subsidiary to (i) execute and deliver to the Trustee a supplemental indenture in form and substance reasonably satisfactory to the Trustee pursuant to which such Significant Subsidiary shall guarantee all of the obligations of the Issuers with respect to the New Notes on a senior subordinated basis and (ii) deliver to the Trustee an Opinion of Counsel reasonably satisfactory to the Trustee to the effect that a supplemental indenture has been duly executed and delivered by such Significant Subsidiary and is in compliance with the terms of the New Indenture; provided, however, that the Issuers and any Subsidiary may acquire or form a Foreign Subsidiary that is a Significant Subsidiary without complying with the foregoing if such Foreign Subsidiary is owned directly by a Restricted Guarantor (provided that any Subsidiary of such Foreign Subsidiary need not be owned directly by a Restricted Guarantor).

Reports

         The Issuers provide to holders of the New Notes and, whether or not required by the rules and regulations of the Securities and Exchange Commission (the "Commission"), file with the Commission for public availability (if accepted) (i) as soon as reasonably available and in any event within 90 days after the end of each fiscal year, annual consolidated financial statements for Consoltex for such fiscal year prepared in accordance with GAAP, together with a report thereon by an independent accountant of established national reputation, and (ii) as soon as reasonably available and in any event within 45 days after the end of each fiscal quarter, unaudited consolidated financial statements of Consoltex for such quarterly period, certified by a principal financial officer of Consoltex, prepared in accordance with GAAP. The New Indenture provides that upon becoming subject to Section 13 or 15(d) of the Exchange Act, the Issuers and each Guarantor will file with the Trustee copies of all quarterly and annual financial reports and of the information, documents and other reports (or copies of such portions of any of the foregoing that the Commission may by rules and regulations prescribe) which the Issuers and the Guarantors are required to file pursuant to Section 13 or 15(d) of the Exchange Act. The New Indenture will also provide that if the Issuers cease to be subject to Section 13 or 15(d) of the Exchange Act, the Issuers and each Guarantor shall nevertheless continue to cause the annual and quarterly financial statements, including any notes thereto (and, with respect to annual reports, an auditors' report by an accounting firm of established national reputation) and a "Management's Discussion and Analysis of Financial Condition and Results of Operations," comparable to that which would have been required to appear in annual or quarterly reports filed under Section 13 or 15(d) of the Exchange Act to be so filed with the Commission for public availability (if accepted) and the Trustee and mailed to holders.

Events of Default and Remedies

         The New Indenture provides that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on the New Notes (whether or not prohibited by the subordination provisions of the New Indenture); (ii) default in payment when due of principal of or premium, if any, on the New Notes (whether or not prohibited by the subordination provisions of the New Indenture); (iii) failure by the Issuers to comply with the provisions described under the covenant "Change of Control"; (iv) failure by the Issuers or any of the Guarantors to comply with the other agreements in the New Indenture or the New Notes and such failure continues for 60 days after written notice of such failure shall have been given to the Issuers by the Trustee or to the Issuers and the Trustee by the holders of at least 25% in aggregate principal amount of the New Notes then outstanding; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by either Issuer or any of their respective Subsidiaries (or the payment of which is guaranteed by either Issuer or any of their respective Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the New Indenture, which default results in the acceleration of such Indebtedness prior to its express maturity or shall constitute a default in the payment of such issue of Indebtedness at final maturity of such issue and the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated or which has not been paid at maturity, aggregates $10 million or more; (vi) failure by Consoltex or any of its Subsidiaries to pay final judgments aggregating in excess of $10 million, which judgments are not satisfied or stayed for a period of 60 consecutive days; (vii) except as permitted by the New Indenture, any Guarantee shall be held in a judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any person acting on behalf of a Guarantor, shall deny or disaffirm its obligations under the Guarantee of such Guarantor and such condition shall have continued for a period of 60 days after written notice of such failure requiring the relevant Guarantor and the Issuers to remedy the same shall have been given to the Issuers by the Trustee or to the Issuers and the Trustee by the holders of at least 25% in aggregate principal amount of the New Notes then outstanding; and (viii) certain events of bankruptcy or insolvency with respect to either Issuer or any of their respective Subsidiaries.

         If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding New Notes may declare all the New Notes to be due and payable immediately provided, that so long as any Indebtedness permitted to be incurred pursuant to clause (a) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock" shall be outstanding, such acceleration shall not be effective until the earlier of
(i) an acceleration under any such Indebtedness or (ii) five business days after receipt by the Issuers and the agent (or, in the absence of such agent, the lender) under the Credit Agreeement (so long as any Indebtedness is outstanding thereunder) of written notice of such acceleration of the New Notes. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, all outstanding New Notes will become due and payable without further action or notice. Holders of the New Notes may not enforce the New Indenture or the New Notes except as provided in the New Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding New Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the New Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

         The New Indenture further requires that the Issuers promptly notify holders of Senior Debt if payment of the New Notes is accelerated because of an Event of Default.

         The holders of a majority in aggregate principal amount of the New Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the New Notes waive any existing Default or Event of Default and its consequences under the New Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the New Notes.

         The Issuers are required to deliver to the Trustee annually a statement regarding compliance with the New Indenture, including with respect to any Restricted Payments made during such year, the basis upon which the calculations required by the covenant entitled "Restricted Payments" were computed (which calculations may be based upon Consoltex's latest available financial statements). The Issuers are also required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Shareholders

         No director, officer, employee, or shareholder of the Issuers or the Guarantors, as such, shall have any liability for any obligations of any of the Issuers or any Guarantor under the New Notes, the New Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the New Notes by accepting a New Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the New Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

         The Issuers may, at their option and at any time, elect to have all of their obligations (as well as the obligations of the Guarantors) discharged with respect to the outstanding New Notes ("Legal Defeasance") except for (i) the rights of holders of outstanding New Notes to receive payments in respect of the principal of, premium, if any, and interest on such New Notes when such payments are due, (ii) the obligations with respect to the New Notes concerning issuing temporary New Notes, registration of New Notes, mutilated, destroyed, lost or stolen New Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the obligations in connection therewith and (iv) the defeasance provisions of the New Indenture. In New addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers (as well as the obligations of the Guarantors) released with respect to certain covenants that are described in the New Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the New Notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the New Notes.

         In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the New Notes, cash in U.S. dollars, noncallable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding New Notes on the stated maturity or on the applicable redemption date, as the case may be, of such principal or installment of principal of, premium, if any, or interest on the outstanding New Notes; (ii) in the case of Legal Defeasance, the Issuers shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the New Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Issuers shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) in the case of Legal Defeasance or Covenant Defeasance, the Issuers shall have delivered to the Trustee an opinion of counsel in Canada reasonably acceptable to the Trustee confirming that the holders of outstanding New Notes will not recognize income, gain or loss for Canadian federal or provincial income tax purposes as a result of such Legal Defeasance or Covenant Defeasance, as the case may be, and will be subject to Canadian federal or provincial income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as the case may be, had not occurred; (v) no Default or Event of Default (other than a Default or Event of Default resulting from the incurrence of Indebtedness of all or a portion of the proceeds of which will be used to defease the New Notes pursuant to the defeasance provisions of the New Indenture) shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (vi) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of or constitute a default under the Credit Agreement (if then in effect) or any other material agreement or instrument (other than the New Indenture) to which Consoltex or any of its Subsidiaries is party or by which Consoltex or any of its Subsidiaries is bound; (vii) the Issuers shall have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (viii) the Issuers shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Issuers with the intent of preferring the holders of New Notes over other creditors with the intent of defeating, hindering, delaying or defrauding other creditors of the Issuers; and (ix) the Issuers shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

         Except as provided in the next succeeding paragraphs, the New Indenture or the New Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the New Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for New Notes), and any existing default or compliance with any provision of the New Indenture or the New Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding New Notes (including consents obtained in connection with a tender offer or exchange offer for New Notes).

         Without the consent of each holder affected, an amendment or waiver may not (with respect to any New Notes held by a non-consenting holder of New Notes) (i) reduce the principal amount of New Notes whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any New Note or alter or waive the provisions with respect to the redemption of the New Notes, (iii) reduce the rate of or change the time for payment of interest on any New Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the New Notes (except a rescission of acceleration of the New Notes by the holders of at least a majority in aggregate principal amount of the then outstanding New Notes and a waiver of the payment default that resulted from such acceleration), (v) make any New Note payable in money other than that stated in the New Notes, (vi) make any change in the provisions of the New Indenture relating to waivers of past Defaults or the rights of holders of New Notes to receive payments of principal of or interest on the New Notes, (vii) make any change to the subordination provisions of the New Indenture that adversely affects holders of New Notes or (viii) make any change in the foregoing amendment and waiver provisions.

         Notwithstanding the foregoing, without the consent of any holder of New Notes, the Issuers, the Guarantors and the Trustee, as applicable, may amend or supplement the New Indenture or the New Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated New Notes in addition to or in place of certificated New Notes, to provide for the assumption of the Issuers' and Guarantors' obligations to holders of the New Notes in the case of a merger or consolidation, to provide for additional Guarantors or the release of Guarantors pursuant to the terms of the New Indenture, to make any change that would provide any additional rights or benefits to the holders of the New Notes or that does not adversely affect the legal rights under the New Indenture of any such holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the New Indenture under the Trust Indenture Act.

Additional Amounts

         All payments made by the Issuers under or with respect to the New Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Taxes"), unless the Issuers are required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Issuers are so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the New Notes, the Issuers will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a holder (an "Excluded Holder") (i) with which either Issuer does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment or (ii) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of New Notes or the receipt of payments thereunder. The Issuers will also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Issuers will furnish to the holders of the New Notes, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Issuers. The Issuers will indemnify and hold harmless each holder (other than an Excluded Holder) and upon written request reimburse each such holder for the amount of (i) any Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the New Notes, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied with respect to any reimbursement under clause (i) or (ii) above.

         At least 30 days prior to each date on which any payment under or with respect to the New Notes is due and payable, if the Issuers will be obligated to pay Additional Amounts with respect to such payment, the Issuers will deliver to the Trustee an Officers' Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders on the payment date. Whenever in the New Indenture there is mentioned, in any context, the payment of principal (and premium, if any), redemption price, Change of Control Payment, Offered Price, interest or any other amount payable under or with respect to any New Note such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Transfer and Exchange

         A holder may transfer or exchange the New Notes in accordance with the procedures set forth in the New Indenture. The Registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the New Indenture. The Registrar is not required to transfer or exchange any New Note selected for redemption. Also, the Registrar is not required to transfer or exchange any New Note for a period of 15 days before a selection of the New Notes to be redeemed.

         The registered holder of a New Note will be treated as the owner of it for all purposes.

Book Entry, Delivery and Form

         The Existing Notes were initially issued in the form of one global note in definitive, fully registered form, without coupons (the "Existing Global Note"). The Existing Global Note was deposited with, or on behalf of, the Depositary and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Existing Global Note Holder").

         The Existing Notes, to the extent directed by their holders in their Letters of Transmittal, will be exchanged through book-entry electronic transfer for one new global note in definitive, fully registered form, without coupons (the "New Global Note"), registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "New Global Note Holder"). References to "Global Note Holder" shall be references to the New Global Note Holder and the Existing Global Note Holder. References to "Global Note" shall be references to the New Global Note and the Existing Global Note.

         The Depositary is a limited-purpose trust company which was created to hold securities for its participating organizations (individually, a "Participant," and collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

         The Issuers expect that pursuant to procedures established by the Depositary (i) upon deposit of the New Global Note, the Depositary will credit the accounts of Participants designated by the owners of the beneficial interests in the Existing Global Note with portions of the principal amount of the New Global Note and (ii) ownership of the New Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own.

         So long as the New Global Note Holder is the registered holder and owner of the New Global Note, the New Global Note Holder will be considered the sole owner of the New Global Note for all purposes of the New Notes under the New Indenture. Except as provided below, owners of New Notes will not be entitled to have New Notes registered in their names, will not receive or be entitled to receive physical delivery of New Notes in definitive form, and will not be considered the owners or holders thereof under the New Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in any New Notes represented by the New Global Note to pledge such interest to persons or entities that do not participate in the Depositary's system or to otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

         None of the Issuers, the Guarantors or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of New Notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such New Notes.

         Payments in respect of the principal of, premium, if any, and interest on any Global Note on the applicable record date will be payable by the Trustee to or at the direction of such Global Note Holder in its capacity as the registered holder and owner under the New Indenture. Under the terms of the New Indenture, the Issuers, the Guarantors and the Trustee may treat the persons in whose names the New Notes, including each Global Note, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of the Issuers, the Guarantors or the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of New Notes (including principal, premium, if any, and interest), although the Issuers understand that it is the Depositary's practice to immediately credit the accounts of the relevant Participants with such payment, in accounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of New Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

Certificated Securities

         If (i) the issuers notify the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Issuers are unable to locate a qualified successor within 90 days or (ii) the Issuers, at their option, notify the Trustee in writing that they elect to cause the issuance of New Notes in definitive form under the New Indenture, then, upon surrender by a Global Note Holder of a Global Note, New Notes in such form will be issued to each person that such Global Note Holder and the Depositary identifies as the beneficial owner of the related New Notes. In addition, subject to certain conditions, any person having a beneficial interest in a Global Note may, upon request to the Trustee, exchange such beneficial interest for New Notes in definitive form. Upon any such issuance, the Trustee is required to register such New Notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). Such New Notes would be issued in fully registered form.

         Neither the Issuers nor the Trustee shall be liable for any delay by the related Global Note Holder or the Depositary in identifying the beneficial owners of the New Notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from such Global Note Holder or the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the New Notes to be issued).

Same-Day Settlement and Payment

         The New Indenture requires that payments in respect of the New Notes (including principal, premium, if any, and interest) be made in immediately available funds. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds.

Liquidated Damages

         The Issuers, Holdings and certain holders of the Existing Notes entered into the Exchange Agreements, dated as of December 11, 2001. Pursuant to the Exchange Agreements, the Issuers agreed to use their commercially reasonable efforts to have the New Notes rated by Moody's Investors Service, Inc. ("Moody's") on or prior to the 45th day following the consummation of the Exchange Offer (the "Ratings Deadline"). If the New Notes fail to have been rated by Moody's on or prior to the Ratings Deadline (such failure, a "Ratings Default") then, the Issuers, jointly and severally, have agreed to pay each Holder of the New Notes liquidated damages ("Liquidated Damages"), with respect to each 30-day period until all Ratings Defaults have been cured because the New Notes have rated by Moody's, in an amount equal to the per annum rate of 1.0% of the principal amount of New Notes held by such Holder for such period or portion thereof that the Ratings Default continues. All accrued Liquidated Damages will be paid to the Holders entitled thereto, in the manner provided for the payment of interest in the New Indenture, on each Interest Payment Date, including, at the option of the issuers, through the issuance of additional New Notes.

Concerning the Trustee

         U.S. Bank, N.A. is the Trustee under the New Indenture. U.S. Bank, N.A. is also the Exchange Agent in the Exchange Offer. The New Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of either Issuer or any Guarantor to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

         The holders of a majority in principal amount of the then outstanding New Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The New Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the New Indenture at the request of any holder of New Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

         Anyone who receives this Confidential Offering Circular and Consent Solicitation Statement may obtain a copy of the New Indenture without charge by writing to Consoltex, Inc. at 8555 Route Transcanadienne Saint-Laurent, Quebec H4S 1Z6 Canada, Attention: Corporate Secretary.

Certain Definitions

         Set forth below are certain defined terms used in the New Indenture. Reference is made to the New Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

         "Acquired Debt" means, with respect to any specified person, Indebtedness of any other person existing at the time such other person merged with or into or became a Subsidiary of such specified person, including Indebtedness incurred in connection with, or in contemplation of, such other person merging with or into or becoming a Subsidiary of such specified person.

         "Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities, by agreement or otherwise; provided, however, that beneficial ownership of 20% or more of the voting securities of a person shall be deemed to be "control."

         "Asset Sale" means, any sale, issuance, conveyance, transfer or lease, directly or indirectly (including by way of a sale-leaseback transaction, a secured financing transaction or Receivables Financings), of
(i) any properties or assets of the Issuers and their respective Subsidiaries other than sales of inventory in the ordinary course of business or (ii) equity securities (other than preferred stock) of any Subsidiary of either Issuer, in each case, whether in a single transaction or a series of related transactions, (a) that have a fair market value in excess of 10% of the book value (determined in accordance with GAAP) of the Tangible Assets of Consoltex as of the end of Consoltex's most recently ended full fiscal quarter for which financial statements are available or
(b) for net proceeds in excess of 10% of the book value (determined in accordance with GAAP) of the Tangible Assets of Consoltex as of the end of Consoltex's most recently ended full fiscal quarter for which financial statements are available. Notwithstanding the foregoing, the term "Asset Sale" shall not include (i) any sale, conveyance, transfer or lease that is governed by the covenant entitled "-- Certain Covenants -- Amalgamation, Merger, Consolidation or Sale of Assets," (ii) any sale, conveyance, transfer or lease between or among either Issuer, a Guarantor or any of them and (iii) the sale, conveyance, disposition or other transfer of the Capital Stock of an Unrestricted Subsidiary.

         "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be so required to be capitalized on the balance sheet in accordance with GAAP.

         "Capita1 Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock or partnership interests.

         "Cash Equivalents" means (i) United States dollars, (ii) Canadian dollars, (iii) securities issued or directly and fully guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition, (iv) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any United States or Canadian commercial bank having capital and surplus in excess of $500 million, (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (iii) and (iv) entered into with any financial institution meeting the qualifications specified in clause (iv) above and (vi) commercial paper rated A-1 or higher or the equivalent thereof by Moody's Investors Service, Inc. or Standard & Poor's Corporation, or equivalent ratings from Dominion Bond Rating Services Limited or Canadian Bond Rating Services Inc., and in each case maturing within six months after the date of acquisition.

         "Change of Control" means the occurrence of any of the following:
(i) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of Holdings to any person or group (as such term is used in Section 13(d)(3) of the Exchange
Act) (other than the Principals or their Related Parties), (ii) the adoption of a plan relating to the liquidation or dissolution of Holdings, or (iii) the acquisition by any person or group (as such term is used in Section 13(d)(3) of the Exchange Act) (other than the Principals and their Related Parties) of direct or indirect majority in interest (more than 50%) of the voting power of the voting stock of Holdings by way of amalgamation, merger or consolidation or otherwise.

         "Consolidated Net Income" means, with respect to any person for any period, the aggregate of the Net Income of such person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income of any person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid to the referent person or a Subsidiary thereof that is a Guarantor or a Subsidiary that is not subject to a Dividend Restriction (as defined below), (ii) the Net Income of any Subsidiary that is a Guarantor shall be included, (iii) the Net Income of any Subsidiary that is not restricted from declaring or paying dividends or other distributions, directly or indirectly, by operation of the terms of its charter or any applicable agreement, instrument, judgment, decree, order, statute, rule or governmental regulation or otherwise (each of the foregoing, a "Dividend Restriction") shall be included, (iv) the Net Income of any Subsidiary that is not a Guarantor and is subject to a Dividend Restriction shall be included only to the extent of the amount of dividends or distributions paid to the referent person or a Subsidiary that is a Guarantor or a Subsidiary that is not subject to a Dividend Restriction,
(v) the Net Income of any person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, and (vi) the cumulative effect of a change in accounting principles shall be excluded; provided, however, that for purposes of clause (c) of the covenant entitled "Restricted Payments," Net Income shall include gains and losses, together with any related provision for taxes, realized in connection with any Asset Sale, and any extraordinary gains or losses, together with any related provision for taxes on such extraordinary gains or losses.

         "Consolidated Net Worth" means, with respect to any person, the sum of (i) the consolidated equity of the common stockholders of such person and its consolidated Subsidiaries plus (ii) the respective amounts reported on such person's most recent balance sheet with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the New Indenture in the book value of any asset owned by such person or a consolidated Subsidiary of such person, (y) all investments in unconsolidated Subsidiaries and in persons that are not Subsidiaries (except, in each case, investments in marketable securities), and (z) all unamortized debt discount and expense and unamortized deferred charges, all of the foregoing determined in accordance with GAAP.

         "Contributions" means any loans, cash advances, capital contributions, investments or other transfers of assets, in each case, for less than fair value, in each case, by Consoltex or any of its Subsidiaries to any Subsidiary that is not a Guarantor or to any other Affiliate of Consoltex or any of its Subsidiaries.

         "Credit Agreement" means that certain letter agreement, dated prior to or as of the closing date of the Old Note Offering, by and among Consoltex Inc. and a Canadian bank, as principal and/or as agent, including any related notes, bankers' acceptances, letters of credit, letters of guarantee, guarantees, including the guarantee thereof by the Issuers or either of them, collateral documents, instruments and agreements executed or to be executed in connection therewith, including a definitive credit agreement, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

         "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

         "Designated Senior Debt" means (i) the Credit Agreement or (ii) any other Senior Debt permitted under the New Indenture and designated as such by the Issuers, the principal amount of which is $25 million or more.

         "Disqualified Stock" means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the date on which the New Notes mature.

         "EBDAIT" means, with respect to any person for any period, the Consolidated Net Income of such person for such period plus (a) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing Consolidated Net Income), plus (b) provision for taxes based on income or profits to the extent such provision for taxes was included in computing Consolidated Net Income, plus (c) consolidated interest expense of such person for such period, whether paid or accrued (including amortization of original issue discount, noncash interest payments and the interest component of Capital Lease Obligations), to the extent such expense was deducted in computing Consolidated Net Income, plus (d) depreciation and amortization (including amortization of goodwill and other intangibles and deferred financing expenses) of such person for such period to the extent such depreciation and amortization were deducted in computing Consolidated Net Income, in each case, on a consolidated basis and determined in accordance with GAAP.

         "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable, for Capital Stock).

         "Existing Notes" means the Issuers' 11% Series B Senior
Subordinated Notes due 2003.

         "Fixed Charge Coverage Ratio" means with respect to any person for any period, the ratio of EBDAIT of such person for such period to the Fixed Charges of such person for such period. In the event that Consoltex or any of its Subsidiaries incurs, assumes, guarantees, refinances, redeems or repurchases any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, refinancing, redemption or repurchase of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter period.

         "Fixed Charges" means, with respect to any person for any period, the sum of (a) consolidated interest expense of such person for such period, whether paid or accrued, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, noncash interest payments, the interest component of capital leases and net payments (if any) pursuant to Hedging Obligations but excluding amortization of deferred financing fees) and (b) the product of
(i) all cash dividend payments (and noncash dividend payments in the case of a person that is a Subsidiary) on any series of preferred stock of such person, times (ii) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state, local and foreign statutory tax rate of such person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

         "Foreign Subsidiary" means any Subsidiary organized under the laws of a jurisdiction outside of the United States that has no outstanding Indebtedness on the date of its acquisition except for such Indebtedness permitted to be incurred pursuant to clause (g) of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock" and that is thereafter prohibited from incurring Indebtedness except for such Indebtedness permitted to be incurred pursuant to such clause (g).

         "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

         "Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

         "Guarantee" means the joint and several and unconditional guarantee by the Guarantors of the Issuers' obligations on the New Notes on a senior subordinated basis.

         "Guarantors" means the persons from time to time named as Guarantors in the New Indenture or that become a Guarantor thereunder, and each of their respective successors, provided, however, that in the event a Guarantor is released from its Guarantee in accordance with the terms of the New Indenture, such Guarantor shall without any further action no longer be a Guarantor for any purpose of the New Indenture or the New Notes. On the date of the New Indenture, the Guarantors are Holdings, Consoltex International Inc., Rafytek, S.A. de C.V., Consoltex Mexico, S.A. de C.V and LINQ Industrial Fabrics II, Inc.

         "Hedging Obligations" means, with respect to any person, the obligations of such person under (i) interest rate or currency swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such person against fluctuations in interest rates or currencies.

         "Indebtedness" means, with respect to any person, (without duplication) any indebtedness at any time outstanding of such person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or bankers' acceptances, letters of guarantee or letters of credit (or reimbursement agreements in respect thereof) or representing the balance deferred and unpaid of the purchase price of any property (including Capital Lease Obligations) or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP, and also includes, to the extent not otherwise included, the guarantee of items which would be included within this definition. For purposes of this definition, the term "Indebtedness" shall not include sale-leaseback transactions, secured financing transactions or Receivables Financings to the extent any such transaction constitutes an Asset Sale or would otherwise constitute an Asset Sale except for the fair market value of such asset or the aggregate amount of the net proceeds received in connection with the sale of such asset. In addition, for purposes of this definition, each borrowing under a revolving credit facility which increases the amount of Indebtedness outstanding thereunder shall be deemed to be an incurrence of Indebtedness.

         "Investment Grade Debt" means, for any person, Indebtedness of such person that has a rating of "Baa"or better by Moody's Investors Service, Inc. and "BBB"or better by Standard & Poor's Corporation.

          "Investment" means any direct or indirect advance, loan or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Equity Interests, bonds, notes, debentures or other securities issued by, any Unrestricted Subsidiary. For the purposes of the "Restricted Payments" covenant described above (i) the term "Investment" shall include the fair market value of the net assets of any Subsidiary at the time that such Subsidiary is designated an Unrestricted Subsidiary, (ii) any property transferred to any Unrestricted Subsidiary shall be valued at fair market value at the time of such transfer, in each case as determined by the Board of Directors of Consoltex in good faith and (iii) any Investment constituting an advance, loan, extension of credit or capital contribution shall be deemed to be incurred only to the extent that it is not repaid in cash or Cash Equivalents, provided that the amount credited for such repayment shall not exceed the amount deducted as a result of such Investment.

         "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

         "Net Income" means, with respect to any person, the net income
(loss) of such person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions), and excluding any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

         "Net Proceeds" means the aggregate cash proceeds received by the Issuers or any of their respective Subsidiaries in respect of any Asset Sale, net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets.

         "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

         "Permitted Asset Sale Consideration" means, at any one time outstanding, (i) Cash Equivalents, (ii) any notes or other obligations received by the Issuers or any Subsidiary from the transferee in connection with an Asset Sale that are immediately converted into cash (to the extent of the cash received) and (iii) up to an aggregate of $10 million in fair market value of Investment Grade Debt issued by a transferee of assets in connection with Asset Sales effected subsequent to the date of the New Indenture. The fair market value of any Permitted Asset Sale Consideration received by the Issuers or its Subsidiaries in connection with an Asset Sale shall be determined by Consoltex's Board of Directors and shall cease to be counted towards the aggregate limitations referred to in clause (iii) to the extent such consideration is reduced to cash. In no event shall the amount of outstanding Permitted Asset Sale Consideration be reduced by the value of any security or other instrument that has been written off by Consoltex or its Subsidiaries.

         "Permitted Junior Securities" means equity securities or subordinated securities of either Issuer, any Guarantor or any successor to either Issuer or any Guarantor, as the case may be, with respect to Senior Debt of such Issuer or Guarantor (or such successor) that, in the case of any such subordinated securities, are subordinated in right of payment to all Senior Debt of such Issuer or Guarantor (or such successor) that may be outstanding to substantially the same extent as, or to a greater extent than, the New Notes are so subordinated.

         "Permitted Liens" means (a) Liens securing Senior Debt of the Issuers or any Guarantor so long as such Senior Debt is permitted by the New Indenture to be incurred; (b) Liens in favor of the Issuers or any Guarantor; (c) Liens on property of a person existing at the time such person is amalgamated, merged into or consolidated with Consoltex or any of its Subsidiaries; provided that such Liens were in existence prior to the contemplation of such amalgamation, merger or consolidation; (d) Liens on property existing at the time of acquisition thereof by Consoltex or any of its Subsidiaries; provided that such Liens were in existence prior to the contemplation of such acquisition; (e) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;
(f) Liens existing on the date of the New Indenture; (g) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; and (h) Liens incurred in the ordinary course of business of Consoltex or any of its Subsidiaries with respect to obligations that do not exceed $10 million at any one time outstanding and that (i) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (ii) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by Consoltex or any of its Subsidiaries.

         "Principals" means American Industrial Partners Capital Fund II, L.P., a Delaware limited partnership, and its Affiliates.

         "Receivable" means any right of a person or entity to payment for goods sold or leased or for services rendered no matter how evidenced, including, but not limited to, chattel paper, instruments, accounts receivable, contract rights, notes, drafts, acceptances, and other forms of obligations and receivables, together with all interest of such person or entity in any and all goods, the sale or lease of which shall have given or shall give rise to, and in any and all guarantees and other property securing the payment of or performance under, any such right to payment and all proceeds of any of the foregoing.

         "Receivables Financing" means (i) the sale or other disposition of Receivables arising in the ordinary course of business, but only in connection with the compromise or collection thereof or (ii) the sale or other disposition of Receivables arising in the ordinary course of business to a Receivables Subsidiary followed by a financing transaction in connection with such sale or disposition of such Receivables.

         "Receivables Subsidiary" means a direct or indirect Subsidiary of Consoltex exclusively engaged in Receivables Financings and activities reasonably related thereto.

         "Reference Date" means September 30, 1993.

         "Related Party" with respect to any Principal means (A) any controlling stockholder, 80% (or more) owned Subsidiary, or spouse or immediate family member (in the case of an individual) of such Principal or
(B) trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or persons beneficially holding an 80% or more controlling interest of which consist of such Principal and/or such other persons referred to in the immediately preceding clause (A).

         "Restricted Guarantor" means a direct Wholly Owned Subsidiary of either Issuer or any Guarantor organized under the laws of a jurisdiction within the United States that (i) is created solely for the purpose of acquiring and owning a direct Foreign Subsidiary and (ii) is prohibited from (A) engaging in any business other than the holding of the capital stock of such Foreign Subsidiary and ancillary activities related thereto or (B) granting a security interest to any person in any capital stock of such Foreign Subsidiary.

         "Royalton Subsidiaries" means each of Royalton Mexicana, S.A. de C.V. and Royalton de Mexico, S.A. de C.V., and any successors thereto. Royalton Subsidiaries shall not be included in the definition of Subsidiaries for any purposes of the New Indenture (except, as the context may otherwise require, for purposes of the definition of "Unrestricted Subsidiary").

         "Senior Debt" means (i) the Obligations in respect of the Credit Agreement and (ii) any other Indebtedness permitted to be incurred by the Issuers or a Guarantor, as the case may be, under the terms of the New Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinate in right of payment to the New Notes. Notwithstanding anything to the contrary in the foregoing, Senior Debt shall not include (v) the Existing Notes, (w) any liability for federal, state, local or other taxes owed or owing by the Issuers or a Guarantor, as the case may be, (x) any Indebtedness of the Issuers or a Guarantor, as the case may be, to any of their respective Subsidiaries or other Affiliates, (y) any trade payables, other than trade payables of Consoltex International Inc. or any other converter designated as such by the Issuers up to an aggregate amount of $15 million at any one time outstanding, or (z) any Indebtedness that is incurred in violation of the New Indenture.

         "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article I. Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such regulation is in effect on the date hereof.

         "Special Contributions" means the cash contribution of US$11,587,000 from Holdings to any of the Issuers, US$9,464,000 of which was contributed to Holdings by American Industrial Partners Capital Fund II, L.P., and US$2,123,000 of which was contributed to Holdings by Les Gantiers Holding B.V.

         "Subordinated Indebtedness" means (1) the Existing Notes, and (2) any Indebtedness that is subordinated to the New Notes.

         "Subsidiary" of any person means any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of that person or a combination thereof. Unrestricted Subsidiaries shall not be included in the definition of Subsidiaries for any purposes of the New Indenture (except, as the context may otherwise require, for purposes of the definition of Unrestricted Subsidiary").

         "Tangible Assets" with respect to any person means the consolidated assets of such person determined in accordance with GAAP, except that there shall be deducted therefrom all intangible assets (including goodwill and any other intangibles determined in accordance with GAAP).

          "Unrestricted Subsidiary" means (1) any Subsidiary of Consoltex
(a) which at the time of determination shall be an Unrestricted Subsidiary (as designated by the Board of Directors of Consoltex up as provided below) and (b) all the Indebtedness of which shall be nonrecourse to Consoltex and its Subsidiaries other than its Unrestricted Subsidiaries, (2) any Subsidiary of an Unrestricted Subsidiary and (3) any Royalton Subsidiary; provided that notwithstanding clause (l)(b) above, Consoltex or a Subsidiary of Consoltex may guarantee, endorse, agree to provide funds for the payment or maintenance of, or otherwise become directly or indirectly liable with respect to, Indebtedness of an Unrestricted Subsidiary but only to the extent that Consoltex or such Subsidiary could make an Investment in such Unrestricted Subsidiary pursuant to the "Restricted Payments" covenant and any such guarantee, endorsement or agreement shall be deemed an incurrence of Indebtedness by Consoltex for purposes of the "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant. The Board of Directors of Consoltex may designate any newly acquired or newly formed Subsidiary (but not any other Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any other Subsidiary of Consoltex which is not an Unrestricted Subsidiary. The Board of Directors of Consoltex may designate any Unrestricted Subsidiary to be a Subsidiary of the Issuers; provided, however, that immediately after giving effect to such designation (x) the Issuers could incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock" after giving pro forma effect to such Unrestricted Subsidiary's Indebtedness as if it had been incurred at the beginning of the applicable four-quarter period and (y) no Default shall have occurred and be continuing. Any such designation by the Board of Directors of Consoltex shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Issuers giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

         "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding principal amount of such Indebtedness into (b) the sum of the products obtained by multiplying (x) the amount of each then remaining instalment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (y) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment.

         "Wholly Owned Subsidiary" of any person means a Subsidiary of such person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such person or by one or more Wholly Owned Subsidiaries of such person or by such person and one or more Wholly Owned Subsidiaries of such person.




              CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

         The following is, as of the date hereof, a summary of the principal Canadian federal income tax consequences to a holder of Existing Notes who exchanges all of its Existing Notes for either New Notes or New Notes and cash in accordance with the terms of this Offering Circular and who, for the purposes of the Income Tax Act (Canada) (the "ITA") and any relevant tax treaty and at all relevant times, is not and is not deemed to be resident in Canada (a "Non-Resident Holder"). This summary is based on the current provisions of the ITA and the regulations thereunder, the current published administrative practices of the Canada Customs and Revenue Agency and all specific proposals to amend the ITA and the regulations announced by or on behalf of the Minister of Finance prior to the date hereof. This summary does not otherwise take into account or anticipate changes in the law or administrative practice whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation. This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of Existing Notes or prospective holder of New Notes. Accordingly, holders of Existing Notes are urged to consult their own tax advisers with respect to the Canadian federal and provincial tax consequences of an exchange of Existing Notes and the holding of New Notes.

         For the purpose of the ITA all amounts in U.S. dollars or other non-Canadian currency that relate to the acquisition, holding or disposition of a note including interest, adjusted cost base, premium, price and proceeds of disposition (including transfer, exchange or redemption) must be converted into Canadian dollars based on the exchange rate prevailing at the time such events arise.

Exchange of Existing Notes

         The exchange of each $1,000 principal amount of Existing Notes for either (i) $935 principal amount of New Notes or (ii) $573.63 principal amount of New Notes and $46.38 in cash is a disposition of the Existing Notes for the purposes of the ITA. However, taxes generally will not be payable under the ITA on such a disposition by a Non-Resident Holder who does not use or hold and is not deemed to use or hold the Existing Notes in carrying on business in Canada for the purposes of the ITA, except that in certain circumstances Non-Resident Holders who are insurers carrying on an insurance business in Canada and elsewhere may be subject to such taxes. The payment of either (i) $55 principal amount of New Notes or (ii) $33.74 principal amount of New Notes to a Non-Resident Holder with whom the Issuers deal at arm's length within the meaning of the ITA in satisfaction of accrued and unpaid interest on each $1,000 principal amount of Existing Notes through the date of the Exchange Offer will generally be exempt from Canadian withholding tax. For the purposes of the ITA, related persons (as defined in the ITA) are deemed not to deal at arm's length, and it is a question of fact whether persons not related to each other deal at arm's length.

Interest and Other Payments on New Notes

         For the purposes of the ITA, interest will include interest paid by way of the issuance of additional New Notes, Liquidated Damages paid due to a Ratings Default and, in most circumstances, the amount by which any Change of Control Payment exceeds the principal amount of New Notes repurchased by the Issuers. The payment by the Issuers of principal, premium, if any, and interest to a Non-Resident Holder with whom the Issuers deal at arm's length will generally be exempt from Canadian withholding tax. However, interest paid on New Notes that are issued after January 30, 2004 will not qualify for such exemption and where that interest on such New Notes is paid or credited by Consoltex to a Non-Resident Holder Canadian withholding tax will apply at the rate of 25%, subject to reduction under the provisions of an applicable income tax treaty. In addition, if interest owing by Consoltex USA, based on the agreed to allocation of the indebtedness under the New Notes as between Consoltex and Consoltex USA, were paid or credited by Consoltex to a Non-Resident Holder, Canadian withholding tax would apply at the rate of 25%, subject to reduction under the provisions of an applicable income tax treaty. For instance, such interest paid to a person who is a resident of the United States for the purposes of the Canada-United States Tax Convention (the "U.S. Tax Treaty") will generally qualify for a reduction of such withholding tax to 10%, provided such person does not carry on business in Canada through a permanent establishment or fixed base in respect of which the New Notes on which such interest is paid are effectively connected. Where Canadian withholding tax is applicable, a Non-Resident Holder may be entitled to additional payments by the Issuers in accordance with section 4.17 of the New Indenture.

The following two additional exemptions from Canadian withholding tax may also be relevant to a qualifying Non-Resident Holder. Interest on New Notes will be exempt from Canadian withholding tax provided that such interest is paid or credited, or deemed to be paid or credited, to a Non-Resident Holder that deals at arm's length with Consoltex and who has been issued a certificate of exemption under subsection 212(14) of the ITA which certificate is in force on the date such interest is paid or credited. In addition, interest on New Notes that is paid or credited, or deemed to be paid or credited, to a Non-Resident Holder that is not related to Consoltex will be exempt from Canadian withholding tax provided that at the time the interest is so paid or credited such Non-Resident Holder is a trust, company, organization or other arrangement described in Article XXI(2) of the U.S. Tax Treaty and such income is not income of the trust, company, organization or other arrangement from carrying on a trade or business.

Dispositions of New Notes

         Generally, no other taxes on income (including taxable capital gains) will be payable under the ITA in respect of the holding, redemption or disposition of the New Notes by a Non-Resident Holder who does not use or hold and is not deemed to use or hold the New Notes in carrying on business in Canada for the purposes of the ITA, except that in certain circumstances Non-Resident Holders who are insurers carrying on an insurance business in Canada and elsewhere may be subject to such taxes.

         However, where a Non-Resident Holder acquires a New Note that is issued after January 30, 2004, and assigns or otherwise transfers such New Note to a person resident in Canada, including Consoltex on a redemption by it of New Notes, or to certain non-resident persons who carry on business in Canada any amount by which the assignment or transfer price exceeds the issue price of such New Note shall in certain circumstances be deemed to be a payment of interest to the Non-Resident Holder for the purposes of the ITA. In addition, any amount of interest accrued and unpaid on such a New Note at the time of such assignment or transfer shall in certain circumstances be deemed to have been paid to the Non-Resident Holder for the purposes of the ITA. In any of these circumstances, the comments made above regarding the application of Canadian withholding tax on interest will apply. Where Canadian withholding tax is applicable on a redemption by Consoltex of New Notes issued after January 30, 2004, a Non-Resident Holder may be entitled to additional payments by the Issuers in accordance with section 4.17 of the New Indenture. However, additional amounts would not be payable in respect of Canadian withholding tax where New Notes issued after January 30, 2004 are disposed of to a person other than an Issuer.




          CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following is a summary of certain Federal income tax considerations generally applicable to (i) holders that exchange their Existing Notes for either New Notes or New Notes and cash pursuant to the Exchange Offer and (ii) holders that determine not to participate in the Exchange Offer and, in connection therewith, the adoption of the Proposed Amendments. This summary is based upon existing Federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of Federal income taxation which may be important to particular holders in light of their specific circumstances, such as investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and foreign persons) or to persons that hold their Existing Notes or will hold their New Notes as part of a straddle, hedge, conversion, synthetic security, or constructive sale transaction for Federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, or foreign tax considerations. This summary assumes that holders have held their Existing Notes and will hold their New Notes as "capital assets" (generally, property held for investment) under the Internal Revenue Code (the "Code"). Each holder is urged to consult his tax advisor regarding the Federal, state, local, and foreign income and other tax consequences of (i) exchanging Existing Notes for either New Notes or New Notes and cash pursuant to the Exchange Offer or (ii) determining not to participate in the Exchange Offer and the implications of the adoption of the Proposed Amendments.

General Considerations

         Recapitalization Treatment. The qualification of the exchange of Existing Notes for New Notes (or New Notes and cash), as described below under the heading "Tendering Holders" (or the exchange of Existing Notes for "New Existing Notes," as described further below under the heading "Nontendering Holders") as a tax-free "recapitalization" for Federal income tax purposes depends upon, under applicable case law principles, (i) whether both the Existing Notes and New Notes (or New Existing Notes) constitute "securities" for Federal income tax purposes and, even if such instruments are "securities," and (ii) whether, or the extent to which, an existing, co-issued debt instrument, such as the Existing Notes, retired in exchange for a new debt instrument issued by the same co-issuers of the existing debt instrument, such as the New Notes (or New Existing Notes), qualifies as a tax-free "recapitalization." In the case of the exchange of Existing Notes for New Notes (or New Notes and cash), we believe that, on balance, such exchange should qualify as a tax-free (or partially tax-free) recapitalization for Federal income tax purposes. In the case of the exchange of New Notes for New Existing Notes, we believe that, on balance, such exchange will likely be subject to treatment as a taxable exchange for Federal income tax purposes.

         Liquidated Damages. We believe that the likelihood that Liquidated Damages will become payable due to a Ratings Default is remote. Accordingly, we intend to take the position that if such amounts become payable, such amounts will be taxable to holders as ordinary income, in accordance with their method of accounting for Federal income tax purposes. The Internal Revenue Service may take a different position, however, which could affect the timing of holders' income inclusion and our deduction with respect to such Liquidated Damages and could also affect the character (i.e., ordinary income or loss vs. capital gain or loss) of the income or loss recognized upon the disposition of New Notes.

Tendering Holders

         Exchange of Existing Notes for New Notes - Tax-free Recapitalization Treatment. If the exchange qualifies as a tax-free recapitalization, a holder who elects to exchange Existing Notes for New Notes will generally (i) not recognize any gain or loss as a result of such exchange (other than New Notes attributable to accrued but unpaid interest on the Existing Notes), (ii) have a holding period for the New Notes (other than New Notes attributable to accrued but unpaid interest on the Existing Notes) that includes the holding period of the Existing Notes, and (iii) have a tax basis in the New Notes (other than New Notes attributable to accrued but unpaid interest on the Existing Notes) equal to the adjusted tax basis in the Existing Notes tendered in exchange therefor.

         Exchange of Existing Notes for New Notes and Cash - Partially Tax-free Recapitalization Treatment. If the exchange qualifies as a tax-free recapitalization, a holder who elects to exchange Existing Notes for New Notes (other than New Notes attributable to accrued but unpaid interest on the Existing Notes) and cash will generally (i) not recognize loss, but will recognize gain, if any, on the Existing Notes so exchanged in an amount equal to the lesser of the amount of (x) gain "realized" (i.e., the excess, if any, of the aggregate stated principal amount of the New Notes (other than New Notes attributable to accrued but unpaid interest on the Existing Notes) plus cash received over the adjusted tax basis in the Existing Notes tendered in exchange therefor) or (y) cash received,
(ii) have a holding period for the New Notes (other than New Notes attributable to accrued but unpaid interest on the Existing Notes) that includes the holding period of the Existing Notes, and (iii) have a tax basis in the New Notes (other than New Notes attributable to accrued but unpaid interest on the Existing Notes) received equal to the adjusted tax basis in the Existing Notes tendered in exchange therefor, decreased by the cash received, and increased by an amount of gain recognized, if any, on the exchange. Except to the extent of the portion of gain attributable to accrued but unrecognized market discount on the Existing Notes, any such gain recognized by a holder pursuant to the Exchange Offer will be capital gain, and will be long-term if the Existing Notes have been held for more than one year. In the case of any particular holder, an Existing Note will have accrued but unrecognized market discount if the holder (x) purchased such note at a market discount in excess of a statutorily-defined de minimis amount and (y) determined not to include market discount in income on a current basis.

         Exchange of Existing Notes for New Notes or New Notes and Cash - Taxable Treatment. If the exchange does not qualify as a tax-free recapitalization, a holder will recognize gain or loss in an amount equal to the difference between (1) the aggregate amount of the stated principal amount of the New Notes (other than the portion of the New Notes attributable to accrued but unpaid interest on the Existing Notes) plus cash received and (2) such holder's adjusted tax basis in the Existing Notes tendered in exchange therefor. Any such gain or loss will be capital gain (except to the extent of the portion of gain attributable to accrued but unrecognized market discount on the Existing Notes) or loss, and will be long-term if the Existing Notes have been held for more than one year. See the immediately preceding paragraph for a description of accrued but unrecognized market discount on Existing Notes. In addition, the deductibility of capital loss may be subject to limitations for Federal income tax purposes.

         Portion of New Notes Allocable to Accrued But Unpaid Interest on Existing Notes. We intend to treat, for Federal income tax purposes, the portion of the stated principal amount of the New Notes that is attributable to the accrued but unpaid interest on the Existing Notes (see "The Exchange Offer and Consent Solicitation - The Exchange Offer") as a payment in satisfaction of such accrued but unpaid interest. Under this treatment, (i) such accrued but unpaid interest will be includible in the taxable income of holders who have not previously included such interest in their taxable income, (ii) the portion of the stated principal amount of the New Notes that is attributable to the accrued but unpaid interest on the Existing Notes will have a tax basis equal to such stated principal amount, and (iii) the holding period of the New Notes will commence with the date of their issuance.

New Notes

         Original Issue Discount. Because the terms of the New Notes provide that, in respect of certain interest payment dates, we may elect to make payments of interest by issuing additional New Notes ("PIK Notes") rather than making such interest payments in cash, the New Notes will be issued with original issue discount for Federal income tax purposes. Consequently, holders will be required to include original issue discount in ordinary income over the period that they hold the New Notes in advance of the receipt of cash attributable thereto. In general, in the event that we determine not to exercise our election to issue PIK Notes, the amount of original issued discount includible in income during a complete taxable year should be equal to the amount of scheduled interest payments made in cash during such year.

         The amount of original issue discount on the New Notes will be equal to the excess of (i) the sum of the principal amount due at maturity on the New Notes plus all scheduled interest payments thereon over (ii) the issue price of the New Notes. The amount of original issue discount to be included in income will be determined using a constant yield method. Any amount of discount included in income will increase a holder's adjusted tax basis in the New Notes and any payments of interest in cash will decrease such holder's adjusted tax basis in the New Notes.

         If we elect to issue PIK Notes, the New Notes would be deemed "reissued," solely for purposes of calculating original issue discount includible in income for the then remaining term of the New Notes, on the first interest payment date in respect of which the PIK Note payment election is made and may be deemed to be reissued on each subsequent interest payment date that such election is made. In the case of any deemed reissuance, the amount of original issue discount on the New Notes for the then remaining term to maturity would be equal to the excess of (i) the sum of the principal amount due at maturity on the New Notes (including any PIK Notes) and all remaining scheduled interest payments due thereon over (ii) the adjusted issue price of the New Notes (including the PIK Notes).

         We will report annually to the Internal Revenue Service and to record holders information with respect to the amount of original issue discount accruing during the calendar year.

         Market Discount. A holder should be aware that a subsequent sale or other disposition of New Notes may be affected by the market discount provisions of the Code. These rules generally provide that if a holder of Existing Notes purchased such notes at a market discount in excess of a statutorily-defined de minimis amount, and exchanges Existing Notes for New Notes (or New Notes and cash) in a tax-free recapitalization, as described above, and thereafter recognizes gain upon a disposition (including a partial redemption) of New Notes received in exchange for such Existing Notes, the lesser of such gain or the portion of the market discount that accrued while Existing Notes and New Notes were held by such holder will be treated as ordinary interest income at the time of disposition. The market discount rules also provide that a holder who acquires New Notes at a market discount may be required to defer a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry New Notes until the holder disposes of such notes in a taxable transaction. If a holder of New Notes elects to include market discount in income currently, both of the foregoing rules would not apply.

         Amortizable Bond Premium. Generally, if the tax basis of a debt obligation exceeds the stated principal amount due at maturity, a holder may elect to treat such excess as "amortizable bond premium," in which case the amount required to be included in income each year with respect to interest on the obligation will be reduced by the amount of amortizable bond premium allocable to such year, determined on the basis of a constant yield method. Any election to amortize bond premium applies to all taxable debt obligations held at the beginning of the first taxable year to which the election applies or acquired thereafter, and may not be revoked without the consent of the Internal Revenue Service.

         Disposition. Except to the extent of accrued but unrecognized market discount as described above, a holder will generally recognize capital gain or loss upon the sale, exchange, or other taxable disposition of the New Notes in an amount equal to the difference between (x) the amount realized by such holder (less any amount attributable to accrued and unpaid interest not previously included in income, which will be treated as ordinary interest income) and (y) such holder's adjusted tax basis in the New Notes. Any such gain or loss will be long-term if the New Notes have been held for more than one year. The deductibility of capital loss may be subject to limitations for Federal income tax purposes.

Nontendering Holders

         Generally, the modification of a debt instrument will be treated, for Federal income tax purposes, as a "deemed" exchange of an old debt instrument for a new debt instrument if such modification is "significant" as determined for Federal income tax purposes. In the case of the adoption of the Proposed Amendments, we believe that the adoption of such amendments should constitute a "significant modification" of the terms of the Existing Notes for Federal income tax purposes, thereby resulting in a deemed exchange of Existing Notes for New Existing Notes for such purposes.

         The deemed exchange of Existing Notes for New Existing Notes will be a taxable event to nontendering holders provided that the New Existing Notes do not constitute "securities" for Federal income tax purposes. We believe that, in light of the relatively short term to maturity that the New Existing Notes would have, the New Existing Notes will likely not constitute "securities" under applicable case law precedent. Under this treatment, a nontendering holder will recognize capital gain or loss in an amount equal to the difference between the stated principal amount of the New Existing Notes deemed received and the nontendering holder's adjusted tax basis in the Existing Notes deemed tendered in exchange therefor, provided that any such gain attributable to accrued but unrecognized market discount on the Existing Notes would be subject to tax as ordinary income. See the "- Tendering Holders - Exchange of Existing Notes for New Notes and Cash - Partially Tax-free Recapitalization Treatment" for a description of accrued but unrecognized market discount on the Existing Notes.

         If the New Existing Notes constitute "securities" for Federal income tax purposes, the deemed exchange of Existing Notes for New Existing Notes by nontendering holders should be treated, for Federal income tax purposes, as a tax-free recapitalization, in which case nontendering holders will generally have the same Federal income tax consequences as the holders who participate in the Exchange Offer described above under the caption " - Tendering Holders - Exchange of Existing Notes for New Notes - Tax-free Recapitalization Treatment."

Federal Income and Alternative Minimum Tax Consequences to Us

         Cancellation of Indebtedness Income. The Issuers will generally recognize cancellation of indebtedness income, for Federal income and alternative minimum tax purposes, in an amount equal to the excess of (x) the sum of (1) the stated principal amount of the Existing Notes plus (2) the excess of the accrued but unpaid interest on the Existing Notes over the portion of the New Notes attributable to such accrued but unpaid interest over (y) the stated principal amount of the New Notes (exclusive of the portion of New Notes attributable to accrued but unpaid interest on the Existing Notes). Any cancellation of indebtedness income will be excludible from our Federal regular, and alternative minimum, taxable income if, and to the extent that, we are "insolvent" for Federal income tax purposes. Any cancellation of indebtedness income in excess of the insolvency exclusion may be offset by our available net operating losses to the extent not otherwise limited under the applicable provisions of the Code. In addition, even if net operating losses are generally available for such purposes, additional limitations apply to the use of net operating losses in connection with determining our Federal alternative minimum tax liability. No assurances can be given that either the insolvency exclusion or net operating loss deductions will be available to reduce potential Federal income and alternative minimum tax liability arising from cancellation of indebtedness income recognized in the exchange. Cancellation of indebtedness income recognized by Consoltex will generally be includible in income for U.S. federal income tax purposes only to the extent that Consoltex has earnings and profits for U.S. federal income tax purposes.

         High Yield Discount Obligation Rules. The New Notes will be subject to the "high yield discount obligation" rules (the "HYDO Rules") for Federal income tax purposes if, as anticipated, the yield to maturity of the New Notes is greater than the sum of the applicable Federal rate (the "AFR") plus five percentage points. If the HYDO Rules apply, Consoltex USA will not be entitled to claim an interest expense deduction in respect of accrued original issue discount on the New Notes until such accrued original discount is paid in cash. In addition, to the extent that the yield to maturity of the New Notes exceeds the sum of the AFR plus six percentage points ("Excess Yield"), Consoltex USA will not be entitled to claim any interest expense deduction, for Federal income tax purposes, that is attributable to such Excess Yield even though such interest may be paid in cash on a current basis.




                  INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

         The consolidated balance sheets of Consoltex Holdings, Inc. as of December 31, 2000, and the related consolidated statements of operations and comprehensive income, shareholder's equity and cash flows for the three months ended December 31, 2000 of Consoltex Holdings, Inc. and for the nine months ended September 30, 2000 of Consoltex Inc., included in this Offering Circular, have been audited by Deloitte & Touche LLP, independent auditors, to the extent and for the periods indicated in their report thereon. The consolidated balance sheet of Consoltex Group Inc. as at December 31, 1999 and the consolidated statements of operations and comprehensive income, shareholder's equity and cash flows for each of the years in the two-year period ended December 31, 1999, included in this Offering Circular, have been audited by PricewaterhouseCoopers LLP, independent auditors, to the extent and for the period indicated in their report thereon. Such financial statements have been included in this Offering Circular in reliance on the reports of Deloitte & Touche LLP and PricewaterhouseCoopers LLP.




                      INDEX TO FINANCIAL STATEMENTS

Consolidated Balance Sheets (Unaudited) at September 30, 2001 and
         December 31, 2000.......................................................F-2
Consolidated Statements of Operations and Comprehensive
         Income (Unaudited) for the three and nine months
         ended September 30, 2001 and 2000.......................................F-3
Consolidated Statements of Cash Flows (Unaudited) for the
         three and nine months ended September 30, 2001 and 2000.................F-4
Notes to Interim Consolidated Financial Statements (Unaudited)...................F-5
Independent Auditors' Reports....................................................F-9
Consolidated Balance Sheets (Audited) at December 31, 2000 and 1999.............F-11
Consolidated Statements of Operations and Comprehensive Income
         (Audited)for the years ended December 31, 2000, 1999 and 1998..........F-12
Consolidated Statements of Shareholders Equity (Audited) for
          the years ended December 31, 2000, 1999, 1998 and 1997 ...............F-13
Consolidated Statements of Cash Flows (Audited) for the years ended
         December 31, 2000, 1999 and 1998.......................................F-14
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)............................F-16


                         CONSOLTEX HOLDINGS, INC.

 CONSOLIDATED BALANCE SHEETS (UNAUDITED) AT SEPTEMBER 30, 2001 AND DECEMBER 31, 2000
81

(in thousands of U.S. dollars)                                          September 30, 2001        December 31, 2000
----------------------------------------------------------------------- ------------------------- -----------------------
----------------------------------------------------------------------- ------------------------- -----------------------
Current assets
   Cash and cash equivalents                                                    $   2,159                 $   1,252
   Accounts receivable and prepaid expenses, net of allowance for
      doubtful accounts of $5,037 (2000-$6,369)                                    38,034                    48,110
   Inventories (Note 2)                                                            52,066                    66,456
   Other assets                                                                       871                     1,959
   Current portion of deferred income tax assets (Note 5)                             865                        --
----------------------------------------------------------------------- ------------------------- -----------------------
----------------------------------------------------------------------- ------------------------- -----------------------
                                                                                   93,995                   117,777

Fixed assets                                                                       90,108                    99,257
Goodwill                                                                          116,552                   124,670
Other assets                                                                        1,362                     2,018
Deferred income tax assets (Note 5)                                                 6,061                     1,625
----------------------------------------------------------------------- ------------------------- -----------------------
----------------------------------------------------------------------- ------------------------- -----------------------

Total assets                                                                     $308,078                  $345,347

                                                                        ------------------------- -----------------------
                                                                        ------------------------- -----------------------
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities
   Bank loans (Note 3)                                                           $ 41,219                  $ 43,407
   Accounts payable and accrued liabilities                                        47,431                    57,433
   Income and other taxes payable                                                   4,229                     3,083
   Current portion of long-term debt                                               53,156                    57,500
   Current portion of other long-term liabilities                                   2,211                     3,893
   Current portion of deferred income tax liabilities (Note 5)                          -                     1,050
----------------------------------------------------------------------- ------------------------- -----------------------
----------------------------------------------------------------------- ------------------------- -----------------------
                                                                                  148,246                   166,366

Long-term debt (Note 4)                                                           135,106                   122,179
Other long-term liabilities                                                         7,553                     7,756

Shareholder's equity
   Common stock, par value $0.01 per share;
     1,000 shares authorized and issued                                                 1                         1
   Contributed surplus (Note 4)                                                    86,912                    85,336
   Deficit                                                                        (68,393)                  (34,857)
   Accumulated other comprehensive loss                                            (1,347)                   (1,434)
----------------------------------------------------------------------- ------------------------- -----------------------
----------------------------------------------------------------------- ------------------------- -----------------------
                                                                                   17,173                    49,046
----------------------------------------------------------------------- ------------------------- -----------------------
--------------------------------------------------------------------- ------------------------- -----------------------

Total liabilities and shareholder's equity                                       $308,078                  $345,347
                                                                        ------------------------- -----------------------

See the accompanying notes to the interim consolidated financial statements.


                          CONSOLTEX HOLDINGS, INC.

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
     INCOME (UNAUDITED) FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER
                             30, 2001 AND 2000

                                               Consoltex   Consoltex Inc.        Consoltex        Consoltex Inc.
                                               Holdings,
                                                 Inc.                          Holdings, Inc.
                                             -----------------------------------------------------------------------
                                             -----------------------------------------------------------------------
                                              Three months ended September      Nine months ended September 30,
 (in thousands of U.S. dollars)                  2001           2000                2001               2000
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                                                                     Restated
                                                                                                     (Note 6)
Sales                                              $55,706          $83,211            $207,596            $285,750
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

Cost of sales                                       46,966           72,568             177,316             230,290
Selling and administrative expenses                  9,074           10,589              28,647              32,543
Foreign exchange loss                                4,025              965               3,737               3,086
Depreciation and amortization                        5,072            4,481              15,756              13,859
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                    65,137           88,603             225,456             279,778
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
(Loss) earnings from operations                    (9,431)          (5,392)            (17,860)               5,972
Other (income) expense                               (228)              416                 553               1,585
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                   (9,203)          (5,808)            (18,413)               4,387
Financing costs:
     Interest expense                                5,536            6,080              17,163              17,559
     Factor expense                                    202              466               1,118               1,358
     Amortization of deferred financing
     expenses                                          639              696               1,921               1,865
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                     6,377            7,242              20,202              20,782
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Loss before income tax                            (15,580)         (13,050)            (38,615)            (16,395)
Income tax recovery (Note 5)                       (1,184)          (2,777)             (5,079)             (1,874)
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Net loss                                          (14,396)         (10,273)            (33,536)            (14,521)

Effect of changes in exchange rates
during the period on net investment in
subsidiaries having a functional
currency other than  the U.S. dollar                 1,910              473                  87               (115)
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Comprehensive loss                               $(12,486)         $(9,800)           $(33,449)           $(14,636)
                                             -----------------------------------------------------------------------


See the accompanying notes to the interim consolidated financial statements.





                          CONSOLTEX HOLDINGS, INC.

         CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) FOR THE
          THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000


                                                     Consoltex                            Consoltex
                                                   Holdings, Inc.     Consoltex Inc.     Holdings, Inc.    Consoltex Inc.
                                                   ---------------- ------------------- ----------------- ------------------
                                                   ------------------------------------ ------------------------------------
                                                   Three months ended September 30,     Nine months ended September 30,
(in thousands of U.S. dollars)                          2001               2000               2001              2000
-------------------------------------------------- ---------------- ------------------- ----------------- ------------------
-------------------------------------------------- ---------------- ------------------- ----------------- ------------------
                                                                                                              Restated
                                                                                                              (Note 6)
Cash flows from (used in) operating activities:
   Net loss                                            $(14,396)           $(10,273)        $(33,536)            $(14,521)
   Adjustments to reconcile net loss to net cash
    flows from (used in) operating activities:
    Depreciation and amortization                         5,072               4,481           15,756               13,859
    Amortization of deferred financing expenses             639                 696            1,921                1,865
    Foreign exchange loss                                 5,432               1,320            3,900                1,813
    Deferred income tax recovery                         (1,795)             (2,261)          (6,146)              (2,943)
    (Decrease) increase in long-term liabilities           (100)                 30              139                  413
    Other                                                  (352)                  -               99                  426

Changes in -
   Accounts receivable and prepaid expenses               7,460               4,528            9,154               (5,871)
   Inventories                                            5,041              (1,974)          12,954               (5,195)
   Accounts payable and accrued liabilities                 983              12,999           (7,298)              16,190
   Income taxes payable                                      58                 271            1,303                  962
-------------------------------------------------- ---------------- ------------------- ----------------- ------------------
-------------------------------------------------- ---------------- ------------------- ----------------- ------------------
Cash flows from (used in) operating activities            8,042               9,817           (1,754)               6,998

Cash flows from (used in) investing activities:
   Purchase of fixed assets, net                           (789)             (2,169)          (4,350)              (8,040)
   Proceeds on sale of fixed assets                         976                   -            2,847                  850
-------------------------------------------------- ---------------- ------------------- ----------------- ------------------
-------------------------------------------------- ---------------- ------------------- ----------------- ------------------
Cash flows from (used in) investing activities:             187              (2,169)          (1,503)              (7,190)

Cash flows (used in) from financing activities:
   (Decrease) increase in bank loans                     (7,517)             (5,036)          (1,459)               6,221
   Proceeds from issuance of long-term debt               2,000                   -           12,110                    -
   Payments of long-term debt                              (844)             (1,750)          (4,344)              (5,250)
   Decrease in other long-term liabilities                  (69)             (1,098)          (1,878)              (3,463)
   (Increase) decrease in other assets                     (192)                 96             (265)                 143
-------------------------------------------------- ---------------- ------------------- ----------------- ------------------
-------------------------------------------------- ---------------- ------------------- ----------------- ------------------
Cash flows (used in) from financing activities:          (6,622)             (7,788)           4,164               (2,349)

Increase (decrease) in cash                               1,607                (140)             907               (2,541)
-------------------------------------------------- ---------------- ------------------- ----------------- ------------------
-------------------------------------------------- ---------------- ------------------- ----------------- ------------------
Cash:
   At the beginning of period                               552                 568            1,252                2,969
-------------------------------------------------- ---------------- ------------------- ----------------- ------------------
-------------------------------------------------- ---------------- ------------------- ----------------- ------------------
   At the end of the period                            $  2,159              $  428         $  2,159              $   428
                                                   ---------------- ------------------- ----------------- ------------------


See the accompanying notes to the interim consolidated financial statements.



                          CONSOLTEX HOLDINGS, INC.

       NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

          (in thousands of U.S. dollars, unless otherwise noted)

1.       NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The Company and basis of presentation of the financial statements

Consoltex Holdings, Inc. (the "Company") is a North American textile and packaging company with activities divided between two business segments, its Polypropylene and Textile Operations, located in the United States, Canada, Mexico and Costa Rica. The Company is vertically integrated from the production of yarn, in its Polypropylene Operations, through to weaving, dyeing, printing, finishing and coating, as well as production of end products such as bulk bags and small bags. It also conducts its own research and development and maintains its own sales, marketing and distribution network throughout North America.

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. These principles are applied on a basis consistent with those reflected in the December 31, 2000 consolidated financial statements and related notes on Form 10-K filed with the Securities and Exchange Commission. In the opinion of management, the interim consolidated financial statements contain all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial results of operations for the interim periods presented. Certain items are included in these statements based on estimates and may not be indicative of results for future periods. Certain notes have been condensed or omitted from these interim consolidated financial statements, therefore, these statements should be read in conjunction with the December 31, 2000 consolidated financial statements on Form 10-K.

On January 1, 2000, Consoltex Inc., a subsidiary of Consoltex Group Inc., the previous reporting entity, was wound-up into Consoltex Group Inc. Consoltex Group Inc. subsequently changed its name to Consoltex Inc.

Change in Control

Immediately after the end of the third quarter of 2000, Consoltex Inc. entered into a series of transactions which constitute a change in control of Consoltex Inc. (the "Change in Control"). American Industrial Partners Capital Fund II, L.P. ("AIP"), exercised its option (the "Option") to purchase 3,140,000 Multiple Voting Shares of Consoltex Inc. (the "Shares") from Les Gantiers Holding B.V. ("LGH"), constituting 51.33% of the voting interest in Consoltex Inc. Immediately prior to AIP's exercise of the Option, AIP held securities representing the right to vote 48.67% of the total votes attributable to the outstanding securities of Consoltex Inc. Immediately after the exercise of the Option, AIP held securities representing the right to vote 100% of the total votes attributable to the outstanding securities of Consoltex Inc. As a result, AIP's total cost of its investment in Consoltex Inc. of $85,337 was pushed down to Consoltex Inc. and its subsidiaries.

As part of the Change in Control, Consoltex Inc. sold all of the capital stock of Consoltex (USA) Inc., its wholly-owned subsidiary, to its parent, the Company. As a result, the consolidated financial statements of the Company are presented for periods subsequent to October 2, 2000, as they represent the most meaningful information for investors and include the same operating entities as the consolidated financial statements of Consoltex Inc. prior to October 2, 2000. The accounting policies of the Company are consistent with those of Consoltex Inc.

The Change in Control that occurred on October 2, 2000 resulted in the push-down of AIP's cost to the assets and liabilities of each legal entity in the group based on their fair market value as of that date. The fair market value of the fixed assets was determined based on management estimates and on valuations performed by independent appraisers.

SIGNIFICANT EVENTS SUBSEQUENT TO DECEMBER 31, 2000

2.       INVENTORIES

                                                                Consoltex Holdings, Inc.
                                                    September 30, 2001        December 31, 2000
--------------------------------------------------- ------------------------- ------------------------
--------------------------------------------------- ------------------------- ------------------------

Raw materials                                                 $16,086                   $23,426
Work in process                                                15,836                    22,085
Finished goods                                                 25,164                    30,535
Spare parts                                                     3,299                     3,562
--------------------------------------------------- ------------------------- ------------------------
--------------------------------------------------- ------------------------- ------------------------
                                                               60,385                    79,608
Less reserves:

Raw materials                                                  (1,645)                   (2,134)
Work in process                                                  (239)                   (2,336)
Finished goods                                                 (6,284)                   (8,585)
Spare parts                                                      (151)                      (97)
--------------------------------------------------- ------------------------- ------------------------
--------------------------------------------------- ------------------------- ------------------------
                                                               (8,319)                  (13,152)
--------------------------------------------------- ------------------------- ------------------------
--------------------------------------------------- ------------------------- ------------------------
                                                              $52,066                   $66,456
                                                   ------------------------- ------------------------

3.       BANK LOANS

On September 10, 2001, the Company defaulted on the available liquidity covenant under its senior credit facility. On September 13, 2001, the Company entered into a forbearance agreement with its bankers, whereby the bankers agreed to forbear in the exercise of their remedies as a result of the default, to waive certain conditions precedent to the making of certain advances and to waive the application of the default rate of interest. The forbearance agreement terminates on November 30, 2001.

On September 30, 2001, the Company defaulted in the required quarterly principal payment of $1,750 under its senior credit facility, such failure constituting an event of default under the facility. On October 1, 2001, the Company entered into a second forbearance agreement with its bankers, whereby the bankers agreed to forbear in the exercise of their remedies as a result of the default, to waive certain conditions precedent to the making of certain advances and to waive the application of a default rate of interest. This forbearance agreement also terminates on November 30, 2001.

The Company is currently negotiating the renewal of the senior credit facility which terminates on December 31, 2001 and expects to have the senior credit facility extended.

4.       LONG-TERM DEBT AND SHAREHOLDER'S EQUITY

In January 2001, American Industrial Partners Capital Fund II, L.P., as the sole shareholder of the Company, contributed and assigned all the shares of the Company to its affiliate, AIP/CGI, Inc., a Delaware corporation.

During the first quarter of 2001, AIP/CGI, Inc., the Company's new parent, purchased $28,650 of the $120,000 outstanding Senior Subordinated Notes (the "Notes") on the open market. In April 2001, AIP/CGI, Inc. purchased an additional $6,000 of the Notes. Interest on the Notes is payable semi-annually on October 1 and April 1. The interest related to the acquired Notes amounted to $1,576 as of March 31, 2001. As a result, the Company recorded an equity contribution of $1,576, equivalent to the interest otherwise payable on the Notes owned by AIP/CGI, Inc. on March 31, 2001. The amount was credited to the contributed surplus account of the Company.

The Notes were jointly issued by Consoltex Inc. and Consoltex (USA) Inc., and are registered under the U.S. Securities Act of 1933, as amended. The Notes are unsecured, however, they are guaranteed by the Company and Consoltex (USA) Inc.'s subsidiaries.

During the third quarter of 2001, the Company issued $2,000 of 10.5% Debentures to AIP/CGI, Inc. for a total of $12,110 for the nine months ended September 30, 2001. These debentures are subordinated to the bank senior credit facilities. Interest is payable quarterly through the issuance of additional Debentures starting June 30, 2001. During the third quarter, the Company issued $372 of additional Debentures, for a total of $817 of additional Debentures year to date, to AIP/CGI Inc. and LGH. All the debentures are payable on October 15, 2003, or sooner if certain conditions are fulfilled.

5.       INCOME TAXES

Income tax benefit for the quarter and nine months ended September 30, 2001 was primarily comprised of deferred taxes. The provision for the quarter and nine months ended September 30, 2000 was primarily comprised of alternative minimum taxes. A valuation allowance of approximately $1,400 and $4,000 was claimed against the losses for the quarter and nine months ended September 30, 2001, respectively.

In preparing the Canadian income tax returns in 2001 for the 2000 taxation year, the Company elected not to claim certain discretionary deductions, thereby reducing its loss carryforwards. This election resulted in the shift of deferred tax assets from long-term to short-term.

6.       RESTATEMENT OF SEPTEMBER 2000 COMPARATIVE FIGURES

As a result of the subsequent discovery of facts in 2001, the results for the nine months ended September 30, 2000 were restated to decrease cost of sales by $1,573 and to decrease reported net loss by the same amount.

Certain other comparative figures have been reclassified to conform with the presentation adopted in the current period.

7.       IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED

In June 2001, FASB issued Statements No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets." Statement No. 141 outlines the financial accounting and reporting for business combinations. Under this standard, all business combinations are to be accounted for using one method, the purchase method. The Company is already in compliance with this Statement. Statement No. 142 outlines the financial accounting and reporting for acquired goodwill and other intangible assets and how they should be accounted for subsequent to their initial recognition. More specifically, it states that goodwill and intangible assets that have indefinite useful lives will not be amortized, but rather will be tested at least annually for impairment. The Company must adopt Statement No. 142 in fiscal 2002.

8.       SUBSEQUENT EVENT

On October 26, 2001, the Company failed to make a borrowing base prepayment constituting an event of default under its senior credit facility. On October 26, 2001, the Company entered into a third forbearance agreement with its bankers whereby the bankers agreed to forbear in the exercise of their remedies as a result of this default and to waive certain conditions precedent to the making of certain advances and to waive the application of a default rate of interest. This forbearance agreement terminates on November 30, 2001.

On October 1, 2001, the Company defaulted in the payment of semi-annual interest of $4,700 payable on the Notes and the default continued for 30 days thus resulting in an event of default pursuant to the terms of the Notes and also pursuant to the terms of the senior credit facility. The Company is currently in negotiations with the holders of the Notes. On October 31, 2001, the Company entered into a fourth forbearance agreement with its bankers whereby the bankers agreed to forbear in the exercise of their remedies as a result of this default and to waive certain conditions precedent to the making of certain advances and to waive the application of a default rate of interest. This forbearance agreement also terminates on November 30, 2001.

On October 26, 2001, the maximum operating lines of credit available under the senior credit facility was reduced from $50 million to $46 million.

9.   FILING OF FORM 15 WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

On November 7, 2001, the Company filed Form 15 with the United States Securities and Exchange Commission to terminate registration of its 11% Series B Subordinated Notes due 2003 under Section 12(g) of the Securities Exchange Act of 1934 and to suspend the duty to file reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.



                       INDEPENDENT AUDITORS' REPORTS


Deloitte & Touche, LLP
1 Place Ville-Marie
Suite 3000
Montreal QC
H3B 4T9 Canada
Tel.: (514) 393-7115

April 9,  2001

To the Shareholder of Consoltex Holdings, Inc.

         We have audited the consolidated balance sheet of Consoltex Holdings, Inc. as at December 31, 2000 and the consolidated statements of operations and comprehensive income, shareholder's equity and cash flows for the three months ended December 31, 2000 of Consoltex Holdings, Inc. and for the nine months ended September 30, 2000 of Consoltex Inc. Our audit also included the financial statement schedule listed in the index at item 14. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and the results of its operations and its cash flows for the period then ended in accordance with generally accepted accounting principles in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set fourth therein.

Deloitte & Touche  LLP  (Signed)


PricewaterhouseCoopers LLP Chartered Accountants 1250 Rene-Levesque Blvd West Suite 3500 Montreal Quebec Canada H3B 2G4 Telephone (514) 205-5000


February 15, 2000   (Except for Note 21, which is at April 9, 2001)

To the Shareholders of Consoltex Group Inc.

         We have audited the consolidated balance sheet of Consoltex Group Inc. as at December 31, 1999 and the consolidated statements of operations and comprehensive income, shareholder's equity and cash flows for each of the years in the two-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with Canadian generally accepted auditing standards and with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 1999 in accordance with generally accepted accounting principles in the United States of America.

PricewaterhouseCoopers LLP   (Signed)


                          CONSOLTEX HOLDINGS, INC.

     CONSOLIDATED BALANCE SHEETS (AUDITED) AT DECEMBER 31, 2000 AND 1999

                                                             Consoltex Holdings, Inc.    Consoltex Inc.
(in thousands of U.S. dollars)                                  December 31, 2000      December 31, 1999
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                                                                                            Restated
                                                                                           (Note 21)

Current assets
 Cash and cash equivalents                                                      $1,252              $2,969
 Accounts receivable and prepaid expenses (Note 2)                              48,110              50,638
 Inventories  (Note 3)                                                          66,456              90,202
 Other assets (Note 4)                                                           1,959               1,512
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                                                                               117,777             145,321

 Fixed assets  (Note 5)                                                         99,257             111,044
 Goodwill, net of accumulated amortization of $2,031
  (1999 - $10,832)                                                             124,670              80,333
 Other assets (Note 4)                                                           2,018               3,172
 Deferred income tax assets (Note 13)                                            1,625                  --
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

Total assets                                                                  $345,347            $339,870
                                                            -----------------------------------------------
                                                            -----------------------------------------------

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities
 Bank loans (Note 6)                                                           $43,407             $38,888
 Accounts payable and accrued liabilities (Note 7)                              57,433              38,221
 Income taxes payable                                                            3,083               2,761
 Current portion of long-term debt (Note 8)                                     57,500              55,000
 Current portion of other long-term liabilities (Note 9)                         3,893               5,646
 Current portion of deferred income tax liabilities (Note
  13)                                                                            1,050               5,262
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                                                                               166,366             145,778

Long-term debt (Note 8)                                                        122,179             120,000
Other long-term liabilities (Note 9)                                             7,756              11,196
Deferred income tax liabilities (Note 13)                                           --              15,083

Commitments and contingencies (Note 14)

Shareholder's equity
 Share capital (Note 10)                                                             1              75,213
 Contributed surplus (Note 10)                                                  85,336               2,087
 Deficit                                                                      (34,857)             (1,136)
 Accumulated other comprehensive loss                                          (1,434)            (28,351)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                                                                                49,046              47,813
-----------------------------------------------------------------------------------------------------------
Total liabilities and shareholder's equity                                    $345,347            $339,870
                                                            -----------------------------------------------

The accompanying notes are an integral part of these financial statements.


                          CONSOLTEX HOLDINGS, INC.

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
     INCOME (AUDITED) FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND
                                    1998

                                               Consoltex Holdings,
                                                       Inc.                           Consoltex Inc.
                                               --------------------- -------------------------------------------------
                                               ---------------------                  --------------------------------
(in thousands of US dollars)                    Three months ended      Nine months             Year ended
                                                   December 31,       ended September      December 31,   December 31,
                                                       2000              30, 2000              1999           1998
-------------------------------------------------------------------- ------------------     ---------------------------



-
----------------------------------------------------------------------------------------------------------------------
                                                                                          Restated
                                                                                         (Note 21)


Sales                                                       $84,408           $285,750        $343,058       $325,861
----------------------------------------------------------------------------------------------------------------------
Cost of sales                                               103,418            230,290         268,355        249,308
Selling and administrative expenses                          18,219             32,617          37,551         33,364
Foreign exchange (gain) loss (Note 11)                         (45)              3,086         (4,961)          7,263
Depreciation                                                  3,672             10,927          13,202         10,805
Amortization                                                  2,048              2,932           2,645          2,415
----------------------------------------------------------------------------------------------------------------------
                                                            127,312            279,852         316,792        303,155
----------------------------------------------------------------------------------------------------------------------
(Loss) earnings from operations                            (42,904)              5,898          26,266         22,706
Other expense (Note 12)                                         487              1,511           3,264            166
----------------------------------------------------------------------------------------------------------------------
                                                           (43,391)              4,387          23,002         22,540
Financing costs:
  Interest expense -
   Bank loans                                                 1,148              3,342           3,025          2,466
   Long-term debt                                             5,037             14,217          15,814         15,022
----------------------------------------------------------------------------------------------------------------------
                                                              6,185             17,559          18,839         17,488
Amortization of deferred financing expenses                     964              1,865           1,608          1,218
Factor expenses (Note 2)                                        738              1,358           1,555          1,546
----------------------------------------------------------------------------------------------------------------------
                                                              7,887             20,782          22,002         20,252
----------------------------------------------------------------------------------------------------------------------
(Loss) earnings before income tax                          (51,278)           (16,395)           1,000          2,288
Income tax (recovery) expense (Note 13)                    (16,421)            (1,874)             547          3,571
----------------------------------------------------------------------------------------------------------------------
Net (loss) earnings                                        (34,857)           (14,521)             453        (1,283)

Effect of changes in exchange rates during the
period on net investment in subsidiaries having
a functional currency other than the
U.S. dollar                                                 (1,434)              (115)           1,416          (787)
----------------------------------------------------------------------------------------------------------------------
Comprehensive (loss) income                               $(36,291)          $(14,636)         $ 1,869       $(2,070)
                                               -----------------------------------------------------------------------
                                               -----------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.


                          CONSOLTEX HOLDINGS, INC.


         CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY (AUDITED)
        FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, 1998 AND 1997

                                                                                           Accumulated
                                                                                             other            Total
                                                               Contributed                comprehensive    Shareholder's
(in thousands of U.S. dollars)                                Share capital     surplus      Deficit        income(loss)      equity
-------------------------------------------------------------------------------------------------------------------------
Consoltex Inc.
Balances at December 31, 1997                      $72,365         $   --       $(306)         $(28,980)         $43,079
Shares issued on exercise of stock options             162             --           --                --             162
Net loss                                                --             --      (1,283)                --         (1,283)
Effect of changes in exchange rates during
the year on net investment in subsidiaries
having a functional currency other than the
U.S. dollar                                             --             --           --             (787)           (787)
-------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1998                      $72,527         $   --     $(1,589)         $(29,767)         $41,171

Shares issued under Share Purchase Loan
Program                                                906             --           --                --             906
Shares issued on exercise of stock options           1,780             --           --                --           1,780
Capital contributions                                   --          2,087           --                --           2,087
Net earnings                                            --             --          453                --             453
Effect of changes in exchange rates during
the year on net investment in subsidiaries
having a functional currency other than the
U.S. dollar                                             --             --           --             1,416           1,416
-------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1999                      $75,213         $2,087     $(1,136)         $(28,351)         $47,813
-------------------------------------------------------------------------------------------------------------------------
Net loss                                                --             --     (14,521)                --        (14,521)
Effect of changes in exchange rates during
the period on net investment in subsidiaries
having a functional currency other than the
U.S. dollar                                             --             --           --             (115)           (115)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Balances at September 30, 2000                     $75,213         $2,087    $(15,657)         $(28,466)         $33,177
                                             ----------------------------------------------------------------------------
                                             ----------------------------------------------------------------------------

Consoltex Holdings, Inc.
------------------------
Initial share capital of the Company                    $1        $74,101       $   --            $   --         $74,102
Capital contribution from the parent                    --         11,235           --                --          11,235
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Balances on October 2, 2000                             $1        $85,336       $   --            $   --         $85,337
Net loss                                                --             --     (34,857)                --         (34,857)
Effect of changes in exchange rates during
the period on net investment in
subsidiaries having a functional currency
other than the U.S. dollar                              --             --           --           (1,434)         (1,434)
-------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2000                           $1        $85,336    $(34,857)          $(1,434)         $49,046
                                             ----------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements


                          CONSOLTEX HOLDINGS, INC.

           CONSOLIDATED STATEMENTS OF CASH FLOWS (AUDITED) FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

                                                    Consoltex
                                                 Holdings, Inc.                              Consoltex Inc.
                                                 ---------------------------------------------------------------------
(in thousands of U.S. dollars)                    Three months      Nine months               Year ended
                                                      ended            ended
                                                  December 31,     September 30,         December 31,  December 31,
                                                      2000             2000                  1999         1998
-----------------------------------------------------------------------------------------------------------------------
                                                                                               Restated
                                                                                               (Note 21)


Cash flows (used in) from operating activities:
 Net (loss) earnings                                   $(34,857)         $(14,521)             $453         $ (1,283)
 Adjustments to reconcile net (loss) earnings to
  net cash flows (used in)
  from operating activities:
   Depreciation                                            3,672            10,927           13,202            10,805
   Amortization of goodwill                                2,015             2,832            2,505             1,465
   Amortization of other assets                               33               100              140               950
   Amortization of deferred financing expenses               964             1,865            1,608             1,218
   Foreign exchange (gain) loss                            (144)             1,765          (4,378)             2,556
   Deferred income tax (recovery) expense               (16,727)           (2,943)          (1,208)               409
   (Decrease) increase in long-term liabilities             (44)               413              732               517
   Other                                                      56               426               --             (504)
Changes in -
 Accounts receivable and prepaid expenses                  7,954           (5,871)          (4,873)             1,108
 Inventories                                              27,396           (5,195)          (9,818)           (3,282)
 Accounts payable and accrued liabilities                  9,814             6,690            1,237           (2,574)
 Income taxes payable                                      (531)               962          (2,504)           (1,052)
----------------------------------------------------------------------------------------------------------------------
Cash flows (used in) from operating activities             (399)            (2,550)         (2,904)            10,333

Cash flows (used in) from investing activities:

 Purchase of fixed assets                                (1,476)           (8,040)         (10,636)          (13,594)
 Proceeds on sale of fixed assets                             --               850               --               222
 Business acquisitions (Note 16 )                             --                --         (36,264)                --
----------------------------------------------------------------------------------------------------------------------
Cash flows used in investing activities                  (1,476)           (7,190)         (46,900)          (13,372)
----------------------------------------------------------------------------------------------------------------------
 Cash flows from (used in) financing activities:         (1,110)             6,221           10,702            10,310
  (Decrease) increase in bank loans
 Payment of long-term debt                              (51,500)           (5,250)          (7,000)           (6,126)
 Proceeds from issuance of long-term debt                 59,250                --           43,000                --
 Loan from shareholder                                        --             9,500               --                --
 (Decrease) increase in other long-term                  (1,500)           (3,463)             (90)               567
 liabilities
 (Decrease) increase in other assets                     (2,441)               191          (1,149)                51
 Issuance of share capital                                    --                --            2,686               162
 Capital contribution                                         --                --            2,087                --
----------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) financing activities             2,699             7,199           50,236             4,964

Increase (decrease) in cash                                  824           (2,541)              432             1,925
----------------------------------------------------------------------------------------------------------------------
Cash:
 At the beginning of the period                              428             2,969            2,537               612
----------------------------------------------------------------------------------------------------------------------
 At the end of the period                                 $1,252              $428           $2,969            $2,537
----------------------------------------------------------------------------------------------------------------------

 Supplemental disclosures of cash flow
 information


 Interest paid                                            $9,115           $14,504          $18,554           $17,987
                                                 ---------------------------------------------------------------------
                                                 ---------------------------------------------------------------------
 Income taxes paid                                          $275            $1,389           $2,073            $4,087
                                                 ---------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

                          CONSOLTEX HOLDINGS, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

(in thousands of U.S. dollars, unless otherwise noted)

1.       NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The Company and basis of presentation of the financial statements

Consoltex Holdings, Inc. is a North American textile and packaging company with activities divided between its Polypropylene and Textile Operations located in the United States, Canada, Mexico and Costa Rica. Consoltex Holdings, Inc. is vertically integrated from the production of yarn, in its Polypropylene Operations, through to weaving, dyeing, printing, finishing and coating, as well as, production of end products such as bulk bags and small bags. It also conducts its own research and development and maintains its own sales, marketing and distribution network throughout North America.

On January 1, 2000, Consoltex Inc., a subsidiary of Consoltex Group Inc., the previous reporting entity, was wound-up into Consoltex Group Inc. Consoltex Group Inc. subsequently changed its name to Consoltex Inc.

In the first quarter of 2000, Consoltex Inc. changed its reporting currency from the Canadian dollar to the U.S. dollar and decided to prepare its financial statements in accordance with generally accepted accounting principles in the United States ("US GAAP"). These changes were made to more accurately reflect the currency in which the Company operates, as well as, to be more useful to the users of these financial statements. The comparative figures have been restated to reflect these changes.

Change In Control

Immediately after the end of the third quarter of 2000, Consoltex Inc. entered into a series of transactions which constitute a change in control of Consoltex Inc. (the "Change in Control"). American Industrial Partners Capital Fund II, L.P. ("AIP"), exercised its option (the "Option") to purchase 3,140,000 Multiple Voting Shares of Consoltex Inc. (the "Shares") from Les Gantiers Holding B.V. ("LGH"), constituting 51.33% of the voting interest in Consoltex Inc. Immediately prior to AIP's exercise of the Option, AIP held securities representing the right to vote 48.67% of the total votes attributable to the outstanding securities of Consoltex Inc. Immediately after the exercise of the Option, AIP held securities representing the right to vote 100% of the total votes attributable to the outstanding securities of Consoltex Inc. As a result, AIP's total cost of its investment in Consoltex Inc. of $85,337 was pushed down to Consoltex Inc. and its subsidiaries.

As part of the Change in Control, Consoltex Inc. sold all of the capital stock of Consoltex (USA) Inc., its wholly-owned subsidiary, to its parent, Consoltex Holdings, Inc. (the "Company"). As a result, consolidated financial statements of the Company are presented for periods subsequent to October 2, 2000, as they represent the most meaningful information for investors and include the same operating entities as the consolidated financial statements of Consoltex Inc. prior to October 2, 2000. The accounting policies of the Company are consistent with those of Consoltex Inc.

On October 20, 1999, the Company acquired all the outstanding Subordinate Voting Shares of Consoltex Inc. for a total investment of $74,102, referred to as the privatization transaction.

On September 29, 2000, the Company increased its investment in Consoltex Inc. in the amount of $11,235.

The Change in Control that occurred on October 2, 2000 resulted in the push-down of AIP's cost to the assets and liabilities of each legal entity in the group based on their fair market value as of that date. The fair market value of the fixed assets was determined based on management estimates and on valuations performed by independent appraisers. The balance sheet as at October 2, 2000, after reflecting the push-down adjustment, is presented below:

                                                               OCTOBER 2, 2000
--------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
     Cash                                                    $   428
     Accounts receivable and prepaid expenses                 55,963
     Inventories                                              93,817

---------------------------------------------------------------------
                                                             150,208

Fixed assets                                                 101,613
Goodwill                                                     127,880
Other assets                                                   2,522
---------------------------------------------------------------------
Total assets                                                $382,223
                                                             =======


LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES
     Bank loans                                              $44,461
     Accounts payable and accrued liabilities                 47,479
     Income taxes payable                                      3,596
     Current portion of long-term debt                        49,750
     Current portion of other long-term liabilities            2,622
     Current portion of deferred income tax liabilities        6,758
---------------------------------------------------------------------
                                                             154,666


Long-term debt                                               122,123
Other long-term liabilities                                   10,558
Deferred income tax liabilities                                9,539


SHAREHOLDER'S EQUITY

Share capital                                                      1
Contributed surplus                                           85,336
Retained earnings                                                  -
Accumulated other comprehensive income                             -
---------------------------------------------------------------------
                                                              85,337
---------------------------------------------------------------------
Total liabilities and shareholder's equity                  $382,223
                                                            ========

Consolidation

The consolidated financial statements include the results of its subsidiaries, Consoltex Inc. and Consoltex (USA) Inc. All intercompany transactions have been eliminated on consolidation.

Foreign Currency

Assets and liabilities of the companies with a functional currency other than the U.S. dollar are translated into U.S. dollars at the exchange rate in effect at the balance sheet date, with the related translation adjustments included in accumulated other comprehensive loss in shareholder's equity. Revenues and expenses are translated at rates that approximate the rates in effect on the transaction date.

The Company manages its foreign exchange exposure on anticipated net U.S. dollar cash flow to its Canadian operations, through the use of forward foreign exchange contracts. Forward foreign exchange contracts are marked to market and resulting gains and losses are included in Foreign exchange gain or loss.

Cash and cash equivalents

Includes cash on hand and highly liquid investments with a maturity of less than three months.

Inventories

Inventories are valued at the lower of cost and net realizable value. The cost is determined using the average cost method. For finished goods and work in process, cost includes the cost of raw materials, direct labor and manufacturing overhead.

Fixed assets

As a result of the Change in Control, the fixed assets were restated to their fair market value on October 2, 2000. Prior to October 2, 2000, the fixed assets were stated at cost. Depreciation is provided for on a straight-line basis over the estimated useful lives of the assets, which are as follows:

         Buildings                                     40 years
         Machinery and equipment     3 to 20 years

The Company performs reviews for the impairment of its fixed assets by evaluating the carrying value of its fixed assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value. Fair market value is determined using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on fixed assets to be disposed of are determined in a similar manner, except that fair market values are reduced by the cost of the disposition.

Goodwill

All goodwill resulting from the Change in Control is being amortized over a period of 15 years commencing on October 2, 2000. Consoltex Inc. previously amortized goodwill over periods of 15 to 40 years. The Company assesses at each balance sheet date whether there has been a permanent impairment in the value of goodwill. This is accomplished in a number of ways, including determining whether projected undiscounted future cash flows from operations exceed the net book value of goodwill as of the assessment date. Additional factors considered by management in the preparation of the projections and in assessing the value of goodwill include the effects of obsolescence, demand, competition and other pertinent economic factors, trends and prospects that may have an impact on the value or remaining useful life of goodwill.

Other Assets

Other assets primarily include deferred financing expenses and long-term receivables. Deferred financing expenses are amortized on a straight-line basis over the duration of the related debt.

Revenue recognition

The Company recognizes revenue when goods are shipped or services performed and when significant risks and benefits of ownership are transferred.

Repairs and maintenance

The costs of repairs and maintenance that extend the estimated useful life of the related fixed asset are capitalized as part of the cost of the fixed asset, otherwise the costs are expensed in the same year as incurred.

Research and development

Costs related to research and development are expensed in the same year as incurred. These expenses amounted to $1,600 in 2000, $2,600 in 1999 and $2,400 in 1998.

Interest rate swap contracts

The differentials to be received or paid under interest rate swap contracts are recognized in earnings concurrently with the interest expense on the underlying debt.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.       ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                 CONSOLTEX HOLDINGS, INC.     Consoltex Inc.
                                                     December 31, 2000        December 31, 1999

---------------------------------------------- ------------------------------ --------------------------------
Trade receivables                                        $ 51,165                        $ 47,978
Less:  Allowance for doubtful accounts                    (6,369)                         (1,405)
---------------------------------------------- ------------------------------ --------------------------------
Net trade receivables                                    $ 44,796                        $ 46,573
Other receivables                                          1,085                           2,864
Prepaid expenses                                           2,229                           1,201
---------------------------------------------- ------------------------------ --------------------------------
                                                         $ 48,110                        $ 50,638

The Company factors certain of its accounts receivable from customers in the United States. The difference between the proceeds from factoring of receivables and the book value is recorded as factor expenses under financing costs while related commissions are included in selling and administrative expenses.

3.       INVENTORIES

                                                          CONSOLTEX
                                                      HOLDINGS, INC.                Consoltex Inc.
                                                      December 31, 2000            December 31, 1999
                                                ------------------------------ -------------------------------
Raw materials                                             $ 23,426                        $ 24,859
Work in process                                            22,085                          24,224
Finished goods                                             30,535                          39,278
Spare parts                                                 3,562                          4,167
----------------------------------------------- ------------------------------ -------------------------------
                                                          $ 79,608                        $ 92,528
Less reserves:
 Raw materials                                             (2,134)                         (320)
 Work in process                                           (2,336)                         (212)
 Finished goods                                            (8,585)                        (1,702)
 Spare parts                                                (97)                            (92)
----------------------------------------------- ------------------------------ -------------------------------
                                                          (13,152)                        (2,326)
----------------------------------------------- ------------------------------ -------------------------------
                                                          $ 66,456                        $ 90,202
                                                ------------------------------ -------------------------------

4.       OTHER ASSETS

                                                                   CONSOLTEX
                                                                HOLDINGS, INC.            Consoltex Inc.
                                                               December 31, 2000         December 31, 1999
                                                           -------------------------- ------------------------
Deferred financing expenses - senior credit facility           $  2,547                   $  3,661
Less:  Accumulated amortization                                    (588)                    (2,149)
---------------------------------------------------------- -------------------------- ------------------------
                                                               $  1,959                   $  1,512
                                                           -------------------------- ------------------------

Deferred financing expenses - Senior Subordinated Notes        $  1,878                   $  6,305
Long-term receivables                                               327                      1,301
---------------------------------------------------------- -------------------------- ------------------------
                                                                  2,205                      7,606
Less:  Accumulated amortization                                    (187)                    (4,434)
---------------------------------------------------------- -------------------------- ------------------------
                                                               $  2,018                   $  3,172
                                                           -------------------------- ------------------------

On October 2, 2000, as a result of the Change in Control, the other assets were restated to their fair market value based on management estimates. The fair market value became the cost and accumulated amortization was eliminated as of that date.

5.       FIXED ASSETS

                                                              CONSOLTEX HOLDINGS, INC.
                                                                  December 31, 2000
                                         ------------------------ ---------------------- --------------------
                                                                   Accumulated            Net Book
                                                Cost              Depreciation              value
---------------------------------------- ------------------------ ---------------------- --------------------

Land                                     $      2,943            $             -          $    2,943
Buildings                                      29,971                      280                 29,691
Machinery and equipment                        69,941                    3,318                 66,623
---------------------------------------- ------------------------ ---------------------- --------------------
                                             $102,855             $      3,598              $  99,257
                                         ------------------------ ---------------------- --------------------

                                                                   CONSOLTEX INC.
                                                                  December 31, 1999
                                         ------------------------ ---------------------- --------------------
                                                                   Accumulated            Net Book
                                                Cost               Depreciation            value
---------------------------------------- ------------------------ ---------------------- --------------------
Land                                     $       3,517            $             -          $    3,517
Buildings                                      39,028                    6,655                 32,373
Machinery and equipment                       134,143                   58,989                 75,154
---------------------------------------- ------------------------ ---------------------- --------------------
                                          $   176,688               $   65,644               $111,044
                                         ------------------------ ---------------------- --------------------

On October 2, 2000, as a result of the Change in Control, all the fixed assets were restated to their fair market value based on management estimates and on valuations performed by independent appraisers. The fair market value became the cost and accumulated depreciation was eliminated as of that date.

6.       BANK LOANS

On November 7, 2000, the Company renegotiated its senior credit facility with its bankers. The new facility consists of a $57,500 working capital loan and a $59,250 term loan, both of which mature on December 31, 2001. The term loan is repayable in quarterly installments of $1,750 starting on December 31, 2000. This new facility is subject to certain financial covenants and restrictive conditions and is secured by certain of the Company's accounts receivable, inventory and fixed assets. As at December 31, 2000, the Company was in compliance with all covenants and conditions of the new facility. Interest is payable quarterly for base rate loans, at issuance for bankers' acceptance loans, at maturity for LIBOR loans and upon quarterly principal payment for the term loan at the applicable rate plus an applicable margin. The margin varies from 2.00% to 3.50% on LIBOR and bankers' acceptance rate loans and from 1.00% to 2.50% on base rate loans. At December 31, 2000, the rate for outstanding LIBOR loans was 9.95%, 9.12% for bankers' acceptance rate loans and 11.45% for base rate loans for a weighted average rate for the borrowings under the working capital loan of 10.18% (1999 - 9.05%).


The unused portion of the working capital loan at December 31, 2000 totaled $12,616 and bore an unused commitment fee of 0.5% per annum.


Amounts outstanding under letters of credit totaled $1,477 at December 31, 2000, and are included as a reduction in arriving at the unused portion of the working capital loan, as disclosed above.

7.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                              CONSOLTEX HOLDINGS, INC.                Consoltex, Inc.
                                                 December 31, 2000                   December 31, 1999
------------------------------------- ----------------------------------------- -----------------------------
Trade accounts payable                                   $    34,794                         $   25,549
Accrued salaries and benefits                                  2,241                              2,042
Accrued interest                                               4,022                              3,989
Other                                                         16,376                              6,641
------------------------------------- ----------------------------------------- -----------------------------
                                                          $   57,433                         $   38,221
                                      ----------------------------------------- -----------------------------

8.       LONG-TERM DEBT

                                                                     CONSOLTEX             Consoltex Inc.
                                                                   HOLDINGS, INC.
                                                                 December 31, 2000       December 31, 1999
------------------------------------------------------------- ------------------------- ---------------------
Series B 11% Senior Subordinated Notes maturing October 1, 2003
 Interest payable semi-annually on April 1 and October 1                $   120,000              $  120,000

10.5% Convertible Debenture
 Interest payable quarterly starting December 31, 2000                        2,179                       -

Term Loan, maturing December 31, 2001
 Interest payable quarterly at LIBOR plus margin                             57,500                       -
 (see Note 6)

Term Loan A, maturing October 31, 2000
 Interest payable quarterly at LIBOR plus 2.75%                                   -                  12,000

Term Loan B, maturing October 31, 2000
 Interest payable quarterly at LIBOR plus 3.00%                                   -                  43,000
------------------------------------------------------------- ------------------------- ---------------------
                                                                            179,679                 175,000

 Less:  Amounts due within one year                                          57,500                  55,000
------------------------------------------------------------- ------------------------- ---------------------
------------------------------------------------------------- ------------------------- ---------------------
                                                                         $  122,179              $  120,000
                                                              ------------------------- ---------------------

The Series B 11% Senior Subordinated Notes due 2003 (the "Notes") were jointly issued by Consoltex Inc. and Consoltex (USA) Inc., (together the "Issuers"). The Notes are unsecured, however, they are guaranteed, on an unsecured senior subordinated basis, by subsidiaries of the Issuers. The Notes are redeemable under certain circumstances, including upon change of control of Consoltex Inc. and now the Company. Also, upon a change of control, the Issuers must make an offer to each holder of Notes to repurchase all or any part of such holder's Notes at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest. The Indenture governing the Notes contains some limitations on the ability of the Issuers to incur certain types of indebtedness.


In connection with the Change in Control, holders of not less than a majority in aggregate principal amount of the Company's 11% Senior Subordinated Notes due in 2003 consented to the Change in Control and waived certain requirements under the Indenture governing the Notes, and the Company entered into the Second Supplemental Indenture, dated as of September 29, 2000.


On September 29, 2000, the Company issued a 10.5% Convertible Debenture to LGH in the principal amount of $2,123. This debenture is subordinate to the bank senior credit facilities. Interest is payable quarterly through the issuance of additional Debentures starting December 31, 2000. All the Debentures are payable on October 15, 2003, or sooner if certain conditions are fulfilled. The Debentures are convertible into common shares of the Company at a specified price.


The weighted average interest rate on long-term debt of the Company was 10.7% during the year ended December 31, 2000 (1999 - 10.3%).

On March 19, 1996, Consoltex Inc. entered into a senior bank debt facility providing it with a $35,000 five-year Term Loan A. Consoltex Inc. and all its material subsidiaries were allowed to borrow under this syndicated facility. The Term Loan A was subject to certain financial covenants and restrictive conditions, was secured by certain fixed assets, and was guaranteed by all its subsidiaries. The Term Loan A was repayable over five years in 20 installments, of which the first 8 quarterly installments were $875, the next 11 quarterly installments were $1,750 and a 20th and final installment in March 2001 was $5,000. During 1997, Consoltex Inc. repaid $3,750 of the term loan from the proceeds of a treasury share issue. On November 7, 2000, the outstanding balance of this Term Loan A was repaid as part of the renegotiation of the senior credit facility (see Note 6).

Term Loan B was subject to all of the same terms and conditions as Term Loan A except that the entire balance of Term Loan B was repayable on October 31, 2000. An extension was obtained to November 7, 2000 at which time Term Loan B was repaid as part of the renegotiation of the senior credit facility (see Note 6). Term Loan B was issued in two installments; $25 million was issued on August 2, 1999 with respect to the acquisition of Marino Technologies Inc., while $18 million was issued on November 19, 1999 with respect to the acquisition of the assets of Atlas Bag, Inc.

Long-term debt payments over the next five years, determined at December 31, 2000, are as follows: 2001 - $57,500; 2002 - Nil; 2003 - $122,179;
thereafter - Nil.

9.       OTHER LONG-TERM LIABILITIES

                                                                      CONSOLTEX            Consoltex Inc.
                                                                   HOLDINGS, INC.
                                                                  December 31, 2000      December 31, 1999
                                                               ------------------------ ---------------------

Remaining amounts owing on acquisitions                                $ 6,204                $ 11,815
Obligations relating to employees                                       2,682                  2,454
Obligations relating to equipment purchases                             2,069                  1,612
Liability related to forward exchange contracts                           -                     374
Provisions for seniority premiums payable to employees                   694                    587
-------------------------------------------------------------- ------------------------ ---------------------
                                                                       11,649                  16,842
 Less:  Amounts due within one year                                     3,893                  5,646
-------------------------------------------------------------- ------------------------ ---------------------
                                                                       $ 7,756                $ 11,196
                                                               ------------------------ ---------------------

Payments of other long-term liabilities over the next five years and thereafter, determined as at December 31, 2000, will be as follows: 2001 - $3,893; 2002 - $1,936; 2003 - $663; 2004 - $538; 2005 - $413; thereafter -
$4,206.

10.      SHARE CAPITAL AND CONTRIBUTED SURPLUS

Consoltex Holdings, Inc.

The authorized share capital of the Company consists of 1000 common shares with a par value of $0.01 per share. All the authorized share capital was issued on September 1, 1999.

In October 1999, AIP, its parent company, made a contribution of capital to the Company of $74,101.

On September 29, 2000, the parent company made an additional contribution of capital in the amount of $11,235.

Consoltex Inc.

The authorized share capital of Consoltex Inc. consisted of an unlimited number of Multiple Voting Shares without par value, an unlimited number of Subordinate Voting Shares without par value, (collectively called the "Equity Shares"), and an unlimited number of First Preferred Shares and Second Preferred Shares without par value issuable in series. The Equity Shares were identical in all respects except that the Subordinate Voting Shares had one vote per share while the Multiple Voting Shares had five votes per share and were convertible any time into Subordinate Voting Shares on a share-per-share basis. The Equity Shares ranked junior to the First and Second Preferred Shares. Under certain conditions, including a change of control of the Company, the Multiple Voting Shares would automatically be converted into a like number of Subordinate Voting Shares.

On October 20, 1999, all of the outstanding Subordinate Voting Shares of Consoltex Inc. were acquired by AIP for $3.80 per share (Cdn $5.60 per share). As a result of this transaction, Consoltex Inc.'s equity increased by $3,867 including $2,087 of contributed surplus by the Company and $1,780 from the exercise of all outstanding stock options.

The number of outstanding shares and their aggregate stated value were as follows:


                     CONSOLTEX HOLDINGS, Consoltex Inc.
                                       INC.
                                 December 31, 2000        December 31, 1999          December 31, 1998
                              ---------- -------------- ------------- --------- ----------------- -----------
                               Number       Amount         Number      Amount        Number         Amount
                                 of                          of                        of
                               shares                      shares                    shares
----------------------------- ---------- -------------- ------------- --------- ----------------- -----------

Common shares                      1,000      $1                  -      $      -            -    $       -
Multiple Voting Shares                 -       -          3,140,000        19,782    3,140,000       19,782
Subordinate Voting Shares              -       -         14,887,551        55,431   13,897,717       52,745
----------------------------- ---------- -------------- ------------- --------- ----------------- -----------
                                   1,000      $1         18,027,551       $75,213   17,037,717      $72,527
                              ---------- -------------- ------------- --------- ----------------- -----------

Share purchase loan program

On February 26, 1997, Consoltex Inc. implemented a Share Purchase Loan Program. Under the Program, Consoltex Inc. and certain of its subsidiaries offered full recourse interest-bearing loans up to a limit of $1,188 to Directors and selected employees for the purchase of Subordinate Voting Shares of Consoltex Inc.

On October 20, 1999, all of the shares included in the Share Purchase Loan Program were tendered as part of the privatization transaction. As a result, all of the director and employee loans amounting to $521 were repaid to Consoltex Inc.

Stock option plan

Consoltex Inc. had a stock option plan which contemplated the granting of options to key employees of Consoltex Inc. and its subsidiaries and to directors of Consoltex Inc. to purchase an aggregate number of Subordinate Voting Shares of Consoltex Inc. which did not exceed 1,400,000 shares.

On October 20, 1999, those options outstanding under the Stock Option Plan that had an exercise price below $3.80 (Cdn $5.60) per share became vested and were exercised as part of the privatization transaction. Those options with an exercise price above $3.80 (Cdn $5.60) per share were forfeited.

A summary of the changes to the number of outstanding options during the years ended December 31, 2000, 1999 and 1998 is provided below:

                                           CONSOLTEX                       Consoltex Inc.
                                         HOLDINGS, INC.
                                              2000
                                   ---------------------------
                                                                    1999                     1998
                                      ------------- -------------   ------------ ----------- ----------- -----------
                                                   Weighted       Number of   Weighted    Number of   Weighted
                                                   average                    average                 average
                                   Number of      exercise                   exercise                exercise
                                     options        price          options      price      options      price
---------------------------------- ------------- ------------- - ------------ ----------- ----------- -----------
Outstanding at beginning of year       -             -             1,211,000       $2.20   1,238,500       $2.38
Granted                                -             -                     -           -      39,000       $2.70
Exercised                              -             -             (989,834)       $1.78    (12,500)       $1.76
Forfeited                              -             -             (221,166)       $4.17    (54,000)       $3.16
---------------------------------- ---------- ---------------- - ------------ ----------- ----------- -----------
Outstanding at end of year             -             -                -           -        1,211,000       $2.20
---------------------------------- ---------- ---------------- - ------------ ----------- ----------- -----------

11.      FOREIGN EXCHANGE (GAIN) LOSS

                                                 CONSOLTEX                           CONSOLTEX INC.
                                               HOLDINGS, INC.
                                             ---------------------    ---------------- ---------------------------------
                                                                         Nine months
                                                                           ended
                                              Three months ended        September 30,  December 31,    December 31,
                                              December 31, 2000            2000            1999            1998
-------------------------------------------- ------------------- ---- -------------- ----------------- ---------------
Effect of changes in exchange rates on net                $ 719              $ 351             $(751)          $1,830
     monetary assets in Mexico
Effect of changes in exchange rates on net
     monetary assets in Canada                            (957)              2,617            (3,451)           4,110
Losses (gains) on forward foreign exchange
     contracts                                              193                118              (759)           1,323
-------------------------------------------- ------------------- ---- -------------- ----------------- ---------------
                                                         $ (45)             $3,086           $(4,961)          $7,263
                                             ------------------- ---- -------------- ----------------- ---------------

12.      OTHER EXPENSE

Other expense for the nine months ended September 30, 2000 represents $1,085 of management fees and expenses to AIP and a $426 loss on sale of a building in Mexico. Other expense for the three months ended December 31, 2000 in the amount of $487 represents management fees and expenses to AIP.

The other expense for the year 1999 represented $270 of management fees to AIP and $2,994 of costs related to the privatization transaction described in Note 10.

13.      INCOME TAXES

                                              CONSOLTEX
                                            HOLDINGS, INC.                            CONSOLTEX INC.
                                           ----------------------------------------------------------------------------
                                                                                             Year ended
                                      Three months ended        Nine months ended     December 31,     December 31,
                                       December 31, 2000       September 30, 2000         1999             1998
----------------------------------- ------------------------ ------------------------- --------------- -----------------
Earnings (loss) before income tax
 Canada                                           $ (9,519)                 $ (4,317)          $ 6,743           $4,790
 United States                                     (27,148)                  (10,125)          (8,197)          (5,574)
 Latin America                                     (14,611)                   (1,953)            2,454            3,072
                                      ---------------------- ------------------------- ---------------- ----------------
                                                  $(51,278)                 $(16,395)          $ 1,000           $2,288

Current income tax expense (recovery)
 Canada                                              $   68                    $  135            $ 913           $2,201
 United States                                            9                       388            (154)              192
 Latin America                                          229                       546              996              769
------------------------------------- ---------------------- ------------------------- ---------------- ----------------
                                                     $  306                   $ 1,069           $1,755           $3,162
                                      ---------------------- ------------------------- ---------------- ----------------


Deferred income tax (recovery) expense
 Canada                                           $ (3,140)                  $  (514)          $ (133)           $1,611
 United States                                      (9,046)                   (3,329)          (1,779)          (1,210)
 Latin America                                      (4,541)                       900              704                8
------------------------------------- ---------------------- ------------------------- ---------------- ----------------
                                                  $(16,727)                 $ (2,943)        $ (1,208)            $ 409
                                      ---------------------- ------------------------- ---------------- ----------------

 Income tax (recovery) expense                    $(16,421)                  $(1,874)            $ 547           $3,571
                                      ---------------------- ------------------------- ---------------- ----------------

The applicable federal statutory corporate income tax rate in the United States is 35% (Canada - 1999 - 39.8%; 1998 - 39.8%). The following is a reconciliation of income taxes calculated at the above statutory rate with the (recovery of) provision for income taxes:

                                                        CONSOLTEX
                                                     HOLDINGS INC.              CONSOLTEX INC.
                                                     ---------------- ----------------------------------------------------
                                                     ---------------- ----------------- ----------------------------------
                                                      Three months      Nine months                Year ended
                                                     ended December   ended September         December 31,     December 31,
                                                        31, 2000          30, 2000                1999             1998


---------------------------------------------------- ---------------- ----------------- ----------------- ----------------
Income taxes (recovery) expense at the composite           $(17,947)          $(5,738)              $398             $911
   statutory rate

Increase (reduction) attributable to:
   Canadian manufacturing and processing credits                   -                 -             (155)            (595)
   Amortization of non-deductible goodwill                       426               821               675              364
   Large corporations tax and other minimum taxes                305               627             1,046              709
   Stock option deduction                                          -                 -             (530)                -
   Non-deductible capital expenditures                            74               139               220              195
   Mexico inflationary and indexation adjustment -                 1                 4                25              230
net
   Valuation allowance                                         4,045               247               626                -
   Benefit of non-tax effected Latin American                      -                 -                 -          (1,643)
losses
   Foreign exchange                                            (311)               985           (1,300)            3,159
   Non-taxable amounts                                          (71)             (170)             (147)            (211)
   Tax rate differences due to foreign and state               (903)             (320)              (11)            (107)
taxes
   Other - net                                               (2,040)             1,531             (300)              559
---------------------------------------------------- ---------------- ----------------- ----------------- ----------------
                                                           $(16,421)          $(1,874)              $547           $3,571

                                                     ---------------- ----------------- ----------------- ----------------

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred income tax assets (liabilities) at December 31, 2000 and 1999 consist of the following tax effected temporary differences:

                                                                    CONSOLTEX               Consoltex Inc.
                                                                  HOLDINGS, INC.
                                                                December 31, 2000         December 31, 1999
--------------------------------------------------------- -- ------------------------- - ---------------------
Current portion of deferred income tax assets:
   Inventories                                            $           1,723            $         247
   Deferred financing                                                   13                        87
   Accounts receivable                                                 742                       246
   Others                                                              393                       771
--------------------------------------------------------- -- ------------------------- - ---------------------
                                                          $           2,871            $        1,351
                                                          -- ------------------------- - ---------------------

Deferred income tax assets:
   Accrued liabilities                                    $           3,384            $         683
   Losses carried forward                                             22,905                    7,666
   Alternative minimum taxes                                          1,484                     1,487
   Retirement plans                                                    932                       875
   Share issue costs                                                    41                       102
   Intangibles                                                         579                       287
   Valuation allowance                                               (6,914)                   (1,435)
   Others                                                              122                         -
--------------------------------------------------------- -- ------------------------- - ---------------------
                                                          $           22,533           $        9,665
                                                          -- ------------------------- - ---------------------

Current portion of deferred income tax liabilities:
   Inventories                                            $          (3,769)           $       (6,317)
   Deferred financing                                                  (67)                      (46)
   Investment tax credits                                              (85)                     (125)
   Others                                                               -                       (125)
--------------------------------------------------------- -- ------------------------- - ---------------------
                                                          $          (3,921)           $       (6,613)
                                                          -- ------------------------- - ---------------------

Deferred income tax liabilities:
   Property, plant and equipment                          $          (19,108)          $       (22,586)
   Deferred financing                                                 (308)                     (407)
   Intangibles                                                          -                       (235)
   Others                                                            (1,492)                   (1,520)
--------------------------------------------------------- -- ------------------------- - ---------------------
                                                          $          (20,908)          $       (24,748)
                                                          -- ------------------------- - ---------------------



After netting current assets with current liabilities and non-current assets with non-current liabilities within each taxable entity for same tax jurisdictions, deferred taxes are represented by:

                                                          CONSOLTEX          Consoltex
                                                                                Inc.
                                                         HOLDINGS,
                                                             INC.           December 31,
                                                      December 31, 2000         1999
----------------------------------------------------- ------------------- -----------------


Deferred income tax assets                                  $1,625              $ -
Current portion of deferred income tax liabilities         (1,050)            (5,262)
Deferred income tax liabilities                               -               (15,083)
----------------------------------------------------- ------------------- -----------------
                                                            $ 575            $(20,345)
                                                      ------------------- -----------------

Investment tax credits relating to scientific research and experimental development have been accounted for using the cost reduction method, whereby the expenditure is reduced by the credits. Investment tax credits were approximately $500 for the year ended December 31, 2000 (1999 - $139; 1998 -$346).

The income tax benefit of all the income tax losses and alternative minimum taxes carried forward are reflected in the deferred income tax assets in the amount of $24,389 offset by a valuation allowance of $6,914. The Company and its subsidiaries had losses for federal income tax purposes of approximately $51,537 expiring starting in 2007 through 2020. The alternative minimum taxes have an indefinite carryover.

14.      COMMITMENTS AND CONTINGENCIES

(a)      Operating leases

Minimum annual commitments under operating leases for the next five years and thereafter, determined as at December 31, 2000 are as follows:

2001                            $3,105
2002                              2,592
2003                              2,263
2004                              1,600
2005                              1,324
Thereafter                        3,626

Total rental expense amounted to $3,612 for the year ended December 31, 2000 (1999 - $2,677; 1998 - $1,901).

(b)      Contingencies

Certain legal actions have been brought against the Company. Management is of the opinion that the outcome of such actions will not have a material adverse effect on the financial condition or on the results of operations of the Company.

(c) The Company has an agreement to pay AIP an annual fee of $1,370, plus out-of-pocket expenses, for advisory services.

15.      RELATED PARTY TRANSACTIONS

Total fees charged by AIP amounted to $1,085 for the nine months ended September 30, 2000 and $487 for the three months ended December 31, 2000 (twelve months 1999 - $270). Fees charged by Clairvest Group Inc., a shareholder at the time, under an agreement to provide advisory services amounted to $235 for the year ended December 31, 1999 (1998 - $169).

16.      BUSINESS ACQUISITIONS

1999 Acquisitions

Acquisition of Royalton

On February 25, 1999, Consoltex Inc., through Consoltex Mexico S.A. de C.V., acquired all the issued and outstanding shares of Royalton Mexicana, S.A. de C.V. ("Royalton"). Royalton is a Mexican apparel manufacturer of outerwear and fashion apparel for the Mexican and U.S. markets.

Acquisition of Marino Technologies, Inc.

On July 1, 1999, Consoltex Inc., through Consoltex (USA) Inc., acquired all the issued and outstanding shares of Marino Technologies, Inc. ("Marino"). Marino is a company primarily engaged in the manufacturing and distribution of polypropylene-based flexible intermediate bulk container bags in the United States and Mexico.

Acquisition of the assets of Atlas Bag Inc.

On October 1, 1999, Consoltex Inc., through Marino, acquired the assets of Atlas Bag, Inc. ("Atlas Bag"). Atlas Bag is engaged in the manufacturing and distribution of polypropylene-based flexible intermediate bulk container bags in the United States.

The acquisitions were accounted for under the purchase method and the following is a summary of the net assets acquired at assigned values and consideration paid.


NET ASSETS ACQUIRED:
Current assets                                                 $15,042
Fixed assets                                                     4,160
Other assets                                                       662
Goodwill (to be amortized over a period of 15 years             35,668
-----------------------------------------------------------------------
                                                                55,532
Less:  Liabilities                                             (6,875)
-----------------------------------------------------------------------
                                                               $48,657
                                                             ----------
CONSIDERATION PAID:
  Cash                                                         $36,264
  Accounts payable (balance of sale payable over four years)    12,393
-----------------------------------------------------------------------
                                                               $48,657
                                                            ----------


Assuming an effective acquisition date of January 1, 1998 for the 1999 acquisitions, the pro-forma consolidated results of operations would have been the following:

                               Year Ended                Year Ended
                           December 31, 1999          December 31, 1998
----------------------- ------------------------- --------------------------
                              (unaudited)                (unaudited)

Sales                               $381,322                   $390,209
----------------------- ------------------------- --------------------------
Net earnings (loss)                    $ 420                   $ (1,282)
----------------------- ------------------------- --------------------------

17.      FINANCIAL INSTRUMENTS

(a)      Interest rate swap contracts

The Company was party to several interest rate swap contracts with original durations ranging from three to four years to hedge against interest exposures on floating rate indebtedness. The last contract expired on September 5, 2000. The contracts had the effect of converting the floating rate of interest on senior bank indebtedness to a fixed rate. Under the interest rate swaps, the Company had agreed with the other parties to exchange, every three months, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount.

The following table indicates the receive and pay rates on the swaps:

                                                      December 31
                                                   2000          1999
----------------------------------------------- ------------ --------------
National principal amount                            -          $5,000
Receive - floating rate                              -           LIBOR
Pay - fixed rate (weighted average)                  -           6.66%

(b)      Forward foreign exchange contracts

The Company mitigated the risk associated with foreign exchange fluctuations related to U.S. dollar transactions from its Canadian operations by entering into forward foreign exchange contracts. The last contract expired on December 29, 2000. Through these contracts, the Company was committed to sell U.S. dollars and to receive Canadian dollars in future periods at specific rates. Derivative financial instruments are not used for speculative purposes. The Company entered into contracts as detailed below:

                                               Average rate         Contract amount
                                             2000        1999       2000       1999
------------------------------------------ ---------- ----------- --------- -----------

Forward foreign exchange contracts - 0        $ -        $1.3711    $ -         $7,000
to 12  months


(c)      Credit risk exposures

Concentrations of credit risk on trade receivables due from customers are indicated in the following table by the percentage of the total balance receivable from customers in the specified categories:

                                                                 December 31
                                                     2000           1999
----------------------------------------------- --------------- --------------

Textile industry                                    47.2%           42.6%
Companies and state agencies in Latin America       33.4%           24.8%

(d)      Interest rate risk exposures

The Company's exposures to interest rate risk are summarized in the following table:

                                                               FIXED INTEREST RATE MATURING IN



                                           FLOATING                           MORE       NON
                                           INTEREST     1 YEAR     1 TO 5     THAN       INTEREST
                                           RATE         OR LESS    YEARS      5 YEARS    BEARING      TOTAL
                                           ------------ ---------- ---------- ---------- ------------ -----------
Financial assets:
  Cash                                         $ 1,252        $ -        $ -        $ -        $   -     $ 1,252
  Trade receivables                                             -          -          -      $44,796      44,796
                                           ------------ ---------- ---------- ---------- ------------ -----------
                                               $ 1,252        $ -        $ -        $ -      $44,796     $46,048
                                           ------------ ---------- ---------- ---------- ------------ -----------
Financial liabilities:
  Bank loans                                   $43,407        $ -        $ -        $ -        $   -     $43,407
  Accounts payable and accrued
liabilities                                          -          -          -          -       57,433      57,433
  Loan-term debt                                57,500          -    122,179          -            -     179,679
  Other long-term liabilities                    3,178        911        606          -        6,954      11,649

                                           ------------ ---------- ---------- ---------- ------------ -----------
                                              $104,085      $ 911  $122,785       $ -      $64,387    $292,168

                                           ------------ ---------- ---------- ---------- ------------ -----------

(e)      Fair values of financial instruments

                                               CONSOLTEX HOLDINGS, INC.                    CONSOLTEX INC.
                                                         December 31, 2000                December 31, 1999
---------------------------------------------- --------------------------------------- ------------------------
                                                      Carrying              Fair       Carrying       Fair
                                                       Amount              Amount       Amount       Value
---------------------------------------------- ----------------------- --------------- ---------- -------------

Cash                                                $    1,252                $ 1,252    $ 2,969   $   2,969
Bank loans                                              43,407                 43,407     38,888      38,888
Long-term debt                                         179,679                137,679    175,000     173,800
Other long-term liabilities                             11,649                 11,649     16,842      16,842
Interest rate swap - unfavorable                             -                      -          -         (11)
Forward foreign exchange contract -
   unfavorable                                               -                      -          -        (386)

The following summarizes the major methods and assumptions used in estimating the fair values of financial instruments:

Short-term financial instruments are valued at their carrying amounts included in the balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach applies to cash, trade receivables, bank loans, accounts payable and accrued liabilities.

Rates currently available to the Company for long-term debt with similar terms and remaining maturities are used to estimate the fair value of existing borrowings at the present value of expected cash flows if the debt instrument is not publicly exchanged. Closing market quotes are used to calculate the fair value of publicly-traded debt. The same approach is used for other long-term liabilities.

The fair value of interest rate swaps reflected the estimated amounts that the Company would have received or paid to terminate the contracts at the reporting date.

18.      SEGMENT DISCLOSURES

The Corporation operates in the two reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of the Company's reportable segments:

Textile Operations - Includes the manufacture and distribution of nylon, polyester-based and acetate fabrics and end products for home furnishings, industrial, apparel and recreational markets.

Polypropylene Operations - Includes the manufacture and distribution of polypropylene-based fabrics and bags and end-products for industrial and agricultural markets.

The accounting policies of the reportable segments are the same as those described in the note on Accounting Policies. The Company evaluates performance based on EBITDA, which represents sales, reflecting transfer prices at market value, less allocable expenses before AIP management fee, foreign exchange gain (loss), depreciation and amortization, other income (expense), net financing costs and income taxes. Intersegment sales are transacted at market value. Segment assets are those which are directly used in segment operations.

The senior credit facility also uses EBITDA in the computation of certain financial covenants.

Beginning in 1999, the Company restructured its operations, resulting in the combination of two previously reported segments into a new segment named Textile Operations. Prior years' statements have been restated to reflect this change.

                                            CONSOLTEX
                                         HOLDINGS, INC.                                 CONSOLTEX INC.

                                         Three months                                     Year ended
                                            ended
                                         December 31,         Nine months ended   December 31,        December 31,
BY SEGMENT                                  2000             September 30, 200    1999                1998
------------------------------------------------------------------------------------------------------------------

SALES:
Textile Operations                            $ 49,429        $161,830                   $ 213,044            $212,793
Polypropylene Operations                        34,979         123,920                     130,014             113,068
                                     -- --------------- ----- -------------------- -- -------------- -- ---------------
Consolidated sales                   $          84,408  $                 285,750  $       343,058   $         325,861
                                     -- --------------- ----- -------------------- -- -------------- -- ---------------

EBITDA:
Textile Operations                   $        (19,010)  $                  15,460  $        23,425   $          28,854
Polypropylene Operations                      (16,224)                      9,862           17,247              17,783
------------------------------------ -- --------------- ----- -------------------- -- -------------- -- ---------------
Total for reportable segments                 (35,234)                     25,322           40,672              46,637
Corporate expenses                             (1,995)                    (2,479)          (3,520)             (3,448)
------------------------------------ -- --------------- ----- -------------------- -- -------------- -- ---------------
CONSOLIDATED EBITDA                           (37,229)                     22,843           37,152              43,189

AIP management fee                               (487)                    (1,085)            (270)                   -
Foreign exchange gain (loss)                        45                    (3,086)            4,961             (7,263)
Depreciation and amortization                  (5,720)                   (13,859)         (15,847)            (13,220)
Other expense                                        -                      (426)          (2,994)               (166)
Financing costs                                (7,887)                   (20,782)         (22,002)            (20,252)
Income tax recovery (expense)                   16,421                      1,874            (547)             (3,571)
------------------------------------ -- --------------- ----- -------------------- -- -------------- -- ---------------
Consolidated net earnings (loss)     $        (34,857)  $                (14,521)  $           453   $         (1,283)
                                     -- --------------- ----- -------------------- -- -------------- -- ---------------




                                                    CONSOLTEX                            Consoltex Inc.
                                                    HOLDINGS,
                                                      INC.

                                              - ------------------   ----------------- - -----------------------------------
                                                  Three months         Nine months                   Year ended
                                                 ended December      ended September      December 31,        December 31,
                                                    31, 2000             30, 2000            1999                1998
--------------------------------------------- - ------------------ - ----------------- - ---------------- -- ---------------

CAPITAL EXPENDITURES:
   Textile Operations                         $        38          $    3,093          $      4,299       $      5,203
   Polypropylene Operations                         1,438               4,945                 6,324              8,348
--------------------------------------------- - ------------------ - ----------------- - ---------------- -- ---------------
Total for reportable segments                       1,476               8,038                10,623             13,551
   Corporate                                            -                   2                    13                 43
--------------------------------------------- - ------------------ - ----------------- - ---------------- -- ---------------
Consolidated capital expenditures             $     1,476          $    8,040          $     10,636       $     13,594
                                              - ------------------ - ----------------- - ---------------- -- ---------------

                                                                     CONSOLTEX
                                                                      HOLDINGS,         Consoltex Inc.
                                                                        INC.                 INC.
                                                                  ------------------ -- ------------------

                                                                    December 31,        December 31,
                                                                        2000               1999
------------------------------------------------------------- --- ------------------ -- ------------------

SEGMENT ASSETS:
   Textile Operations                                         $     159,669          $    136,928
   Polypropylene Operations                                         182,606               201,068
------------------------------------------------------------- --- ------------------ -- ------------------
Total for reportable segments                                       342,275               337,996
   Corporate                                                          3,072                 1,874
------------------------------------------------------------- --- ------------------ -- ------------------
Consolidated total assets                                     $     345,347          $    339,870
                                                              --- ------------------ -- ------------------



                                  CONSOLTEX HOLDINGS,                          CONSOLTEX INC.
                                         INC.
============================= -- ---------------------- -- ---------------- -- -----------------------------------
                                                               Nine months                Year ended
                                                                ended
                                    Three months ended      September 30,       December 31,     December 31,
BY GEOGRAPHIC AREA                  December 31, 2000            2000               1999             1998
-------------------------------------------------------------------------------------------------------------

SALES:  (1)
   Canada                     $     14,849              $    41,859         $      57,089           $     55,465
   United States                    47,016                  173,134               229,343                219,891
   Mexico                           21,011                   65,403                53,869                 47,081
   Others                            1,532                    5,354                 2,757                  3,424
----------------------------- -- ---------------------- -- ---------------- -- -------------------- -- -----------
Consolidated sales            $     84,408              $   285,750         $     343,058           $    325,861
                              -- ---------------------- -- ---------------- -- -------------------- -- -----------



                                                                CONSOLTEX            Consoltex Inc.
                                                              HOLDINGS, INC.
                                                      ---- --------------------- -- ------------------
                                                               December 31,
                                                                   2000             December 31, 1999
----------------------------------------------------- ---- --------------------- -- ------------------
FIXED ASSETS AND GOODWILL:
   Canada                                             $       90,851             $     44,069
   United States                                             113,043                  119,356
   Mexico                                                     19,412                   27,307
   Others                                                        621                      645
----------------------------------------------------- ---- --------------------- -- ------------------
----------------------------------------------------- ---- --------------------- -- ------------------
Consolidated fixed assets and goodwill                $      223,927             $    191,377
                                                      ---- --------------------- -- ------------------

(1)      Sales are attributed to countries based on location of customer.

19.      IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED

Accounting for Derivative Instruments not yet implemented

In 1998, FASB 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. The Company must adopt this statement in fiscal 2001. This statement outlines accounting and reporting standards for derivative instruments and hedging activities. Under this standard, all derivatives will be recognized at fair market value and will be accounted for depending on the intended use of each derivative and its designation as a hedge. The impact of implementing this standard on the Company's consolidated balance sheets and consolidated statements of operations and comprehensive income will not be material.

20. FINANCIAL STATEMENTS OF CONSOLTEX INC., CONSOLTEX (USA) INC. AND THE GUARANTOR SUBSIDIARIES

The Notes are guaranteed, on an unsecured senior subordinated basis, by the Company and the active subsidiaries of the Issuers. Separate financial statements for Consoltex Inc., Consoltex (USA) Inc. and the guarantor subsidiaries (the "Guarantors") are not included herein because (i) the Company, the Issuers and the Guarantors are jointly and severally liable with respect to the Notes, (ii) the aggregate net assets, earnings and equity of Consoltex Inc., Consoltex(USA) Inc. and the Guarantors are substantially equivalent to the net assets, earnings and equity of the Company on a consolidated basis, and (iii) such separate financial statements are not deemed material to investors.

21.      RESTATEMENT OF 1999 COMPARATIVE FIGURES

As a result of the subsequent discovery of facts in 2001, the 1999 financial statements of Consoltex Group Inc., prepared in accordance with Canadian generally accepted accounting principles and filed with the Company's Annual Report on form 20-F, require restatement to increase cost of sales by $1,573 and to decrease reported net earnings under both Canadian and US GAAP by the same amount. In addition, the Company had previously prepared 1999 financial statements in accordance with US GAAP which have not been filed under the Securities and Exchange Act of 1934 or released which have been restated to reflect the same adjustments. The 1999 figures presented therein in accordance with US GAAP reflect these adjustments. As a result of this restatement, as at December 31, 1999, Consoltex Inc. would have been in default of certain financial covenants of the senior credit facility in place at that time. In 2000, the Company renegotiated the senior credit facility as further described in Notes 6 and
8. The 1999 financial statements prepared in accordance with Canadian GAAP have not been reissued by the Company and those financial statements and the related auditors' report should not be relied upon.




 The Exchange Agent for the Exchange Offer and the Consent Solicitation is:

                              U.S. BANK, N.A.

  By Hand or Overnight Courier:                By Registered or Certified Mail:

         U.S. Bank, N.A.                               U.S. Bank, N.A.
80 East Fifth Street, Fourth Floor           180 East Fifth Street, Fourth Floor
       Saint Paul, MN 55101                          Saint Paul, MN 55101
     Attn: Default Processing                      Attn: Default Processing

   By Facsimile: (651) 244-8600             Call (800) 934-6802, option 5 for
                                              confirmation or for information


         Any questions or requests for assistance with respect to procedural matters in connection with the Exchange Offer of Consent Solicitation or additional copies of this Offering Circular, the Consent and Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Exchange Agent at the address and telephone number listed above. You also may contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer and the Consent Solicitation.